Filed with the Securities and Exchange Commission on October 27, 1997.

                                       Registration No. 333-34199

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM S-6

                          PRE-EFFECTIVE AMENDMENT NO. 1 TO
              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

   A.    Exact name of trust:    Variable Account II

   B.    Name of depositor:      AIG Life Insurance Company

   C.    Complete address of depositor's principal executive offices:
         One Alico Plaza, P.O. Box 667, Wilmington, Delaware 19899

   D.    Name and address of agent for service:
         Robert Liguori, Vice President and General Counsel
         AIG Life Insurance Company
         One Alico Plaza
         P.O. Box 667
         Wilmington, DE 19899

         COPIES TO:
         Michael Berenson, Esq.         and    Florence Davis, Esq.
         Jorden Burt Berenson & Johnson LLP    American International
         Suite 400 East                                Group, Inc.
         1025 Thomas Jefferson St., NW         70 Pine Street
         Washington, D.C.  20007-0805          New York, N.Y.  10270

         It is proposed that this filing will become effective:

         _____  immediately upon filing pursuant to paragraph (b) of Rule 485
         _____  on ____________, 1997, pursuant to paragraph (b) of Rule 485
         _____  60 days after filing pursuant to paragraph (a)(1) of Rule 485
         _____  on _________ pursuant to paragraph (a)(1) of Rule 485



         If appropriate, check the following box:

         _____ this post-effective amendment designates a new effective date for a previously filed post-effective amendment

   E.    Title and amount of securities being registered:
         Group Flexible Premium Variable Universal Life Insurance Policies.

   F.    N/A

   G.    Amount of Filing Fee:






         Registrant has declared that it registered an indefinite number or amount of securities in accordance with Rule 24f-2 under the Investment Company Act of 1940. Registrant filed a Rule 24f-2 notice for its most recent fiscal year on February 28, 1997.

                        CROSS REFERENCE TO ITEMS REQUIRED

                                 BY FORM N-8B-2


   N-8B-2 Item                               Caption in Prospectus

   1 . . . . . . . . . . . . . . . . . . . . .     The Company, The Separate
                                                   Account
   2 . . . . . . . . . . . . . . . . . . . . .     The Company
   3 . . . . . . . . . . . . . . . . . . . . .     Not Applicable
   4 . . . . . . . . . . . . . . . . . . . . .     Distribution of Policy
   5 . . . . . . . . . . . . . . . . . . . . .     The Separate Account
   6(a)  . . . . . . . . . . . . . . . . . . .     Not Applicable
   6(b)  . . . . . . . . . . . . . . . . . . .     Not Applicable
   9 . . . . . . . . . . . . . . . . . . . . .     Legal Proceedings
   10  . . . . . . . . . . . . . . . . . . . .     The Policy
   11  . . . . . . . . . . . . . . . . . . . .     The Separate Account, The
                                                   Funds and the Investment
                                                   Advisors
   12  . . . . . . . . . . . . . . . . . . . .     The Separate Account, The
                                                   Funds and the Investment
                                                   Advisors
   13  . . . . . . . . . . . . . . . . . . . .     Charges and Deductions
   14  . . . . . . . . . . . . . . . . . . . .     The Policy
   15  . . . . . . . . . . . . . . . . . . . .     The Separate Account
   16  . . . . . . . . . . . . . . . . . . . .     The Separate Account, The
                                                   Funds and the Investment
                                                   Advisors
   17  . . . . . . . . . . . . . . . . . . . .     The Policy
   18  . . . . . . . . . . . . . . . . . . . .     The Policy
   19  . . . . . . . . . . . . . . . . . . . .     Not Applicable
   20  . . . . . . . . . . . . . . . . . . . .     Not Applicable
   21  . . . . . . . . . . . . . . . . . . . .     Not Applicable
   22  . . . . . . . . . . . . . . . . . . . .     Not Applicable
   23  . . . . . . . . . . . . . . . . . . . .     Not Applicable
   24  . . . . . . . . . . . . . . . . . . . .     Not Applicable
   25  . . . . . . . . . . . . . . . . . . . .     The Company
   26  . . . . . . . . . . . . . . . . . . . .     Not Applicable
   27  . . . . . . . . . . . . . . . . . . . .     The Company
   28  . . . . . . . . . . . . . . . . . . . .     The Company
   29  . . . . . . . . . . . . . . . . . . . .     The Company
   30  . . . . . . . . . . . . . . . . . . . .     The Company
   31  . . . . . . . . . . . . . . . . . . . .     Not Applicable
   32  . . . . . . . . . . . . . . . . . . . .     Not Applicable
   33  . . . . . . . . . . . . . . . . . . . .     Not Applicable
   34  . . . . . . . . . . . . . . . . . . . .     Not Applicable

   35  . . . . . . . . . . . . . . . . . . . .     The Company
   37  . . . . . . . . . . . . . . . . . . . .     Not Applicable
   38  . . . . . . . . . . . . . . . . . . . .     Distribution of Policy
   39  . . . . . . . . . . . . . . . . . . . .     Distribution of Policy
   40  . . . . . . . . . . . . . . . . . . . .     Not Applicable
   41(a) . . . . . . . . . . . . . . . . . . .     Distribution of Policy
   42  . . . . . . . . . . . . . . . . . . . .     Not Applicable
   43  . . . . . . . . . . . . . . . . . . . .     Not Applicable
   44  . . . . . . . . . . . . . . . . . . . .     The Policy
   45  . . . . . . . . . . . . . . . . . . . .     Not Applicable
   46  . . . . . . . . . . . . . . . . . . . .     The Policy
   47  . . . . . . . . . . . . . . . . . . . .     Not Applicable
   48  . . . . . . . . . . . . . . . . . . . .     Not Applicable
   49  . . . . . . . . . . . . . . . . . . . .     Not Applicable
   50  . . . . . . . . . . . . . . . . . . . .     Not Applicable
   51  . . . . . . . . . . . . . . . . . . . .     The Company, The Policy
   52  . . . . . . . . . . . . . . . . . . . .     The Funds and the
                                                   Investment Advisors
   53  . . . . . . . . . . . . . . . . . . . .     Tax Considerations
   54  . . . . . . . . . . . . . . . . . . . .     Financial Statements
   55  . . . . . . . . . . . . . . . . . . . .     Not Applicable

        Group Flexible Premium Variable Universal Life Insurance Policies

                               VARIABLE ACCOUNT II
                          of AIG LIFE INSURANCE COMPANY
                         One Alico Plaza, P.O. Box 8718
                              Wilmington, DE 19899
                                 1-800-340-2765


         This prospectus describes a group flexible premium variable universal life insurance policy (the "Policy") offered by AIG Life Insurance Company (the "Company"). The Policy provides insurance protection for individuals within groups under sponsored arrangements. Sponsored arrangements may include, for example, those instances where an employer, a financial institution, an association, or group otherwise permitted by state insurance law, allows the Company to sell policies to, respectively, its employees, depositors, or members. An Owner may be issued a certificate as evidence of individual insured coverage under a group arrangement. The description of the Policy in this Prospectus is fully applicable to any certificate that may be issued under the Policy. As used herein the word "Policy" includes any such certificate.

         The Policy is designed to provide lifetime insurance protection on the named Insured and at the same time provide flexibility to vary the amount and timing of Premiums and to change the amount of Death Benefit payable. This flexibility allows You as Owner to provide for changing insurance needs under a single life insurance product.

         You also have the opportunity to allocate Net Premiums and Account Value to one or more Subaccounts of Variable Account II (the "Separate Account") and the Company's general account (the "Guaranteed Account," collectively with the Separate Account, the "Accounts") within limits. This Prospectus generally describes only that portion of the Account Value allocated to the Separate Account. For a brief summary of the Guaranteed Account, see "The Guaranteed Account," page ___.

         The assets of each Subaccount are invested in a corresponding portfolio as selected by the Owner from the following choices: the Conservative Investors Portfolio, Growth Investors Portfolio, Growth Portfolio, Quasar Portfolio, Technology Portfolio and Growth and Income Portfolio of the ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. ("Alliance Fund"); the VIP High Income Portfolio, VIP Growth Portfolio, VIP Money Market Portfolio and VIP Overseas Portfolio of the FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS FUND ("Fidelity Fund"); the VIP II Asset Manager Portfolio and VIP II Investment Grade Bond Portfolio of the FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS FUND II ("Fidelity Fund II"); the Small Company Stock Portfolio of the DREYFUS VARIABLE INVESTMENT FUND ("Dreyfus Fund"); the Worldwide Hard Assets Fund and Worldwide Balanced Fund of the VAN ECK INVESTMENT TRUST ("Van Eck Funds"); the Short-Term Retirement Portfolio, Medium-Term Retirement Portfolio and Long-Term Retirement Portfolio of the TOMORROW FUNDS RETIREMENT TRUST ("Tomorrow Funds"); and the DREYFUS STOCK INDEX FUND.

         The accompanying prospectuses for Alliance Fund, Fidelity Fund, Fidelity Fund II, Dreyfus Fund, Dreyfus Stock Index Fund, Tomorrow Funds and Van Eck Funds (collectively, the "Funds") describe their respective portfolios, including the risks of investing in the Funds, and provide other information on the Funds and on their managers.

         The Policy provides for a Net Cash Surrender Value that can be obtained by surrender. Because this value is based on the investment performance of the Subaccounts, to the extent of allocations to the Separate Account, there is no guaranteed Net Cash Surrender Value. If the Net Cash Surrender Value is insufficient to cover the charges due, coverage will lapse without value. The Policy also provides for loans and permits partial surrenders within limits.

         It may not be advantageous to replace existing insurance with the Policy. Within certain limits, you may return the Policy or exchange it for another life insurance policy issued by the Company with benefits that do not vary with the investment results of a separate account. A Policy may be returned according to the terms of its Period to Examine and Cancel (see "Period to Examine and Cancel Policy," page __), during which time Net Premium payments allocated to the Separate Account will be invested in the Money Market Subaccount.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         INVESTMENTS IN THESE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR ENDORSED BY, THE ADVISER OR ANY BANK OR BANK AFFILIATE. INVESTMENTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENTAL AGENCY. ANY INVESTMENT IN THE CONTRACT INVOLVES CERTAIN INVESTMENT RISK WHICH MAY INCLUDE THE POSSIBLE LOSS OF PRINCIPAL.

         THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY OR PRECEDED BY A CURRENT PROSPECTUS FOR EACH OF THE ALLIANCE FUND, FIDELITY FUND, FIDELITY FUND II, DREYFUS FUND, DREYFUS STOCK INDEX FUND, TOMORROW FUNDS AND VAN ECK FUNDS, AS IDENTIFIED ABOVE.

         THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

                       Date of Prospectus: _____________, 1997

   Distributor:
   AIG Equity Sales Corp.
   Attention: Variable Products
   80 Pine Street
   New York, New York 10270
   1-800-888-7485

                                TABLE OF CONTENTS                         Page

   DEFINITIONS OF TERMS      . . . . . . . . . . . . . . . . . . . . . . . .

   SUMMARY OF THE POLICY     . . . . . . . . . . . . . . . . . . . . . . . .

   PERFORMANCE INFORMATION   . . . . . . . . . . . . . . . . . . . . . . . .

   INFORMATION ABOUT THE COMPANY, THE SEPARATE ACCOUNT
         AND THE FUNDS       . . . . . . . . . . . . . . . . . . . . . . . .

   PREMIUMS AND ALLOCATIONS  . . . . . . . . . . . . . . . . . . . . . . . .

   GUARANTEED ACCOUNT        . . . . . . . . . . . . . . . . . . . . . . . .

   CHARGES AND DEDUCTION     . . . . . . . . . . . . . . . . . . . . . . . .

   SHOW YOUR ACCOUNT VALUE VARIES  . . . . . . . . . . . . . . . . . . . . .

   DEATH BENEFIT AND CHANGES IN FACE AMOUNT  . . . . . . . . . . . . . . . .

   CASH BENEFITS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

   ILLUSTRATIONS OF ACCOUNT VALUES, NET CASH SURRENDER VALUES, DEATH   . . .

   BENEFITS AND ACCUMULATED PREMIUMS . . . . . . . . . . . . . . . . . . . .

   OTHER POLICY BENEFITS AND PROVISIONS  . . . . . . . . . . . . . . . . . .

   TAX CONSIDERATIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . .

   SUPPLEMENTAL BENEFITS AND RIDERS  . . . . . . . . . . . . . . . . . . . .

   MANAGEMENT OF THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . .

   DISTRIBUTION OF POLICY  . . . . . . . . . . . . . . . . . . . . . . . . .

   OTHER POLICIES ISSUED BY THE COMPANY  . . . . . . . . . . . . . . . . . .

   STATE REGULATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . .

   LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . . . . . . .

   EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

   LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

   PUBLISHED RATINGS . . . . . . . . . . . . . . . . . . . . . . . . . . . .

   FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . .

   APPENDICES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                              DEFINITIONS OF TERMS

   Administrative Office.  One Alico Plaza, Wilmington, DE 19801

   Account Value. The total amount in the Accounts credited to a Policy. The Account Value is described on page ___.

   Allocation Date. The first business day after the Period to Examine and Cancel expires. The Period to Examine and Cancel is described on page
   _____.

   Attained Age. The Insured's age on the Policy Date plus the number of full years since the Policy Date.

   Beneficiary. The person(s) who is entitled to the Insurance Benefit of this Policy.

   Cash Surrender Value. Account Value less any applicable surrender charge that would be deducted upon surrender.

   Company, We, Our, Us.  AIG Life Insurance Company

   Death Benefit. The amount of money payable to the Beneficiary if the Insured dies while coverage is in force. The calculation of the Death Benefit is described on page __.

   Face Amount. The amount of insurance specified by the Owner and from which the Death
   Benefit will be determined. The initial Face Amount is shown in the Policy application.

   Grace Period. The period of time following a Monthly Anniversary during which this Policy will continue in force while the Net Cash Surrender Value is not sufficient to cover the total monthly deduction then due.

   Guaranteed Account. An account within the general account which consists of all of the Company's assets other than the assets of the Separate Account and any other separate accounts of the Company.

   Insured.  The person whose life is covered by the Policy.

   Issue Date. The date the Policy is issued. It may be a later date than the Policy Date if the initial Premium is received at Our Administrative Office and invested before underwriting has been completed. Once issued, Policy coverage is retroactive to the Policy Date. The Issue Date is used to measure contestability periods. See page __.

   Loan Account. The portion of the Account Value held in the Guaranteed Account as collateral for Policy loans. See page __.

   Maturity Date. The first Policy Anniversary following the Insured's attained age 99.

   Monthly Anniversary. The same day as the Policy Date for each succeeding month. If the Policy Date is the 29th, 30th or 31st of a month, in any month that has no such day, the Monthly Anniversary is deemed to be the last day of that month. The monthly deduction is deducted on each Monthly Anniversary.

   Net Cash Surrender Value.  The Cash Surrender Value less any Outstanding
   Loans.

   Net Premium.  A Premium less any expense charges deducted from the Premium.

   See page __.

   Outstanding Loan. The total amount of Policy loans, including both principal and accrued interest.

   Owner, You, Your. The person who purchased the Policy as shown in the application, unless later changed. The Owner may be someone other than the Insured.

   Planned Periodic Premium. The Premium designated at the time of application as the amount planned to be paid at specific intervals until the Maturity Date.

   Policy. The Group Flexible Premium Variable Universal Life Insurance contract issued by AIG Life Insurance Company.

   Policy Anniversary.  An anniversary of the Policy Date.

   Policy Date. The first date as of which We have received the initial Premium and an application in good order. If a Policy is issued, insurance is effective as of the Policy Date.

   Policy Month. The month commencing with the Policy Date and ending on the day before the first Monthly Anniversary, or any following month commencing with a Monthly Anniversary and ending on the day before the next Monthly Anniversary.

   Policy Year. The year commencing with the Policy Date and ending on the day before the first Policy Anniversary, or any following year commencing with a Policy Anniversary and ending on the day before the next Policy Anniversary.

   Premium. The total consideration paid by You in exchange for Our obligations under the Policy.

   Separate Account.  Variable Account II, a separate investment account of

   AIG Life Insurance Company.

   Subaccount. A division of the Separate Account established to invest in shares of a corresponding portfolio of a fund that is available for investment under the Policy.

   Valuation Date.  Each day the New York Stock Exchange is open for trading.

   Valuation Period. A period commencing as of the close of the New York Stock Exchange (presently 4 P.M., Eastern Time) on each Valuation Date and ending as of the close of the New York Stock Exchange on the next succeeding Valuation Date.

                              SUMMARY OF THE POLICY

         This summary is intended to provide a brief overview of the more significant aspects of the Policy. Further detail is provided in this prospectus and in the Policy. Unless the context indicates otherwise, the discussion in this summary and the remainder of the prospectus relates to the portion of the Policy involving the Separate Account. The Guaranteed Account is briefly described under "THE GUARANTEED ACCOUNT" on page __ and in the Policy.

   Purpose of the Policy

         The Policy offers an Owner insurance protection on the life of the Insured through the Maturity Date for so long as the Policy is in force. Like traditional life insurance, the Policy provides for an initial death benefit equal to its Face Amount, accumulation of cash value, and surrender and loan privileges. Unlike traditional life insurance, the Policy offers a choice of investment alternatives and an opportunity for the Account Value and, if elected by the Owner and under certain circumstances, its Death Benefit to grow based on investment results. The Policy is a flexible premium Policy, so that, unlike many other insurance policies and subject to certain limitations, an Owner may choose the amount and frequency of premium payments.

   Policy Values

         An Owner may allocate Net Premium payments among the various Subaccounts that comprise the Separate Account and that invest in the Dreyfus Stock Index Fund, or in corresponding portfolios of the Alliance Fund, Fidelity Fund, Fidelity Fund II, Dreyfus Fund, Tomorrow Funds, or Van Eck Funds. An Owner may also allocate Net Premium payments to the Guaranteed Account.

         Depending on the investment experience of the selected Subaccounts, the Account Value may increase or decrease on any day. The Death Benefit may or may not increase or decrease depending upon several factors, including the Death Benefit Option selected by the Owner. There is no guarantee that the Account Value and Death Benefit will increase. The Owner bears the investment risk on that portion of the Net Premiums and Account Value allocated to the Separate Account.

         The Policy will remain in force until the earliest of the Maturity Date, the death of the Insured, or a full surrender of the Policy, unless, before any of these events, the Net Cash Surrender Value is insufficient to pay the current monthly deduction on a Monthly Anniversary Date and a Grace Period expires without sufficient additional premium payment or loan repayment by the Owner.

   Policy Charges

         There are charges and deductions which the Company will deduct from each Policy. The deductions from Premium are the sales charge of 5% plus the specific state and local premium tax (a typical state premium tax rate would be in the range of 2% to 2.5%). (See "CHARGES AND DEDUCTIONS," page __.)

         On the Issue Date and each Monthly Anniversary, the following deductions are made from the Account Value:

         (a)   administrative charges;
         (b)   insurance charges; and
         (c)   supplemental benefit charges.

         The monthly deduction is made from the Subaccounts pro rata on the basis of the portion of Account Value in each Subaccount. The administrative charge varies by current Policy Face Amount. There is also an additional monthly deduction during the first Policy Year and the 12 months immediately following an increase in Face Amount. (See "CHARGES AND DEDUCTIONS," page __.)

         Deductions are also made on a daily basis against the assets of each Subaccount. Daily charges calculated at a current annual rate of 0.90% are charged for mortality and expense risks. This charge may be decreased to not less than 0.50% in Policy Years 11 and later. It is guaranteed not to exceed 0.90% for the duration of the Policy.

         If the Policy is surrendered during the first 14 Policy Years, We will deduct a Surrender Charge for the initial Face Amount. If a Policy is surrendered within 14 years immediately following an increase in Face Amount, we will deduct a surrender charge for the increase in Face Amount. The surrender charge will be deducted before any surrender proceeds are paid.

         A charge for partial surrenders is equal to a pro rata portion of the surrender charge that would apply to a full surrender. A partial surrender charge is also deducted from the Account Value upon a decrease in Face Amount.

         The administrative charge upon a partial surrender will be equal to the lesser of $25 or 2% of the amount surrendered. (See "CHARGES AND DEDUCTIONS," page __.)

   Death Benefit

         The Policy provides for the payment of benefits upon the death of the Insured. Upon application for a Policy, the Owner designates a Planned Periodic Premium. The Policy indicates the initial Face Amount of insurance. The Owner also elects in the application to have the Death Benefit determined under one of two available options. Under Option I, the

   Death Benefit will equal the Face Amount on the date of the Insured's death or, if greater, the Account Value on the date of the Insured's death increased by the applicable percentage set forth in the Policy. Under Option II, the Death Benefit will equal the Face Amount on the date of the Insured's death plus the Account Value or, if greater, the Account Value on the date of the Insured's death increased by the applicable percentage set forth in the Policy. (See "DEATH BENEFIT OPTIONS" and "CHANGES IN DEATH BENEFIT OPTION," pages ___ and ___, respectively.)

   Premium Features

         A.    Basic Minimum Premium

               A Table of Basic Minimum Premiums for various ages, sex and Face Amount in the nonsmoker class is provided in the Appendix.

               The Premium for the initial Face Amount must be at least as great as the Basic Minimum Premium at the time of application adjusted for the Attained Age, any substandard Premium, and any supplemental benefits riders.

         B.    Planned Periodic Premium

               The Planned Periodic Premium is the Premium designated at the time of application as the amount planned to be paid at specific intervals until the Maturity Date.

         C.    Flexibility

               In general Premiums are flexible as to both timing and amount. If Premiums cease at any time, the insurance provided under the Policy will continue for as long as the Net Cash Surrender Value is sufficient to keep the Policy in force. (See "PREMIUMS AND ALLOCATIONS," page __.)

         When applying for a Policy, an Owner will determine a Planned Periodic Premium that provides for the payment of level Premiums over a specified period of time. Each Owner will receive a Premium reminder notice on either an annual, semi-annual, quarterly, or monthly basis; however, the Owner is not required to pay Planned Periodic Premiums.

         Payment of the Planned Periodic Premiums will not guarantee that a Policy will remain in force. Instead, the duration of the Policy depends upon the Policy's Net Cash Surrender Value. Even if Planned Periodic Premiums are paid, the Policy will lapse any time the Net Cash Surrender Value is insufficient to pay the current monthly deduction and a Grace Period expires without sufficient payment. Any payment of additional Premium must be at least $50.00. The Company also may reject or limit any Premium that would result in an immediate increase in the net amount at risk under the Policy.

         For information regarding the taxation of the Policy under federal income tax law, (see "TAX CONSIDERATIONS," page ___.)

                             PERFORMANCE INFORMATION

         The Company from time to time may advertise the "total return" and the "average annual total return" of the Subaccounts and the Funds. Both total return and average total return figures are based on historical earnings and are not intended to indicate future performance.

         "Total Return" for a portfolio refers to the total of the income generated by the portfolio net of total portfolio operating expenses plus capital gains and losses, realized or unrealized. "Total Return" for the Subaccounts refers to the total of the income generated by the portfolio net of total portfolio operating expenses plus capital gains and losses, realized or unrealized, and the monthly deduction charge. "Average Annual Total Return" reflects the hypothetical annually compounded return that would have produced the same cumulative return if a Fund's portfolio's or Subaccount's performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in the return of the portfolio, they are not the same as actual year-by-year results.

         Performance information may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices so that investors may compare the Subaccount results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; (ii) other groups of variable life separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or (iii) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Subaccount. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

         The Company may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to Owners and prospective Owners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Policies and the characteristics of and market for such financial instruments.

         Total return data may be advertised based on the period of time that the portfolios have been in existence. The results for any period prior to the Policies being offered will be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies.

         Performance information for any Subaccount in any advertising will reflect only the performance of a hypothetical investment in the Subaccount during the particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio in which the Subaccount invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future. Actual returns may be more or less than those shown in any advertising and will depend on a number of factors, including the investment allocations by an Owner and the different investment rates of return for the portfolios.

                          AVERAGE ANNUAL TOTAL RETURNS*
                                      As of
                                December 31, 1996


                  Inception                                                   Since
   Portfolio      Date      1 Year        3 Years     5 Years     10 Years    Inception
   ALLIANCE
   Conservative
     Investors    10/28/94    2.85%       N/A         N/A         N/A         8.69%
   Growth
     Investors    10/28/94    7.21%       N/A         N/A         N/A         11.20%
   Growth         09/15/94    27.34%      N/A         N/A         N/A         28.94%
   Growth &
     Income       01/14/91    22.98%      17.77%      14.10%      N/A         12.18%
   Quasar         10/01/96    N/A         N/A         N/A         N/A         6.04%
   Technology     09/30/96    N/A         N/A         N/A         N/A         9.43%

   DREYFUS
   Stock Index    09/29/89    21.35%      17.31%      13.17%      N/A         12.36%
   Small Company
     Stock 2,3    04/30/9      N/A         N/A         N/A         N/A         8.73%

   FIDELITY
   VIP II Asset
    Manager       09/06/89    13.58%      7.01%       10.25%      N/A         10.70%
   VIP Growth     10/09/86    13.68%      14.73%      14.11%      14.11%      13.78%
   VIP Overseas   01/28/87    12.20%      7.12%       8.15%       N/A         6.92%
   VIP II Investment
    Grade Bond    12/05/88    2.26%       4.28%       5.68%       N/A         7.23%
   VIP High
    Income        09/19/85    13.01%      9.57%       13.88%      10.10%      10.98%
   VIP Money
    Market        04/01/82    4.42%       4.06%       3.49%       4.95%       6.00%

   TOMORROW FUNDS
   Long-Term      04/1/96     N/A         N/A         N/A         N/A         8.30%
   Medium-Term    04/1/96     N/A         N/A         N/A         N/A         7.56%
   Short-Term     04/1/96     N/A         N/A         N/A         N/A         7.23%

   VAN ECK
   Gold and
     Natural
   Resources1     09/01/89    15.90%      6.37%       13.31%      N/A         7.15%

   Worldwide
     Balanced     12/23/94    10.66%      N/A         N/A         N/A         4.61%

   --------------------

   (1) Effective May 1, 1997, the investment objectives and the name of the Van Eck Gold and Natural Resources Fund have been changed. The new name is Van Eck Worldwide Hard Assets Fund and its investment objective are described in the section entitled "The Funds and the Investment Advisors."

   (2)   Not annualized.

   (3) Calculated based on net value on the close of business on May 1, 1996 (commencement of initial offering) to December 31, 1996.

   * This performance information reflects the total of the income generated by the portfolio net of the total portfolio operating expenses, plus capital gains and losses, realized or unrealized, and net of the mortality and expense risk charge. The performance results do not reflect: monthly deductions; cost of insurance; surrender charges; sales loads and any state or local premium taxes (see charges and deductions in the prospectus). If these charges were included, the total return figures would be lower. The data assumes the Subaccounts under the Policy were in existence on the portfolio's inception date. The policies funded by the Separate Account were first offered in 1995.

                         INFORMATION ABOUT THE COMPANY,
                       THE SEPARATE ACCOUNT AND THE FUNDS

   The Company

         AIG Life Insurance Company is a stock life insurance company organized under the laws of the State of Delaware in 1962. The Company provides a full range of individual and group life, disability, accidental death and dismemberment policies and annuities. The Company is a subsidiary of American International Group, Inc., which serves as the holding company for a number of companies engaged in the international insurance business, both life and general, in approximately 130 countries and jurisdictions around the world.

   The Separate Account

         We established the Separate Account as a separate investment account on June 5, 1986. It may be used to support the Policies as well as other variable life insurance policies, and for other purposes permitted by law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and qualifies as a "separate account" within the meaning of the federal securities law.

         We own the assets in the Separate Account. The Separate Account is divided into Subaccounts. The Subaccounts available under the Policies invest in shares of a specific series of the Alliance Fund, Fidelity Fund, Fidelity Fund II, Dreyfus Fund, Dreyfus Stock Index Fund, Tomorrow Funds and Van Eck Funds. The Separate Account may include other Subaccounts which are not available under the Policies and are not otherwise discussed in this Prospectus.

         Income, gains and losses, realized or unrealized, of a Subaccount are credited to or charged against the Subaccount without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each Subaccount are not chargeable with liabilities arising out of any other business or account of the Company. If the assets exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits provided under the Policies.

         Subject to compliance with all applicable regulatory requirements, we have reserved certain rights. We have the right to change, add or delete designated investment companies. We have the right to add or remove Subaccounts. We have the right to withdraw assets of a class of policies to which the Policy belongs from a Subaccount and put them in another Subaccount. We also have the right to combine any two or more Subaccounts.

   The term Subaccount in the Policy shall then refer to any other Subaccount in which the assets of a class of policies to which the Policy belongs were placed.

           We have the right to register other separate accounts or deregister the Separate Account under the 1940 Act. We have the right to run the Separate Account under the direction of a committee, and discharge such committee at any time. We have the right to restrict or eliminate any voting rights of Owners, or other persons who have voting rights as to the Separate Account. We also have the right to operate the Separate Account or one or more of the Subaccounts by making direct investments or in any other form. If We do so, We may invest the assets of the Separate Account or one or more of the Subaccounts in any legal investments. We will rely upon Our own or outside counsel for advice in this regard. Also, unless otherwise required by law or regulation, an investment advisor or any investment of a Subaccount of Our Separate Account will not be changed by Us unless approved by the Commissioner of Insurance of the State of Delaware or deemed approved in accordance with such law or regulation. If so required, the process for getting such approval is on file with the insurance supervisory official of the jurisdiction in which this Policy is delivered.

         If any of these changes result in a material change in the underlying investments of a Subaccount of Our Separate Account, We will notify You of such change, as required by law. If You have value in that Subaccount, We will transfer it at Your written direction from that Subaccount (without charge) to another Subaccount of Our Separate Account or to Our Guaranteed Account, and You may then change Your Premium allocation percentages.

   The Funds and the Investment Advisors

         Alliance Fund, Fidelity Fund, Fidelity Fund II, Dreyfus Fund, Tomorrow Funds, and Van Eck Funds are each registered with the SEC as a diversified open-end management investment company under the 1940 Act. Each is a series-type mutual fund made up of different series, referred to as portfolios. The Dreyfus Stock Index Fund (also a "Fund" herein) is an open-end, non-diversified, management investment company, intended to be a funding vehicle for separate accounts of life insurance companies. Shares of the Funds are sold only to separate accounts of life insurance companies. The investment objectives of each of the portfolios in which Subaccounts invest are set forth below. The Fund prospectuses may include portfolios or funds which are not available under this Policy.

   ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.

   Conservative Investors Portfolio -- seeks the highest total return without undue risk to principal by investing in a diversified mix of publicly traded equity and fixed-income securities.

   Growth Investors Portfolio -- seeks the highest total return available with reasonable risk by investing in a diversified mix of publicly traded equity and fixed-income securities.

   Growth Portfolio -- seeks the long term growth of capital by investing primarily in common stocks and other equity securities.

   Growth and Income Portfolio -- seeks to balance the objectives of reasonable current income and opportunities for appreciation through investments primarily in dividend-paying common stocks of good quality.

   Quasar Portfolio -- seeks growth of capital by pursuing aggressive investment policies. The Portfolio invests principally in a diversified portfolio of equity securities of any company and industry and in any type of security which is believed to offer possibilities for capital appreciation.

   Technology Portfolio -- seeks growth of capital through investment in companies expected to benefit from advances in technology. The Portfolio invests principally in a diversified portfolio of securities of companies which use technology extensively in the development of new or improved products or processes.

         The Alliance Fund is managed by Alliance Capital Management L.P. ("Alliance"). The Fund also includes other portfolios which are not available for use by the Separate Account. More detailed information regarding management of the portfolios, investment objectives, investment advisory fees and other charges, may be found in the current Alliance Fund prospectus which contains a discussion of the risks involved in investing. The Alliance Fund prospectus is included with this Prospectus.

   DREYFUS VARIABLE INVESTMENT FUND

   Small Company Stock Portfolio -- seeks to provide investment results that are greater than the total return performance of publicly-traded common stocks in the aggregate, as represented by Russell 2500 TM Index.

   DREYFUS STOCK INDEX FUND

         The Fund seeks to provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. In anticipation of taking a market position, the Fund is permitted to purchase and sell stock index futures. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

         The Dreyfus Corporation ("Dreyfus"), located at 200 Park Avenue, New York, New York 10166, was formed in 1947 and serves as the investment advisor for the Small Company Stock Portfolio, which is an available portfolio of the Dreyfus Variable Investment Fund. Dreyfus is a wholly-owned subsidiary of Mellon Bank, N.A. which is a wholly-owned subsidiary of Mellon Bank Corporation ("Mellon"). As of March 31, 1997, Dreyfus managed or administered approximately $82 billion in assets for approximately 1.7 million investor accounts nationwide. The Fund also includes other portfolios which are not available under this prospectus as funding vehicles for the Policies. Dreyfus has engaged Mellon Equity, located at 500 Grant Street, Pittsburgh, Pennsylvania 15258, to serve as the Fund's index fund manager. Mellon Equity, a registered investment advisor formed in 1957, is an indirect wholly-owned subsidiary of Mellon and, thus an affiliate of Dreyfus. As of December 31, 1996, Mellon Equity and its employees managed approximately $11.3 billion in assets and served as the investment advisor of 14 other investment companies. More detailed information regarding management of the portfolios, investment objectives, investment advisory fees and other charges assessed by the funds, are contained in the prospectuses of the Dreyfus Variable Investment Fund and of the Dreyfus Stock Index Fund, each of which is included with this Prospectus.

   FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS FUND

   VIP Growth Portfolio -- seeks to aggressively achieve capital appreciation through investments primarily in common stock.

   VIP High Income Portfolio -- seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital.

   VIP Overseas Portfolio -- seeks the long-term growth of capital primarily through investments in securities of companies and economies outside of the United States.

   VIP Market Portfolio -- seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity. The portfolio will invest only in high quality U.S. dollar-denominated money market securities of domestic and foreign issuers. An investment in the Money Market Portfolio is neither insured nor guaranteed by the U.S. government, and there can be no assurance that the portfolio will maintain a stable $1.00 share price.

   FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS FUND II

   VIP II Asset Manager Portfolio -- seeks to provide a high total return with reduced risk over the long term by allocating its assets among stocks, bonds and short-term income instruments.

   VIP II Investment Grade Bond Portfolio -- seeks as high a level of current income as in consistent with the preservation of capital by investing in a broad range of investment-grade fixed-income securities. The fund will maintain a dollar-weighted average portfolio maturity of ten years or less.

         Fidelity Management & Research Company ("FMR") is the investment advisor for both the Variable Insurance Products Fund and Variable Insurance Products Fund II. FMR has entered into a sub-advisory agreement with FMR Texas, Inc., on behalf of the Money Market Portfolio. On behalf of the Overseas Portfolio, FMR has entered into sub-advisory agreements with Fidelity Management & Research (U.K.) Inc. (FMR U.K.), Fidelity

   Management & Research (Far East) Inc. (FMR Far East), and Fidelity International Investment Advisors (FIIA). FMR U.K. and FMR Far East also are sub-advisors to the Asset Manager Portfolio. Both Fidelity Fund and Fidelity Fund II include other portfolios which are not available under this prospectus as funding vehicles for the Policies. More detailed information regarding management of the portfolios, investment objectives, investment advisory fees and other charges assessed by the Fidelity Fund, are contained in the prospectuses of the Funds, each of which is included with this Prospectus.

   TOMORROW FUNDS RETIREMENT TRUST

   Short-Term Retirement Fund -- seeks to satisfy the retirement goals of investors who are currently between 51 and 65 years of age and with an average remaining life expectancy in the range of 20-30 years.

   Medium-Term Retirement Fund -- seeks to satisfy the retirement goals of investors who are currently between 36 and 50 years of age and with an average remaining life expectancy in the range of 35-50 years.

   Long-Term Retirement Fund -- seeks to satisfy the retirement goals of investors who are currently between 22 and 35 years of age and with an average remaining life expectancy in the range of 50 years or more.

         Each Tomorrow Funds portfolio invests its assets, in varying amounts, in equity and fixed-income securities of all types. The amount of assets allocated to equity securities is currently invested, in varying amounts, among large capitalization stocks, medium capitalization stocks, small capitalization stocks and, indirectly through other investment companies, foreign securities. Typically, the longer the average life expectancy of the target class of investors in a Tomorrow Funds portfolio, the greater the allocation of assets of that portfolio to securities with high growth potential and, correspondingly, more risk, such as small capitalization stocks. Conversely, the shorter the average life expectancy of the target class of investors in a Tomorrow Funds portfolio, the greater the emphasis on current income and capital preservation of assets and, therefore, the greater the allocation of assets of that portfolio to fixed-income securities. Each Tomorrow Funds portfolio will be managed more conservatively as the average age of its target class of investors increases.

         Weiss, Peck & Greer, L.L.C. is the investment adviser for the Tomorrow Funds portfolios. Tomorrow Funds include other portfolios which are not available under this Prospectus as funding vehicles for the Contracts. More detailed information regarding management of the funds, investment objectives, investment advisory fees and other charges assessed by the Tomorrow Funds, is contained in the prospectuses of the Tomorrow Funds, included with this Prospectus.

   VAN ECK INVESTMENT TRUST

   Worldwide Balanced Fund -- seeks long term capital appreciation together with current income by investing its assets in the United States and other countries throughout the world, and by allocating its assets among equity securities, fixed-income securities and short-term instruments.

   Worldwide Hard Assets Fund* (formerly the Gold and Natural Resources
   Fund) -- seeks long-term capital appreciation by investing globally, primarily in equity and debt securities of companies engaged to a significant extent in the exploration, development, production and distribution of (1) precious metals; (2) ferrous and non-ferrous metals;
   (3) oil and gas; (4) forest products; (5) real estate; and (6) other basic non-agricultural commodities (collectively, "hard assets"). Income is a secondary consideration.

   *Effective May 1, 1997, the name and investment objectives of the Gold and Natural Resources Fund were changed. The new name of the portfolio and its investment objectives are described above.

         Van Eck Associates Corporation is the investment adviser and manager of the Van Eck Funds and has entered into sub-advisory agreements to provide investment advice for certain portfolios. Fiduciary International Inc. ("FII"), located at Two World Trade Center, New York, New York 10048, is expected to serve as a sub-investment adviser to the Worldwide Balanced Fund pursuant to a Sub-Investment Advisory Agreement with the Fund when the portfolio's assets reach a level at which it is appropriate to use the sub-investment adviser's services. FII will then be expected to manage the investment operations of the Worldwide Balanced Fund and furnish it with a continuous investment program including which securities should be bought, sold, or held. At that time, the Adviser would manage and administer the business and affairs of the portfolio. As compensation for its services, FII will be paid a monthly fee at an annual rate of .50% of average daily net assets by the Adviser from the advisory fee it receives from the portfolio. FII serves as an investment adviser to other registered investment companies.

         The Van Eck Funds includes other portfolios which are not available under this Prospectus as funding vehicles for the Policies. More detailed information regarding management, investment objectives, and investment advisory fees and other charges assessed by the Van Eck Funds, is contained in the prospectus for the Fund included with this Prospectus.

   There is no assurance that any of the portfolios will achieve their stated objective.

         The shares of the Funds are sold not only to the Separate Account, but to other separate accounts of the Company that fund benefits under variable annuity policies. The shares of the Funds are also sold to separate accounts of other insurance companies. It is conceivable that in the future it may become disadvantageous for variable life and variable annuity policy separate accounts to invest in the same underlying mutual fund. Although neither We nor the Funds currently perceive or anticipate any such disadvantage, the Company will monitor events to determine whether any material conflict between variable annuity owners and variable life owners arises.

         Material conflicts could result from such occurrences as (1) changes in state insurance laws; (2) changes in federal income tax law; (3) changes in the investment management of any Fund; or (4) differences between voting instructions given by variable annuity owners and those given by variable life owners. In the event of a material irreconcilable conflict, We will take the steps necessary to protect our variable annuity and variable life owners. This could include discontinuance of investment in a Fund.

         Each Fund sells and redeems its shares at Net Asset Value without any sales charge. Any dividends or distributions from security transactions of a Fund are reinvested at Net Asset Value in shares of the same Fund; however, there are sales and additional charges associated with the purchase of the Policies. (See "PREMIUMS AND ALLOCATIONS," page ___.)Further information about the Funds and the managers is contained in the accompanying prospectuses, which You should read in conjunction with this Prospectus.

   Substitution of Securities

         If investment in a Subaccount should no longer be possible or, if in Our judgment, becomes inappropriate to the purposes of the Policies, or, if in Our judgment, investment in another Subaccount or insurance company separate account is in the interest of Owners, We may substitute another Subaccount or insurance company separate account. No substitution may take place without notice to Owners and prior approval of the SEC and insurance regulatory authorities, to the extent required by the 1940 Act and applicable law.

   Voting Rights

         We are the legal owner of shares held by the Subaccounts and as such have the right to vote on all matters submitted to shareholders of the Funds. However, as required by law, We will vote shares held in the Subaccounts at regular and special meetings of shareholders of the Funds in accordance with instructions received from Owners with Account Value in the Subaccounts. Should the applicable federal securities laws, regulations or interpretations thereof change so as to permit Us to vote shares of the Funds in Our own right, We may elect to do so.

         To obtain voting instructions from Owners, before a meeting We will send Owners voting instruction material, a voting instruction form and any other related material. The number of shares held by each Subaccount for which an Owner may give voting instructions is currently determined by dividing the portion of the Owner's Account Value in the Subaccount by the Net Asset Value of one share of the applicable Fund. Fractional votes will be counted. The number of votes for which an Owner may give instructions will be determined as of a date chosen by the Company but not more than 90 days prior to the meeting of shareholders. Shares held by a Subaccount for which no timely instructions are received will be voted by the Company in the same proportion as those shares for which voting instructions are received.

         We may, if required by state insurance officials, disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Funds, or to approve or disapprove an investment advisory agreement. In addition, We may under certain circumstances disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Funds, provided that We reasonably disapprove of such changes in accordance with applicable federal regulations. If We ever disregard voting instructions, We will advise Owners of that action and of Our reasons for such action in the next semiannual report. Finally, We reserve the right to modify the manner in which We calculate the weight to be given to pass through voting instructions where such a change is necessary to comply with current federal regulations or the current interpretation thereof.

                            PREMIUMS AND ALLOCATIONS

   Applying for a Policy

         If You want to purchase a Policy, You must complete an application and submit it to one of Our authorized agents. The minimum Policy size will be $50,000 of Face Amount at issue. You must pay an initial Premium at least equal to the minimum required. (See "PREMIUMS," below.) Your Premium may be submitted with the application or at a later date, but Policy coverage will not become effective until the initial Premium is received at Our Administrative Office.

         We require satisfactory evidence of the Insured's insurability, which may include a medical examination of the Insured. Generally, We will issue a Policy covering an Insured up to age 75 if evidence of insurability satisfies Our underwriting rules. Acceptance of an application depends on Our underwriting rules. We reserve the right to reject an application for any reason.

   Period to Examine and Cancel Policy

         The Policy provides for an initial period during which the Owner may examine the Policy and cancel it for any reason (the "Period to Examine and Cancel"). The Owner may cancel the Policy before the latest of: (a) 45 days after Part I of the Application for the Policy is signed; (b) 10 days after the Owner receives the Policy; and (c) 10 days after the Company mails or personally delivers a Notice of Withdrawal Right to the Owner. The period will be extended beyond 10 days after Policy delivery, if required by the state where the Owner resides. Upon returning the Policy to the Administrative
   Office or to an agent of the Company within such time with a written request for cancellation, the Owner will receive a refund equal to the gross premium paid on the Policy and will not reflect the investment experience of the Separate Account.

         The Period to Examine and Cancel also applies after a requested increase in Face Amount as to the amount of the increase and the Premium paid for the increased Face Amount.

   Premiums

         The minimum initial Premium required depends on a number of factors, such as the age, sex and underwriting rate class of the proposed Insured, the desired Face Amount ($50,000 minimum amount) and any supplemental benefits. The minimum initial Premium must be at least equal to two payments of the Planned Periodic Premium. (See "PLANNED PERIODIC PREMIUMS," below.) Sample Basic Minimum Premiums are shown in the Appendix.

         Additional Premiums may be paid in any amount and at any time, subject to the following limits. First, a Premium must be at least $50 and must be sent to Our Administrative Office. We may require satisfactory evidence of insurability before accepting any Premium which results in an increase in the net amount at risk (defined on page __).

         In addition, total Premiums paid may not exceed guideline Premium limitations for life insurance set forth in the Internal Revenue Code. We will refund any portion of any Premium which is determined to be in excess of the Premium limit established by law to qualify a Policy as a Policy for life insurance. The amount refunded will be the excess Premium. In addition, We will monitor Policies and will attempt to notify the Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract under the Internal Revenue Code. (See "TAX CONSIDERATIONS," page __.)

         Lastly, no Premium will be accepted after the Maturity Date.

         Planned Periodic Premiums. When applying for a Policy, You select a plan for paying level Premiums at specified intervals, e.g., monthly, quarterly, semi-annually or annually, until the Maturity Date. You are not required to pay Premiums in accordance with this plan; rather, You can pay more or less than planned or skip a Planned Periodic Premium entirely. You can change the amount and frequency of Planned Periodic Premiums whenever You want by sending written notice to Our Administrative Office. However, We reserve the right to limit the amount of a Premium or the total Premiums paid, as discussed above.

         The Planned Periodic Premium may be recalculated if the Policy Face Amount is increased or decreased.

         The first year minimum Premium payable must be at least as great as the Planned Periodic Premium. If Premiums cease at any time, the insurance provided under the Policy will continue for as long as the Net Cash Surrender Value in the Policy is sufficient to keep it in force (See "GRACE PERIOD" below).

         We will send You a reminder notice for Your Planned Periodic
   Premiums.

         Premiums Upon Increase in Specified Face Amount. Depending on the Account Value at the time of an increase in the Face Amount and the amount of the increase requested, an additional Premium or change in the amount of Planned Periodic Premiums may be advisable. (See "CHANGES IN FACE AMOUNT," page ___.)

   Premiums to Prevent Lapse

         Failure to pay Planned Periodic Premiums will not necessarily cause a Policy to lapse. Conversely, paying all Planned Periodic Premiums will not necessarily guarantee that a Policy will not lapse. Rather, whether a Policy lapses depends on whether its Net Cash Surrender Value is insufficient to cover the monthly deduction when due (see page ___).

         If the Net Cash Surrender Value on a Monthly Anniversary is less than the amount of the monthly deduction to be deducted on that date, the Policy will be in default and a Grace Period will begin. This could happen if investment experience has been sufficiently unfavorable that it has resulted in a decrease in the Net Cash Surrender Value or the Net Cash Surrender Value has decreased because of any combination of the following:
   Outstanding Loans, partial surrenders, expense charges, or insufficient Premiums paid to offset the monthly deduction. A Policy that lapses with an Outstanding Loan may have tax consequences. (See "TAX CONSIDERATIONS," page ___.)

         Grace Period. If Your Policy goes into default, You will be allowed a 61-day Grace Period to pay a Premium sufficient to keep the Policy in force for 3 months. We will send notice of the amount required to be paid during the Grace Period ("Grace Period Premium") to Your last known address and to any assignee of record. The Grace Period will begin when the notice is sent. Your Policy will remain in effect during the Grace Period. If the Insured should die during the Grace Period or before the Grace Period Premium is paid, the Death Benefit will still be payable to the Beneficiary, although the amount paid will reflect a reduction for the monthly deductions due on or before the date of the Insured's death. See "Death Benefit," page ___. If the Grace Period Premium has not been paid before the Grace Period ends, Your Policy will lapse. It will have no value and no benefits will be payable. (See "REINSTATEMENT," page ___.)

         A Grace Period may also begin if Outstanding Loans exceed the Policy limit. (See "LOAN REPAYMENT; EFFECT IF NOT REPAID," page ___.)

   Net Premium Allocations

         In the application, You specify the percentage of a Net Premium to be allocated to each Subaccount. This allocation must comply with the allocation rules described in the following paragraph. However, until the Period to Examine and Cancel expires, all Net Premiums received are invested in the Money Market Subaccount. The first business day after the period expires, the Account Value in the Money Market Subaccount is transferred and allocated based on the Premium allocation percentages in the application. (See "DETERMINING THE POLICY VALUE," page ___.)

         The Premium allocation percentages specified in the application will apply to subsequent Premiums until You change them. You can change the allocation percentages at any time, subject to the rules below, by sending written notice to Our Administrative Office. The change will apply to all Premiums received with or after Your notice.

   Dollar Cost Averaging

         If elected, this option allows for automatic transfer from the Money Market Subaccount into other Subaccounts for a specified dollar amount or number of months not in excess of 24. This option can be elected at any time provided there is a minimum balance of $2,000 in the Money Market

   Subaccount at the time of election. The allocation to the Subaccounts will be based on Your Premium allocation that is in effect at the time of each transfer. The automatic transfers will begin on the first Monthly Anniversary following the end of Your Free Look Period; or, if You elect the option after Your application has been submitted, the automatic transfers will begin on the second Monthly Anniversary following the receipt of Your request at Our Administrative Office.

         If You elect to transfer a specific dollar amount each month, the automatic transfers will continue until Your Money Market Subaccount is depleted. If You elect to have Your funds transferred over a specific number of months, We will transfer a fraction equal to one divided by the number of months remaining in the period. For example, if You elect to transfer over a 12 month period, the first transfer will be 1/12 of Your Money Market Subaccount value, the second transfer will be for 1/11, the third will be for 1/10 and so on until the end of the requested period.

   Automatic transfers will remain in effect until one of the following conditions occur:

         1.    The funds in the Money Market Subaccount are depleted;
         2. We receive Your written request at Our Administrative Office to cancel future transfers;
         3.    We receive notification of death of the Insured; or
         4.    The Policy lapses.

         Use of Dollar Cost Averaging does not guarantee investment gains or protect against loss in a declining market.

         The allocation and transfer provisions discussed below do not apply to transfers effected under the Dollar Cost Averaging Option.

         Allocation Rules. No less than 5% of a Premium may be allocated to any one Subaccount. The sum of Your allocations must equal 100% and each allocation percentage must be a whole number.

   Crediting Premiums

         The initial Net Premium will be credited to the Policy as of the Policy Date. Subsequent Planned Periodic Premiums and accepted unplanned premiums will be credited to the Policy and the Net Premiums will be invested as of the date the Premium or notification of deposit is received at Our Administrative Office. However, any Net Premiums requiring underwriting will be allocated to the Money Market Subaccount until underwriting has been completed. When accepted or at the end of the Period to Examine and Cancel, the Account Value in the Money Market Subaccount attributable to the resulting Net Premium will be credited to the Policy and allocated in accordance with the specified allocation percentages. Net Premiums not requiring underwriting will be invested in the Subaccounts according to the specified allocation percentages directly. If additional Premium is rejected, We will refund the excess amount.

   Transfers

         You may transfer Account Value among the Subaccounts subject to the following rules, some of which depend on whether Account Value is to be transferred from a Subaccount or the Guaranteed Account. Transfer requests must be in writing. Transfers may not be requested until after the end of the Period to Examine and Cancel (see page ___). A transfer will take effect on the date the request is received at Our Administrative Office.
   We may, however, defer transfers under the same conditions as described in "WHEN PROCEEDS ARE PAID," page ___. There is no limit on the number of transfers. However, after six (6) transfers have been made during a Policy Year, We currently impose a $25 transfer charge on each subsequent transfer. (See "TRANSFER CHARGE," page ___.) The Company reserves the right to increase or decrease the number of "free" transfers allowed in any Policy Year.

         The minimum amount of Account Value that may be transferred is $250. If less than the full amount of Account Value in a Subaccount is being transferred from the Subaccount, the amount remaining must be at least $250. If the amount remaining would be less than $250, the full amount of the Account Value will be transferred.

   Subaccount Transfer Rules. Transfers among Subaccounts and from Subaccounts to the Guaranteed Account may be made at any time after the Period to Examine and Cancel. All transfers processed on the same business date will count as one transfer for purposes of determining whether the transfer is free or may be subject to the $25 charge.

         Guaranteed Account Transfer Rules. Account Value held in the Guaranteed Account may be transferred to a Subaccount or Subaccounts only during the 60-day period within 30 days before and following the end of each Policy Year. The amount transferred must be at least $250, or the Account Value held in the Guaranteed Account, whichever is less. If the amount transferred is less than the Account Value then held in the Guaranteed Account, at least $250 must remain in the Guaranteed Account. The maximum allowable amount that can be transferred from the Guaranteed Account, at any one time, is 25% of the unloaned portion of the Guaranteed Account. (See "DEDUCTIONS FROM THE GUARANTEED ACCOUNT," page ___, for additional rules and limits for the Guaranteed Account.)

                               GUARANTEED ACCOUNT

         Because of exemptive and exclusionary provisions, interests in the Guaranteed Account have not been registered under the Securities Act of 1933 nor has the Guaranteed Account been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Guaranteed Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the Guaranteed Account. The disclosure regarding the Guaranteed Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

         The Guaranteed Account is an account within the general account of the Company. It is part of Our general account assets. Our general account assets are used to support Our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, We have sole discretion over the investment of the assets of the general account. The Loan Account is part of the Guaranteed Account.

   Interest Credited on Policy Value in the Guaranteed Account

         Net Premiums allocated to the Guaranteed Account and Account Value transferred from the Subaccounts to the Guaranteed Account are credited to the Guaranteed Account portion of the Account Value. We will credit interest on these amounts at rates We determine in Our sole discretion, but in no event will interest credited on these amounts be less than an effective rate of at least 0.32737% per month, compounded monthly which equates to 4% per year, compounded annually. The Loan Account portion of the Guaranteed Account will be credited with interest at an annual rate that is 2.0% less than the then current Policy loan interest rate.

         However, if at the time of an allocation or transfer to the Guaranteed Account, We are crediting a rate of interest higher than 4%, the higher rate will apply to the amount from the date of its allocation or transfer to the Guaranteed Account through the end of the period during which the excess rate is effective. If a higher rate of interest is credited, different rates of interest may apply to amounts allocated or transferred at different times, and different rates of interest may apply to amounts held in a Loan Account than to the remaining portion of Account Value held in the Guaranteed Account. YOU ASSUME THE RISK THAT INTEREST CREDITED MAY NOT EXCEED THE GUARANTEED MINIMUM RATE OF 4% PER YEAR.

   Calculating Guaranteed Account Value

         The Guaranteed Account Value is calculated daily.  (See "GUARANTEED

   ACCOUNT VALUE," page __.)

   Deductions from the Guaranteed Account

         Amounts allocated to the Guaranteed Account at different times, whether from Net Premiums or transfers, may be credited with different rates of interest. Whenever a charge is deducted from the Account Value in the Guaranteed Account, or an amount is withdrawn from the Account Value in the Guaranteed Account to satisfy a partial surrender, transfer or Policy loan request, the charge or withdrawal will be taken first from the amount most recently allocated to the Guaranteed Account, then the amount next most recently allocated, and so forth. See page ___ for limits and restrictions on transfers of Account Value from the Guaranteed Account.

         If there is any Account Value in the Loan Account, it is not available for transfers, partial surrenders or Policy loans, nor any charges deducted from this portion of Account Value. Amounts are transferred to or from the Loan Account only when Policy loans are taken or repayments made. If an amount is transferred from the Loan Account to the remaining portion of the Guaranteed Account Value, it will be treated as a new allocation to the Guaranteed Account and will be credited with interest at the rate then in effect for Guaranteed Account allocations. (See "LOAN ACCOUNT," page ___.)

   Payments from the Guaranteed Account

         We may defer payment of proceeds from the Guaranteed Account for a partial surrender, surrender or Policy loan request for up to six months from the date We receive the written request. If a payment from the Guaranteed Account is deferred for 30 days or more, it will bear interest at a rate of 4% per year compounded annually while it is deferred.

                             CHARGES AND DEDUCTIONS


         Periodically, the Company will deduct charges from the Account Value and also from each Premium to cover certain expenses related to issuing and administering the Policy. These charges and deductions are described in the Policy as either guaranteed or current. The Company will never charge more than the guaranteed amount; however, solely within the Company's discretion, it may on a current basis charge less than the guaranteed amount.

   Premium Charges

         We will deduct a charge from each Premium. This charge consists of a 5% sales charge plus an explicit percent of Premium equal to the state and local premium tax rate applicable to the Policy (e.g., a typical state premium tax rate would be in the range of 2% to 2.5%). An additional sales charge may be deducted on a partial surrender or surrender of a Policy during the first 14 Policy Years. (See "SURRENDER CHARGES," page ___.)

         The 5% sales charge partially compensates Us for the expenses of selling and distributing the Policies, including paying sales commissions, printing prospectuses, preparing sales literature and paying for other promotional activities.

   Daily Mortality and Expense Risk Charge

         We deduct a daily charge from assets in the Subaccounts attributable to the Policies for assuming certain mortality and expense risks under the Policy. This charge does not apply to Guaranteed Account assets attributable to the Policies. The guaranteed and current charge is at an annual rate of 0.90% of net assets. Although the charge may be decreased to not less than 0.50% in Policy Years 11 and later, it is guaranteed not to exceed 0.90% for the duration of a Policy. Starting in Policy Year 11, if the current charge is less than .90%, We will notify You before We increase this charge. We may realize a profit from this charge.

         The mortality risk We assume is that the Insureds on the Policies may die sooner than anticipated and that therefore the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk we assume is that expenses incurred in issuing and administering the Policies and the Separate Account will exceed the amounts realized from the administrative charges assessed against the Policies.

   Monthly Deduction

         On the Issue Date and each Monthly Anniversary, We deduct the monthly deduction from the Account Value. The amount deducted on the Issue Date is for the Policy Date and any Monthly Anniversaries that have elapsed since the Policy Date. (For this purpose, the Policy Date is treated as a Monthly Anniversary.) The monthly deduction consists of (1) administrative charges (the "Monthly Expense Charge"), (2) insurance charges ("Cost of

   Insurance Charge"), and (3) any charges for additional benefits added by supplemental agreement to a Policy ("Supplemental Benefit Charges"), as described below. The monthly deduction is deducted from the Accounts pro rata on the basis of the portion of Account Value in each Account. (See "DEDUCTIONS FROM THE GUARANTEED ACCOUNT," page ___.)

         Current and Guaranteed Expense Charges. The monthly expense charge varies by current Policy Face Amount. There is also an additional monthly charge (see "First Year Additional Charge" in table below) during the first Policy year and the twelve months immediately following an increase in Face Amount.

         The monthly expense charges per Policy varying by the Policy Face Amount and the additional monthly charge during the first Policy Year and every twelve months immediately following an increase in Face Amount for current and guaranteed expense charges are shown below:
                                                   Current     Guaranteed
   Monthly Expense Charge Per Policy               Charge         Charge

   If Face Amount is between $50,000 and           $7.50          $15.00
   $199,99
   If Face Amount is between $200,000 and          $5.00          $10.00
   $499,999

   If Face Amount is $500,000 or greater           $ 4.00         $10.00
   First Year Additional Charge                    $20.00         $25.00

         These charges compensate Us for administrative expenses associated with the Policies and the Separate Account. These expenses relate to Premium billing and collection, recordkeeping, processing Death Benefit claims, Policy loans, Policy changes, reporting and overhead costs, processing applications and establishing Policy records.

         Cost of Insurance Charge. This charge compensates Us for providing insurance coverage. The charge depends on a number of factors, such as Attained Age, sex and rate class of the Insured, and therefore will vary from Policy to Policy and from Monthly Anniversary to Monthly Anniversary. For any Policy the cost of insurance on a Monthly Anniversary is calculated by multiplying the cost of insurance rate for the Insured by the net amount at risk under the Policy for that Monthly Anniversary.

         The Net Amount at Risk is calculated as (a) minus (b) where

         (a) is the current Death Benefit at the beginning of the Policy month divided by 1.0032737.
         (b)   is current total Account Value.

         The cost of insurance rate for a Policy is based on the Attained Age, sex and rate class of the Insured, and therefore varies from time to time. We currently place Insureds in one of three basic rate classifications, based on Our underwriting: a smoker, a nonsmoker standard, or a rate class involving a higher mortality risk (a "substandard class"). Insureds

   Attained Age 14 and under are placed in a rate class that does not distinguish between smoker and nonsmoker, and are assigned to a smoker class at Attained Age 15 unless they have provided satisfactory evidence that they qualify for a nonsmoker class.

         We place the Insured in a rate class when We issue the Policy based on Our underwriting of the application. This original rate class applies to the initial Face Amount. When an increase in Face Amount is requested, We conduct underwriting before approving the increase (except as noted below) to determine whether a different rate class will apply to the increase. If the rate class for the increase has lower cost of insurance rates than the original rate class, the rate class for the increase also will be applied to the initial Face Amount. If the rate class for the increase has higher cost of insurance rates than the original rate class, the rate class for the increase will apply only to the increase in Face Amount, and the original rate class will continue to apply to the initial Face Amount.

         If there have been increases in the Face Amount, we may use different cost of insurance rates for the increased portions of the Policy Face Amount. For purposes of calculating the cost of insurance charge after the Face Amount has been increased, the Account Value will be applied to the initial Face Amount first and then to any subsequent increases in Face Amount. If at the time an increase is requested, the Account Value exceeds the initial Face Amount (or any subsequently increased Face Amount) divided by 1.0032737, the excess will then be applied to the subsequent increase in Face Amount in the sequence of the increases.

         If the Death Benefit equals the Account Value multiplied by the applicable death benefit corridor percentage, any increase in Account Value will cause an automatic increase in Death Benefit. The Attained Age and underwriting class for such increase will be the same as that used for the most recent increase in Face Amount (that has not been eliminated through a subsequent decrease in Face Amount).

         If there is a decrease in Face Amount after there had been prior increases to the Face Amount, then for purposes of calculating the cost of insurance charge, the decrease will first be applied to reduce any prior increases in Face Amount, starting with the most recent increase in Face Amount and then to each prior increase.

         The guaranteed cost of insurance rates for substandard policies issued on a table rated basis are based on multiples of the 1980 CSO tables. The substandard multiple applicable depends on the substandard underwriting classification assigned to the insured. Currently, multiples range from 125% to 500% of the 1980 CSO tables.

         The guaranteed cost of insurance charges at any given time for a substandard policy with flat extra charges will be based on the guaranteed maximum cost of insurance rate for the policy (including table rating multiples, if applicable), the current net amount at risk at the time the deduction is made, plus the actual dollar amount of the flat extra charge. Our current cost of insurance rates may be less than the guaranteed rates.

         Our current cost of insurance rates will be determined based on Our expectations as to future mortality, investment, expense and persistency experience. These rates may change from time to time. In the Company's discretion, the current charge may be increased in any amount up to the maximum guaranteed charge shown in the table.

         Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker standard class are lower than guaranteed rates for an Insured of the same age and sex in a smoker standard class. Cost of insurance rates (whether guaranteed or current) for an Insured in a nonsmoker or smoker standard class are generally lower than guaranteed rates for an Insured of the same age and sex and smoking status in a substandard class.

         We do not conduct underwriting for an increase in Face Amount if the increase is requested as part of a conversion from a term policy issued by the Company. (See "SUPPLEMENTAL BENEFITS," page ___.) In the case of a term conversion, the rate class that applies to the increase is the same rate class that applied to the term policy.

   Legal Considerations Relating to Sex-Distinct Premiums and Benefits. Mortality tables for the Policies generally distinguish between males and females. Thus, Premiums and benefits under Policies covering males and females of the same age will generally differ.

         We do, however, also offer Policies based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a Policy should consult their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, We may offer Policies with unisex mortality tables to such prospective purchasers.

   Supplemental Benefit Charges.  See "SUPPLEMENTAL BENEFITS," page ___.

   Transfer Charge

         We currently impose a $25 transfer charge on any transfer of Account Value among the Subaccounts in excess of six free transfers permitted each Policy Year. If the charge is imposed, it will be deducted from the amount requested to be transferred before allocation to the new Subaccount(s) and shown in the confirmation of the transaction. If an amount is being transferred from more than one Subaccount, the transfer charge will be deducted proportionately from the amount being transferred from each

   Subaccount. This charge, if imposed, will reimburse Us for administrative expenses incurred in effecting transfers.

   Surrender Charge

         If the Policy is surrendered during the first 14 Policy Years, We will deduct a surrender charge for the initial Face Amount. If a Policy is surrendered within 14 years after an increase in Face Amount, We will deduct a surrender charge for the increase in Face Amount. The surrender charge will be deducted before any surrender proceeds are paid.

         Surrender Charge for Initial Face Amount. The surrender charge for the initial Face Amount will be no greater than the sum of (1) and (2) times a duration factor (as shown in the table below), where:

         (1) is equal to 25% of the first year paid Premium up to the surrender charge premium (which is an amount calculated separately for each Policy based on age, sex and smoker/nonsmoker class and is provided in the Appendix); and

         (2) is equal to 4% of the first year paid Premium in excess of the surrender charge premium.

         The following table lists the Policy duration factor as described above:

                Policy                         Surrender Charge
               Duration                            Factor
               --------                        ----------------
                  1                                  100%
                  2                                  100%
                  3                                  100%
                  4                                  100%
                  5                                  100%
                  6                                   90%
                  7                                   80%
                  8                                   70%
                  9                                   60%
                 10                                   50%
                 11                                   40%
                 12                                   30%
                 13                                   20%
                 14                                   10%
                 15+                                   0%

         A Table of Surrender Charge Premiums for various ages, sex and Face Amount in the nonsmoker class is shown in Appendix B.

         An increase in the Face Amount of the Policy will result in an additional surrender charge during the 14 years. The additional surrender charge period will begin on the effective date of the increase.

         If the Face Amount of the Policy is reduced before the end of the 14th Policy Year or within 14 years immediately following a Face Amount increase, We may also deduct a pro rata share of any applicable surrender charge from Your Account Value. Reductions will first be applied against the most recent increase in the Face Amount of the Policy. They will then be applied to prior increases in the Face Amount of the Policy in the reverse order in which such increases took place, and then to the original Face Amount of the Policy.

   Partial Surrender Charge

         The partial surrender charge is equal to a pro rata portion of the surrender charge that would apply to a full surrender, determined by multiplying the applicable full surrender charge by a fraction (equal to the partial surrender amount payable plus the partial surrender administrative charge divided by the result of subtracting the applicable surrender charge from the unloaned portion of the Account Value). This amount is assessed against the Subaccounts or the Guaranteed Account in the same manner as provided for with respect to the partial surrender amount paid.

         A partial surrender charge is also deducted from the Account Value upon a decrease in Face Amount. The charge is equal to the applicable surrender charge multiplied by a fraction (equal to the decrease in Face Amount divided by the Face Amount of the Policy prior to the decrease).

   Partial Surrender Administrative Charge

         We will deduct an administrative charge upon a partial surrender. This charge is $25. If required by the insurance regulations of any state, the administrative charge for a partial surrender will be equal to the lesser of $25 or 2% of the amount surrendered. This charge will be deducted from the Account Value in addition to the amount requested to be surrendered and will be considered to be part of the partial surrender amount. (See page __ for rules for allocating the deduction and "Partial Surrenders" on page __.)

         Each partial surrender will reduce the Account Value by the amount of partial surrender plus the proportional surrender charge and $25 fee. If the Death Benefit coverage is the Level Death Benefit Option, the Face Amount will also be reduced by the amount of the partial surrender in the following order:

         1. The most recent increase in the Face Amount, if any, will be reduced first.
         2. The next most recent increases in the Face Amount, if any, will then be successively decreased.
         3.    The initial Face Amount will then be decreased.

   Discount Purchase Programs

         The amount of the surrender charge may be reduced or eliminated when sales of the Policies are made to individuals or to groups of individuals in a manner that, in the opinion of the Company, results in savings of sales expenses. For purchases made by officers, directors and employees of the Company, an affiliate, or any individual, firm, or company that has executed the necessary agreements to sell the Policies, and members of the immediate families of such officers, directors, and employees, the Company may reduce or eliminate the surrender charge.

                          HOW YOUR ACCOUNT VALUE VARIES


         There is no minimum guaranteed Account Value or Net Cash Surrender Value. These values will vary with the investment experience of the Subaccounts and/or the crediting of interest in the Guaranteed Account, and will depend on the allocation of Account Value. If the Net Cash Surrender Value on a Monthly Anniversary is less than the amount of the monthly deduction to be deducted on that date (see page __), the Policy will be in default and a Grace Period will begin.

   Determining the Account Value

         On the Policy Date the Account Value is equal to the initial Net Premium. If the Policy Date and the Issue Date are the same day, the Account Value is equal to the initial Net Premium, less the monthly deduction. On each Valuation Date thereafter, the value is the aggregate of the accumulation values in the Subaccounts and the Guaranteed Account portion of the Account Value. The Account Value will vary to reflect the performance of the Subaccounts to which amounts have been allocated, interest credited on amounts allocated to the Guaranteed Account, charges, transfers, withdrawals, Policy loans and Policy loan repayments.

         Accumulation Unit Values. When You allocate an amount to a Subaccount, either by Net Premium allocation or transfer of Account Value, Your Policy is credited with accumulation units in that Subaccount. The number of accumulation units is determined by dividing the amount allocated to the Subaccount by the Subaccount's accumulation unit value for the Valuation Date when the allocation is effected.

         The number of Subaccount accumulation units credited to Your Policy will increase when Net Premiums are allocated to the Subaccount, amounts are transferred to the Subaccount and loan repayments are credited to the Subaccount. The number of Subaccount accumulation units credited to a Policy will decrease when the allocated portion of the monthly deduction is taken from the Subaccount, a Policy loan is taken from the Subaccount, an amount is transferred from the Subaccount, or a partial surrender, including the partial surrender charge, is taken from the Subaccount.

         A Subaccount's accumulation unit value varies to reflect the investment experience of the underlying Portfolio, and may increase or decrease from one Valuation Date to the next. The accumulation unit value for each Subaccount was arbitrarily set at $10 when the Subaccount was established. For each Valuation Period after the date of establishment, the accumulation unit value is determined by multiplying the value of an accumulation unit for a Subaccount for the prior valuation period by the net investment factor for the Subaccount for the current valuation period.

         Net Investment Factor. The net investment factor is an index used to measure the investment performance of a Subaccount from one Valuation Period to the next. It is based on the change in net asset value of the Fund shares held by the Subaccount, and reflects any dividend or capital gain distributions on Fund shares and the deduction of the daily mortality and expense risk charge.

         Guaranteed Account Value. On any Valuation Date, the Guaranteed Account portion of the Account Value of a Policy is the total of all Net Premiums allocated to the Guaranteed Account, plus any amounts transferred to the Guaranteed Account, plus interest credited on such Net Premiums and amounts, less the amount of any transfers from the Guaranteed Account, less the amount of any partial surrenders, including the partial surrender charges, taken from the Guaranteed Account, and less the pro rata portion of the monthly deduction deducted from the Guaranteed Account. If there have been any Policy loans, the Guaranteed Account Value is further adjusted to reflect the amount in the Loan Account held in the Guaranteed Account, including transfers to and from the Loan Account as loans are taken and repayments are made, and interest credited on the Loan Account.

   Net Account Value

         The Net Account Value on a Valuation Date is the Account Value less Outstanding Loans on that date.

   Cash Surrender Value

         The Cash Surrender Value on a Valuation Date is the Account Value reduced by any surrender charge that would be assessed if the Policy were surrendered on that date. The Cash Surrender Value is used to calculate the loan value and to determine whether Outstanding Loans exceed the Policy limits (see page ___). The loan value may not exceed 90% of the Net Cash Surrender Value at the time the loan is made.

   Net Cash Surrender Value

         The Net Cash Surrender Value on a Valuation Date is equal to the Net Account Value reduced by any surrender charge that would be imposed if the Policy were surrendered on that date. It is the amount received upon a full surrender of the Policy.

                    DEATH BENEFIT AND CHANGES IN FACE AMOUNT


         As long as the Policy remains in force, We will pay the Death Benefit upon receipt at Our Administrative Office of satisfactory proof of the Insured's death. We will require return of the Policy. The Death Benefit will be paid in a lump sum generally within seven days after We receive due proof of the death of the Insured (see "WHEN PROCEEDS ARE PAID," page ___), or, if elected, under a payment option (see "PAYMENT OPTIONS," page ___). The Death Benefit will be paid to the Beneficiary. (See "SELECTING AND CHANGING THE BENEFICIARY," page __.)

         If part or all of the Death Benefit is paid in one sum, the Company will pay interest on this sum from the date of the Insured's death to the date of payment. We determine the interest rate, but it will not be less than a rate of 3% per year compounded annually.

   Death Benefit Options

         The Policy Owner may choose one of two Death Benefit Options, which will determine the Death Benefit. Under Option I, the Death Benefit is the greater of the Face Amount or the applicable percentage of Account Value on the date of the Insured's death. Under Option II, the Death Benefit is the greater of the Face Amount plus the Account Value, or the applicable percentage of the Account Value, on the date of the Insured's death.

         If investment performance is favorable the amount of the Death Benefit may increase. However, under Option I, the Death Benefit ordinarily will not change for several years to reflect any favorable investment performance and may not change at all, whereas under Option II, the Death Benefit will vary directly with the investment performance of the Account Value. To see how and when investment performance may begin to affect the Death Benefit, please see the illustrations beginning on page
   ___.

         The applicable percentage of Account Value is 250% when the Insured is Attained Age 40 or less, and decreases each year thereafter to 100% when the Insured is Attained Age 95. A table showing the applicable percentages for Attained Ages 0 to 99 is shown below. The Internal Revenue Code requires that the applicable percentage requirements be met in order for the Policy to qualify under the Code as life insurance.

                         Table of Applicable Percentages

                                         Percentage of Policy
           Attained Age                     Account Value
          ------------                   --------------------

             Under 40                            250%
                45                               215%
                50                               185%
                55                               150%
                60                               130%

                70                               115%
          75 through 90                          105%
          95 through 99                          100%

         The initial Face Amount is set at the time the Policy is issued. You may increase or decrease the Face Amount from time to time, as discussed below. You select from Options I or II when you apply for the Policy. You also may change the Option, as discussed below.

   Changes in Death Benefit Options

         You can change Your Death Benefit Option on Your Policy subject to the following rules. After any change, We may require that You submit evidence, satisfactory to Us that the Insured is then insurable. If You ask Us to change from Option I to Option II, We will decrease the Face Amount of the Policy by the amount in Your Account Value on the date the change takes effect. However, We reserve the right to decline to make such change if it would reduce the Face Amount of this Policy below the minimum Face Amount for which We would then issue the Policy under Our rules. If You ask Us to change from Option II to Option I, We will increase the Face Amount of this Policy by the amount in Your Account Value on the date the change takes effect. Such decreases and increases in the Face Amount of the Policy are made so that the Death Benefit remains the same on the date the change takes effect. However, if Your Death Benefit is determined by a percentage multiple of the Account Value, there may be an increase in the Death Benefit.

         The change will take effect at the beginning of the Policy Month that coincides with or next follows the date We approve Your request.

         We reserve the right to decline to make any change that We determine would cause the Policy to fail to qualify as life insurance under applicable tax law as interpreted by Us.

         You may ask for a change by completing an Application For Change, which You can get from Our agent or by writing to Us at Our Administrative Office. A copy of Your Application For Change will be attached to the new policy information section of the Policy that We will issue when the change is made. The new section and the Application For Change will become a part of the Policy. We may require You to return the Policy to Our Administrative Office to make a Policy change.

   Changes in Face Amount

         At any time after the first Policy Year while the Policy is in force, You may request a change in the Face Amount, subject to the following conditions. No change will be permitted that would result in Your Policy's Death Benefit not being excludable from gross income due to not satisfying the requirements of Section 7702 of the Internal Revenue Code. (See "TAX CONSIDERATIONS," page ___.)

         Any increase in the Face Amount must be at least $10,000, however, the resulting Face Amount of the Policy after the increase may not be in excess of twice the Face Amount of the Policy on the Issue Date. A written application must be submitted to Our Administrative Office along with evidence of insurability satisfactory to the Company. A change in the Planned Periodic Premium may be advisable. (See "PREMIUMS UPON INCREASE IN SPECIFIED FACE AMOUNT," page ___.) The increase in Face Amount will become effective on the Monthly Anniversary on or next following the date the increase is approved, and the Account Value will be adjusted to the extent necessary to reflect a monthly deduction as of the effective date based on the increase in Face Amount. You must return Your Policy so We can amend the Policy to reflect the increase. There will be an additional $20 per month in Monthly Expense Charges imposed on the contract for the next twelve months immediately following the effective date of such an increase.

         Any decrease in the Face Amount must be at least $5,000 and the Face Amount after the decrease must be at least $50,000. In addition, no decrease may be made in the first twelve months following the effective date of an increase in Face Amount. During the first five Policy Years, the Face Amount may not be decreased by more than 10 percent of the initial Face Amount in any one Policy Year. A decrease in Face Amount will become effective on the Monthly Anniversary that coincides with or next follows Our receipt of a request at Our Administrative Office.

         There is an impact on Surrender Charges for both increases and decreases in Face Amount. (See "SURRENDER CHARGES," page __.) In addition, an increase or decrease in Face Amount may impact the status of the Policy as a Modified Endowment Contract. (See "TAX CONSIDERATIONS," page __.)

   Selecting and Changing the Beneficiary

         You select a Beneficiary in Your application. You may later change the Beneficiary in accordance with the terms of the Policy. If the Insured dies and there is no surviving Beneficiary, the Owner's estate will be the Beneficiary.

                                  CASH BENEFITS

   Policy Loans

         You may borrow up to the loan value of Your Policy at any time after the first twelve months of the Policy, or after the first twelve months following any increase in Face Amount, by submitting a written request to Our Administrative Office. The minimum amount You may borrow is $500. The loan value is 90% of Your Net Cash Surrender Value. Outstanding Loans reduce the amount of the loan value available for new Policy loans. Policy loans will be processed as of the date Your written request is received and loan proceeds generally will be sent to You within seven days. (See "WHEN PROCEEDS ARE PAID," page ___, and "PAYMENTS FROM THE GUARANTEED ACCOUNT," page ___.) In addition, loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. (See "TAX CONSIDERATIONS," page ___.)

         Interest. We will charge interest daily on any outstanding Policy loan at a declared annual rate not in excess of 8.00%. The current rate, subject to change by the Company, is 8.00%. Interest is due and payable at the end of each Policy Year while a Policy loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the outstanding Policy loan.

         Outstanding Loans. Unrepaid Policy loans (including unpaid interest added to the loan) plus accrued interest not yet due equals the Outstanding Loans.

         Loan Repayment; Effect if Not Repaid. You may repay all or part of Your Outstanding Loan at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to Our Administrative Office and will be credited as of the date received. If the Death Benefit becomes payable while a Policy loan is outstanding, the Outstanding Loan will be deducted in calculating the Death Benefit. If the Outstanding Loans exceed the Net Cash Surrender Value on any monthly anniversary, the Policy will be in default. We will send You, and any assignee of record, notice of the default. You will have a 61-day Grace Period to submit a sufficient payment to avoid termination. The notice will specify the amount that must be repaid to prevent termination.

         Loan Account. When a Policy loan is made, an amount equal to the loan proceeds is withdrawn from the Account Value in the Subaccounts. This withdrawal is made pro rata on the basis of the Account Value in each Subaccount unless You direct a different allocation when requesting the loan. The loan amount withdrawn is then transferred to the Loan Account in the Guaranteed Account. Conversely, when a loan is repaid, an amount equal to the repayment will be transferred from the Loan Account to the Subaccounts in accordance with Your then effective Net Premium allocation percentages. Thus, a loan or loan repayment will have no immediate effect on the Account Value, but other Policy values, such as the Net Policy Value and Net Cash Surrender Value, will be reduced or increased immediately by the amount transferred to or from the Loan Account.

         Policy Loan Net Cost. The maximum net cost of a loan is 2.00% per year (the difference between the rate of interest We charge on Policy loans and the amount We credit on the equivalent amount held in the Loan Account). In addition, We currently intend to credit 6.00% on the amount held in the Loan Account during the first 10 Policy Years. The net loan cost during the first ten Policy Years will always be no more than 2.00%.

         For Policy Years 11 and later, a portion of the maximum loanable amount may be available on a preferred loan basis. The amount available on a preferred basis is the excess, if any, of the Account Value over the sum of the Premiums paid. For a preferred loan, the interest rate charged and credited to the preferred portion of the loan value will be the same.

         Effect of Policy Loan. A Policy loan, whether or not repaid, will have a permanent effect on the Death Benefit and Account Value because the investment results of the Subaccounts and current interest rates credited in the Guaranteed Account will apply only to the non-loaned portion of the Account Value. The longer the loan is outstanding, the greater this effect is likely to be. Depending on the investment results of the Subaccounts or credited interest rates for the Guaranteed Account while the Policy loan is outstanding, the effect could be favorable or unfavorable. Also, Policy loans could, particularly if not repaid, make it more likely than otherwise for a Policy to terminate.

   Surrendering the Policy for Net Cash Surrender Value

         You may surrender your Policy at any time for its Net Cash Surrender Value by submitting a written request to Our Administrative Office. We will require return of the Policy. A surrender charge may apply. (See "SURRENDER CHARGES," page ___.) A surrender request will be processed as of the date Your written request and all required documents are received and generally will be paid within seven days. (See "WHEN PROCEEDS ARE PAID," page ___, and "PAYMENTS FROM THE GUARANTEED ACCOUNT," page ___.) The Net Cash Surrender Value may be taken in one sum or it may be applied to a payment option. (See "PAYMENT OPTIONS," below.) Your Policy will terminate and cease to be in force if it is surrendered for one sum. It cannot later be reinstated.

   Partial Surrenders

         We will not allow a partial surrender during the first twelve months of the Policy or during the first twelve Policy Months immediately following an increase in the Face Amount of the Policy. After the first Policy Year, You may make partial surrenders under Your Policy up to a maximum of 90% of the Net Cash Surrender Value subject to the following conditions. You must submit a written request to Our Administrative Office. The Net Cash Surrender Value must exceed $500 after the partial surrender is deducted from the Account Value. No more than two partial surrenders may be made during a Policy Year, and each partial surrender must be at least $500. A partial surrender charge and an administrative charge will be assessed on a partial surrender. (See "PARTIAL SURRENDER CHARGE," page __.) This charge will be deducted from Your Account Value along with the amount requested to be surrendered and will be considered part of the partial surrender (together, the "partial surrender amount"). Account Value will be reduced by the partial surrender amount.

         When You request a partial surrender, You can direct how the partial surrender amount will be deducted from Your Account Value in the Accounts. If You provide no directions, the partial surrender amount will be deducted from Your Account Value in the Accounts on a pro rata basis. (See

   "PAYMENTS FROM THE GUARANTEED ACCOUNT," page __.)

         If Option I is in effect, the Face Amount will also be reduced by the partial surrender amount. If the Face Amount has been increased, the partial surrender will reduce first the most recent increase, and then the next most recent increase, if any, in reverse order, and finally the initial Face Amount. No partial surrender may be made that would reduce the Face Amount to less than $50,000.

         Partial surrender requests will be processed as of the date your written request is received, and generally will be paid within seven days. (See "WHEN PROCEEDS ARE PAID," page __, and "PAYMENTS FROM THE GUARANTEED ACCOUNT," page __.)

         Surrenders of all or part of a Policy may have tax consequences. (See "TAX CONSIDERATIONS," page __.)

   Maturity Benefit

         The Maturity Date is the Policy Anniversary following Insured's Attained Age 99 unless you requested an extended Maturity Date. If the Policy is still in force on the Maturity Date, the Maturity Benefit will be paid to You. The Maturity Benefit is equal to the Account Value less Outstanding Loans on the Maturity Date. Maturity of a Policy may have tax consequences. (See "TAX CONSIDERATIONS," page __.)

   Payment Options

         The Policy offers a wide variety of optional ways of receiving proceeds payable under the Policy, such as on surrender, death or maturity, other than in a lump sum. Any agent authorized to sell this Policy can explain these options upon request. None of these options vary with the investment performance of a separate account because they are all forms of guaranteed benefit payments.

               ILLUSTRATIONS OF POLICY VALUES, NET CASH SURRENDER
                 VALUES, DEATH BENEFITS AND ACCUMULATED PREMIUMS

         The following tables have been prepared to show how certain values under a Policy change with investment performance over an extended period of time. The tables illustrate how Account Value, Net Cash Surrender Value and Death Benefit under a Policy covering an Insured of a given age on the Issue Date, would vary over time if planned Premiums were paid annually and the return on the assets in the selected Funds was an average rate of 0%, 6% or 12%. The tables also show Planned Periodic Premiums accumulated at 5% interest.

         The tables reflect the fact that the net investment return on the assets held in the subaccounts is lower than the gross after tax return of the selected Funds. The tables assume an average annual expense ratio of 0.85% of the average daily net assets of the Funds available under the Policies. This average annual expense ratio is based on the expense ratios of each of the Funds for the last fiscal year, adjusted, as appropriate, for any material changes in expenses effective for the current fiscal year of a Fund. For information on Fund expenses, see the prospectuses for the Funds accompanying this prospectus.

         In addition, the tables reflect the daily charge to the Separate Account for assuming mortality and expense risks, which is equivalent to an effective annual charge at the guaranteed maximum rate of 0.90% which is also the current rate. In Policy Years 11 and later, the Company may reduce the effective annual charge to a current rate of no less than 0.50%. After deduction of Fund expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12%
   would correspond to approximate net annual rates of   1.74%, 4.26% and
   10.26%.

         The tables also reflect the deduction of the monthly expense charge and the monthly cost of insurance charge for the hypothetical Insured. Our current cost of insurance charges and the higher guaranteed maximum cost of insurance charges We have the contractual right to charge are reflected in separate tables on each of the following pages. All the tables reflect the fact that no charges for federal income taxes are currently made against the Separate Account and assume no Outstanding Loans or charges for supplemental benefits. The tables also reflect a state premium tax rate of 2.00%.

         The illustrations are based on Our sex distinct rates for nonsmokers. Upon request, We will furnish a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables.

                              ILLUSTRATION OF POLICY VALUES
                               AIG LIFE INSURANCE COMPANY
    Male Issue Age 40                                            Non Smoker
                                $3,200 Annual Premium
                                  $250,000 Face Amount
                              Death Benefit Option (Level)




                         Using Current Cost of Insurance Rates
    -----------------------------------------------------------------------------------------------------------------
              Premiums             0% Hypothetical               6% Hypothetical                 12% Hypothetical
             Accumulated      Gross Investment Return       Gross Investment Return         Gross Investment Return
    -----------------------------------------------------------------------------------------------------------------

    End of    at 5.00%     Policy   Net Cash             Policy    Net Cash            Policy    Net Cash
    Policy    Interest     Account  Surrender  Death     Account   Surrender  Death    Account   Surrender  Death
     Year     Per Year     Value    Value     Benefit    Value     Value     Benefit    Value    Value      Benefit

      1        $3,360      $2,205    $1,405  $250,000    $2,358    $1,558   $250,000   $2,511    $1,711    $250,000
      2        $6,888      $4,595    $3,795  $250,000    $5,044    $4,244   $250,000   $5,511    $4,711    $250,000
      3       $10,592      $6,932    $6,132  $250,000    $7,831    $7,031   $250,000   $8,804    $8,004    $250,000
      4       $14,482      $9,215    $8,415  $250,000    $10,721    $9,921  $250,000   $12,416   $11,616   $250,000
      5       $18,566     $11,431   $10,631  $250,000    $13,706   $12,906  $250,000   $16,367   $15,567   $250,000
      6       $22,854     $13,543   $12,823  $250,000    $16,749   $16,029  $250,000   $20,651   $19,931   $250,000
      7       $27,357     $15,565   $14,925  $250,000    $19,868   $19,228  $250,000   $25,317   $24,677   $250,000
      8       $32,085     $17,503   $16,943  $250,000    $23,070   $22,510  $250,000   $30,412   $29,852   $250,000
      9       $37,049     $19,396   $18,916  $250,000    $26,398   $25,918  $250,000   $36,019   $35,539   $250,000
      10      $42,262     $21,215   $20,815  $250,000    $29,829   $29,429  $250,000   $42,164   $41,764   $250,000
      11      $47,735     $23,026   $22,706  $250,000    $33,475   $33,155  $250,000   $49,072   $48,752   $250,000
      12      $53,482     $24,746   $24,506  $250,000    $37,228   $36,988  $250,000   $56,665   $56,425   $250,000
      13      $59,516     $26,389   $26,229  $250,000    $41,110   $40,950  $250,000   $65,034   $64,874   $250,000
      14      $65,851     $27,955   $27,875  $250,000    $45,129   $45,049  $250,000   $74,268   $74,188   $250,000
      15      $72,504     $29,422   $29,422  $250,000    $49,269   $49,269  $250,000   $84,446   $84,446   $250,000
      16      $79,489     $30,743   $30,743  $250,000    $53,496   $53,496  $250,000   $95,644   $95,644   $250,000
      17      $86,824     $31,934   $31,934  $250,000    $57,831   $57,831  $250,000   $108,000  $108,000  $250,000
      18      $94,525     $32,965   $32,965  $250,000    $62,257   $62,257  $250,000   $121,635  $121,635  $250,000
      19     $102,611     $33,818   $33,818  $250,000    $66,764   $66,764  $250,000   $136,703  $136,703  $250,000
      20     $111,102     $34,532   $34,532  $250,000    $71,398   $71,398  $250,000   $153,409  $153,409  $250,000
      25     $160,363     $35,929   $35,929  $250,000    $96,836   $96,836  $250,000   $268,563  $268,563  $327,647
      30     $223,235     $31,985   $31,985  $250,000   $126,443  $126,443  $250,000   $456,374  $456,374  $529,394

               The above illustrations are based on the following:

        (1) Assumes no policy loans have been made.
        (2) Current values reflect current cost of insurance rates, a state premium tax rate of 2.00%, a combined administrative charge of

            $25.00 per month in year 1 and $5.00 per month thereafter, and a mortality and expense risk charge of 0.90% of assets for the first 10 policy years and 0.50% for policy years eleven and later.
        (3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
        (4) Assumes that the premium is paid at the beginning of the policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.

    ==========================================================================
    THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN
    THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES
    OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                    Illustration of Policy Values
                     AIG Life Insurance Company
     Male Issue Age 40                                          Non Smoker

                        $3,200 Annual Premium
                        $250,000 Face Amount
                    Death Benefit Option (Level)


                        Using Guaranteed Cost of Insurance Rates
    --------------------------------------------------------------------------------------------------------
      Premiums            0% Hypothetical              6% Hypothetical               12% Hypothetical
    Accumulated     Gross Investment Return      Gross Investment Return       Gross Investment Return
    --------------------------------------------------------------------------------------------------------

    End of    at 5.00%   Policy   Net Cash          Policy    Net Cash              Policy   Net Cash
    Policy    Interest   Account  Surrender Death   Account   Surrender  Death      Account  Surrender  Death
     Year     Per Year   Value    Value     Benefit  Value    Value      Benefit     Value    Value     Benefit

    1      $3,360      $1,927   $1,127  $250,000   $2,070    $1,270   $250,000     $2,215   $1,415   $250,000
    2      $6,888      $4,079   $3,279  $250,000   $4,495    $3,695   $250,000     $4,928   $4,128   $250,000
    3     $10,592      $6,154   $5,354  $250,000   $6,979    $6,179   $250,000     $7,875   $7,075   $250,000
    4     $14,482      $8,148   $7,348  $250,000   $9,524    $8,724   $250,000    $11,074   $10,274  $250,000
    5     $18,566     $10,060   $9,260  $250,000   $12,126   $11,326   $250,000    $14,549  $13,749  $250,000
    6     $22,854     $11,883  $11,163  $250,000   $14,783   $14,063   $250,000    $18,322  $17,602  $250,000
    7     $27,357     $13,616  $12,976  $250,000   $17,495   $16,855   $250,000    $22,423  $21,783  $250,000
    8     $32,085     $15,256  $14,696  $250,000   $20,260   $19,700   $250,000    $26,883  $26,323  $250,000
    9     $37,049     $16,799  $16,319  $250,000   $23,075   $22,595   $250,000    $31,736  $31,256  $250,000
    10    $42,262     $18,239  $17,839  $250,000   $25,939   $25,539   $250,000    $37,020  $36,620  $250,000
    11    $47,735     $19,568  $19,248  $250,000   $28,843   $28,523   $250,000    $42,773  $42,453  $250,000
    12    $53,482     $20,775  $20,535  $250,000   $31,780   $31,540   $250,000    $49,038  $48,798  $250,000
    13    $59,516     $21,846  $21,686  $250,000   $34,738   $34,578   $250,000    $55,862  $55,702  $250,000
    14    $65,851     $22,766  $22,686  $250,000   $37,703   $37,623   $250,000    $63,295  $63,215  $250,000
    15    $72,504     $23,522  $23,522  $250,000   $40,665   $40,665   $250,000    $71,401  $71,401  $250,000
    16    $79,489     $24,099  $24,099  $250,000   $43,612   $43,612   $250,000    $80,249  $80,249  $250,000
    17    $86,824     $24,484  $24,484  $250,000   $46,532   $46,532   $250,000    $89,924  $89,924  $250,000
    18    $94,525     $24,669  $24,669  $250,000   $49,419   $49,419   $250,000   $100,526  $100,526 $250,000
    19    $102,611    $24,632  $24,632  $250,000   $52,256   $52,256   $250,000   $112,164  $112,164 $250,000
    20    $111,102    $24,348  $24,348  $250,000   $55,022   $55,022   $250,000   $124,962  $124,962 $250,000
    25    $160,363    $17,985  $17,985  $250,000   $66,780   $66,780   $250,000   $212,469  $212,469 $259,213
    30    $223,235    $0       $0        $0        $71,235   $71,235   $250,000   $353,973  $353,973 $410,609

 The above illustrations are based on the following:
 (1)  Assumes no policy loans have been made.
 (2) Values reflect guaranteed cost of insurance rates, a state premium tax rate of 2.00%, a combined administrative charge of $35.00 per month in year 1 and $10.00 per month thereafter, and a mortality and expense risk charge of 0.90% of assets for all years.
     (3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
     (4) Assumes that the premium is paid at the beginning of the policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.


==============================================================

THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW
THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                              Illustration of Policy Values
                                                AIG Life Insurance Company

                                                  $8,500 Annual Premium
                                                   $400,000 Face Amount
                                              Death Benefit Option (Level)
  Male Issue Age 50                                   Non Smoker



                                             Using Current Cost of Insurance
  Rates
-----------------------------------------------------------------------------------------------------------------------
0% Hypothetical                        6% Hypothetical                      12% Hypothetical
Gross Investment Return                Gross Investment Return               Gross Investment Return
----------------------------------------------------------------------------------------------------------------------
          Premiums
         Accumulated
                                                  Policy
End of  at 5.00%     Policy     Net Cash     Death      Net Cash               Policy       Net Cash
Policy  Interest     Account    Surrender    Account    Surrender    Death     Account      Surrender  Death
Year    Per Year     Value      Value        Benefit     Value       Value     Benefit      Value      Value    Benefit

1      $8,925        $6,116      $3,991    $400,000      $6,530      $4,405   $400,000   $6,945     $4,820     $400,000
2      $18,296       $12,259     $10,134   $400,000      $13,471    $11,346   $400,000   $14,734    $12,609    $400,000
3      $28,136       $18,216     $16,091   $400,000      $20,624    $18,499   $400,000   $23,233    $21,108    $400,000
4      $38,468       $23,992     $21,867   $400,000      $28,001    $25,876   $400,000   $32,518    $30,393    $400,000
5      $49,316       $29,549     $27,424   $400,000      $35,573    $33,448   $400,000   $42,634    $40,509    $400,000
6      $60,707       $34,816     $32,903   $400,000      $43,275    $41,362   $400,000   $53,598    $51,685    $400,000
7      $72,667       $39,823     $38,123   $400,000      $51,144    $49,444   $400,000   $65,535    $63,835    $400,000
8      $85,226       $44,526     $43,039   $400,000      $59,146    $57,658   $400,000   $78,512    $77,024    $400,000
9      $98,412       $48,902     $47,627   $400,000      $67,263    $65,988   $400,000   $92,628    $91,353    $400,000
10     $112,258      $53,019     $51,957   $400,000      $75,575    $74,512   $400,000   $108,086   $107,023   $400,000
11     $126,796      $57,077     $56,227   $400,000      $84,401    $83,551   $400,000   $125,519   $124,669   $400,000
12     $142,060      $60,953     $60,316   $400,000      $93,559    $92,922   $400,000   $144,820   $144,182   $400,000
13     $158,088      $64,593     $64,168   $400,000      $103,024   $102,599  $400,000   $166,178   $165,753   $400,000
14     $174,918      $67,966     $67,754   $400,000      $112,793   $112,581  $400,000   $189,838   $189,625   $400,000
15     $192,589      $71,053     $71,053   $400,000      $122,877   $122,877  $400,000   $216,091   $216,091   $400,000
16     $211,143      $73,835     $73,835   $400,000      $133,290   $133,290  $400,000   $245,278   $245,278   $400,000
17     $230,625      $76,260     $76,260   $400,000      $144,025   $144,025  $400,000   $277,779   $277,779   $400,000
18     $251,082      $78,270     $78,270   $400,000      $155,075   $155,075  $400,000   $314,049   $314,049   $400,000
19     $272,561      $79,823     $79,823   $400,000      $166,453   $166,453  $400,000   $354,593   $354,593   $414,874
20     $295,114      $80,879     $80,879   $400,000      $178,183   $178,183  $400,000   $399,369   $399,369   $463,267
25     $425,964      $76,510     $76,510   $400,000      $243,201   $243,201  $400,000   $702,822   $702,822   $752,020
30     $592,967      $49,687     $49,687   $400,000      $326,223   $326,223  $400,000  $1,200,63 $1,200,630 $1,260,661

     The above illustrations are based on the following:

     (1)  Assumes no policy loans have been made.
     (2) Current values reflect current cost of insurance rates, a state premium tax rate of 2.00%, a combined administrative charge of $25.00 per month in year 1 and $5.00 per month thereafter, and a mortality and expense risk charge of 0.90% of assets for the first 10 policy years and 0.50% for policy years eleven and later.
     (3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
     (4) Assumes that the premium is paid at the beginning of the policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.


==============================================================
    THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW
THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                  Illustration of Policy Values
                                  AIG Life Insurance Company

     Male Issue Age 50               $8,500 Annual Premium
  Non Smoker
                                       $400,000 Face Amount
                                   Death Benefit Option (Level)





                                            Using Guaranteed Cost of Insurance Rates
    ---------------------------------------------------------------------------------------------------------------
                       0% Hypothetical                   6% Hypothetical                     12% Hypothetical
                    Gross Investment Return           Gross Investment Return              Gross Investment Return
    -------------------------------------------------------------- -------------------------------------------------

            Premiums
            Accumulated
    End of  at 5.00%    Policy    Net Cash               Policy    Net Cash            Policy     Net Cash
    Policy  Interest    Account   Surrender   Death      Account   Surrender    Death  Account    Surrender   Death
     Year   Per Year    Value     Value     Benefit      Value      Value     Benefit  Value      Value       Benefit
     1    $8,925    $5,360    $3,235    $400,000      $5,750     $3,625  $400,000   $6,141      $4,016      $400,000
     2   $18,296    $10,772    $8,647    $400,000     $11,892     $9,767  $400,000   $13,061     $10,936    $400,000
     3   $28,136    $15,916   $13,791    $400,000     $18,116    $15,991  $400,000   $20,504     $18,379    $400,000
     4   $38,468    $20,771   $18,646    $400,000     $24,402    $22,277  $400,000   $28,506     $26,381    $400,000
     5   $49,316    $25,319   $23,194    $400,000     $30,736    $28,611  $400,000   $37,108     $34,983    $400,000
     6   $60,707    $29,541   $27,629    $400,000     $37,097    $35,185  $400,000   $46,360     $44,448    $400,000
     7   $72,667    $33,421   $31,721    $400,000     $43,473    $41,773  $400,000   $56,322     $54,622    $400,000
     8   $85,226    $36,951   $35,463    $400,000     $49,857    $48,370  $400,000   $67,073     $65,586    $400,000
     9   $98,412    $40,102   $38,827    $400,000     $56,226    $54,951  $400,000   $78,688     $77,413    $400,000
    10  $112,258    $42,843   $41,781    $400,000     $62,551    $61,489  $400,000   $91,247     $90,185    $400,000
    11  $126,796    $45,135   $44,285    $400,000     $68,800    $67,950  $400,000   $104,849    $103,999   $400,000
    12  $142,060    $46,938   $46,301    $400,000     $74,938    $74,300  $400,000   $119,606    $118,968   $400,000
    13  $158,088    $48,184   $47,759    $400,000     $80,906    $80,481  $400,000   $135,636    $135,211   $400,000
    14  $174,918    $48,806   $48,593    $400,000     $86,648    $86,435  $400,000   $153,090    $152,877   $400,000
    15  $192,589    $48,735   $48,735    $400,000     $92,107    $92,107  $400,000   $172,156    $172,156   $400,000
    16  $211,143    $47,904   $47,904    $400,000     $97,228    $97,228  $400,000   $193,070    $193,070   $400,000
    17  $230,625    $46,241   $46,241    $400,000    $101,959   $101,959  $400,000   $216,125    $216,125   $400,000
    18  $251,082    $43,674   $43,674    $400,000    $106,244   $106,244  $400,000   $241,681    $241,681   $400,000
    19  $272,561    $40,101   $40,101    $400,000    $110,009   $110,009  $400,000   $270,173    $270,173   $400,000
    20  $295,114    $35,382   $35,382    $400,000    $113,148   $113,148  $400,000   $302,126    $302,126   $400,000
    25  $425,964         $0        $0          $0    $112,746   $112,746  $400,000   $526,573    $526,573   $563,433
    30  $592,967         $0        $0          $0    $55,418    $55,418   $400,000   $886,643    $886,643   $930,975

         The above illustrations are based on the following:
           (1)  Assumes no policy loans have been made.
           (2) Values reflect guaranteed cost of insurance rates, a state premium tax rate of 2.00%, a combined administrative charge of $35.00 per month in year 1 and $10.00 per month thereafter, and a mortality and expense risk charge of 0.90% of assets for all years.
   (3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
   (4) Assumes that the premium is paid at the beginning of the policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.
============================================================================
THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD
BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     Illustration of Policy Values
                      AIG Life Insurance Company
    Male Issue Age 35                                           Non Smoker
                         $2,000 Annual Premium
                         $200,000 Face Amount
                     Death Benefit Option (Level)



                                                 Using Current Cost of Insurance Rates
    --------------------------------------------------------------------------------------------------------
                           0% Hypothetical               6% Hypothetical               12% Hypothetical
                       Gross Investment Return       Gross Investment Return        Gross Investment Return
    ---------------------------------------------------------------------------------------------------------


                 Premiums
                Accumulated
    End of  at 5.00%    Policy       Net   Cash       Policy   Net Cash            Policy   Net Cash
    Policy  Interest    Account  Surrender Death      Account  Surrender  Death    Account  Surrender  Death
    Year   Per Year    Value     Value    Benefit     Value    Value     Benefit  Value    Value      Benefit

      1   $2,100      $1,277      $777    $200,000   $1,369      $869   $200,000   $1,462      $962  $200,000
      2   $4,305      $2,760    $2,260    $200,000   $3,030    $2,530   $200,000   $3,313    $2,813  $200,000
      3   $6,620      $4,203    $3,703    $200,000   $4,748    $4,248   $200,000   $5,337    $4,837  $200,000
      4   $9,051      $5,608    $5,108    $200,000   $6,523    $6,023   $200,000   $7,551    $7,051  $200,000
      5   $11,604     $6,968    $6,468    $200,000   $8,351    $7,851   $200,000   $9,968    $9,468  $200,000
      6   $14,284     $8,290    $7,840    $200,000  $10,242    $9,792   $200,000  $12,615   $12,165  $200,000
      7   $17,098     $9,576    $9,176    $200,000  $12,199   $11,799   $200,000  $15,518   $15,118  $200,000
      8   $20,053     $10,830   $10,480   $200,000  $14,230   $13,880   $200,000  $18,707   $18,357  $200,000
      9   $23,156     $12,052   $11,752   $200,000  $16,336   $16,036   $200,000  $22,209   $21,909  $200,000
     10   $26,414     $13,229   $12,979   $200,000  $18,508   $18,258   $200,000  $26,047   $25,797  $200,000
     11   $29,834     $14,390   $14,190   $200,000  $20,803   $20,603   $200,000  $30,347   $30,147  $200,000
     12   $33,426     $15,493   $15,343   $200,000  $23,163   $23,013   $200,000  $35,064   $34,914  $200,000
     13   $37,197     $16,540   $16,440   $200,000  $25,596   $25,496   $200,000  $40,251   $40,151  $200,000
     14   $41,157     $17,563   $17,513   $200,000  $28,134   $28,084   $200,000  $45,986   $45,936  $200,000
     15   $45,315     $18,538   $18,538   $200,000  $30,760   $30,760   $200,000  $52,311   $52,311  $200,000
     16   $49,681     $19,444   $19,444   $200,000  $33,459   $33,459   $200,000  $59,271   $59,271  $200,000
     17   $54,265     $20,283   $20,283   $200,000  $36,236   $36,236   $200,000  $66,943   $66,943  $200,000
     18   $59,078     $21,064   $21,064   $200,000  $39,107   $39,107   $200,000  $75,416   $75,416  $200,000
     19   $64,132     $21,790   $21,790   $200,000  $42,076   $42,076   $200,000  $84,783   $84,783  $200,000
     20   $69,439     $22,440   $22,440   $200,000  $45,132   $45,132   $200,000  $95,134   $95,134  $200,000
     25   $100,227    $23,949   $23,949   $200,000  $61,395   $61,395   $200,000  $165,906  $165,906 $222,315
     30   $139,522    $22,487   $22,487   $200,000  $79,945   $79,945   $200,000  $282,063  $282,063 $344,117


The above illustrations are based on the following:

(1)  Assumes no policy loans have been made.
(2) Current values reflect current cost of insurance rates, a state premium tax rate of 2.00%, a combined administrative charge of $25.00 per month in year 1 and $5.00 per month thereafter, and a mortality and expense risk charge of
0.90% of assets for the first 10 policy years and 0.50%
for policy years eleven and later.
(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
(4)  Assumes that the premium is paid at the beginning of the
policy year.   Values would be different if the premiums
are paid with a different frequency or in different amounts.


==============================================================
THE HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE
SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS      INCLUDING THE
INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%,
OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    Illustration of Policy Values
                     AIG Life Insurance Company
    Male Issue Age 35
  Non Smoker
                        $2,000 Annual Premium
                        $200,000 Face Amount
                    Death Benefit Option (Level)



                                           Using Guaranteed Cost of Insurance Rates
    -----------------------------------------------------------------------------------------------------------
                             0% Hypothetical                   6% Hypothetical                12% Hypothetical
                         Gross Investment Return           Gross Investment Return         Gross Investment Return

    ------------------------------------------------------------------------------------------------------------
               Premiums
               Accumulated
     End of    at 5.00%      Policy Net Cash               Policy   Net Cash              Policy   Net Cash
     Policy    Interest     Account Surrender    Death     Account  Surrender   Death     Account  Surrender   Death
      Year     Per Year       Value    Value     Benefit    Value     Value    Benefit     Value     Value    Benefit
       1       $2,100        $1,073     $573     $200,000   $1,158      $658  $200,000     $1,244      $744  $200,000
       2       $4,305        $2,409   $1,909     $200,000   $2,656    $2,156  $200,000     $2,914    $2,414  $200,000
       3       $6,620        $3,701   $3,201     $200,000   $4,195    $3,695  $200,000     $4,730    $4,230  $200,000
       4       $9,051        $4,948   $4,448     $200,000   $5,775    $5,275  $200,000     $6,707    $6,207  $200,000
       5      $11,604        $6,150   $5,650     $200,000   $7,398    $6,898  $200,000     $8,860    $8,360  $200,000
       6      $14,284        $7,301   $6,851     $200,000   $9,059    $8,609  $200,000    $11,200   $10,750  $200,000
       7      $17,098        $8,401   $8,001     $200,000  $10,759   $10,359  $200,000    $13,747   $13,347  $200,000
       8      $20,053        $9,449   $9,099     $200,000  $12,498   $12,148  $200,000    $16,522   $16,172  $200,000
       9      $23,156       $10,443  $10,143     $200,000  $14,274   $13,974  $200,000    $19,544   $19,244  $200,000
       10     $26,414       $11,380  $11,130     $200,000  $16,087   $15,837  $200,000    $22,837   $22,587  $200,000
       11     $29,834       $12,255  $12,055     $200,000  $17,934   $17,734  $200,000    $26,426   $26,226  $200,000
       12     $33,426       $13,067  $12,917     $200,000  $19,813   $19,663  $200,000    $30,339   $30,189  $200,000
       13     $37,197       $13,812  $13,712     $200,000  $21,723   $21,623  $200,000    $34,610   $34,510  $200,000
       14     $41,157       $14,488  $14,438     $200,000  $23,661   $23,611  $200,000    $39,275   $39,225  $200,000
       15     $45,315       $15,089  $15,089     $200,000  $25,625   $25,625  $200,000    $44,371   $44,371  $200,000
       16     $49,681       $15,607  $15,607     $200,000  $27,608   $27,608  $200,000    $49,942   $49,942  $200,000
       17     $54,265       $16,035  $16,035     $200,000  $29,603   $29,603  $200,000    $56,034   $56,034  $200,000
       18     $59,078       $16,359  $16,359     $200,000  $31,600   $31,600  $200,000    $62,697   $62,697  $200,000
       19     $64,132       $16,568  $16,568     $200,000  $33,588   $33,588  $200,000    $69,989   $69,989  $200,000
       20     $69,439       $16,649  $16,649     $200,000  $35,556   $35,556  $200,000    $77,979   $77,979  $200,000
       25    $100,227       $14,717  $14,717     $200,000  $44,734   $44,734  $200,000   $131,626  $131,626  $200,000
       30    $139,522        $6,922   $6,922     $200,000  $51,125   $51,125  $200,000   $219,379  $219,379  $267,643


The above illustrations are based on the following:
(1)  Assumes no policy loans have been made.
(2) Values reflect guaranteed cost of insurance rates, a state premium tax rate of 2.00%, a combined administrative charge of $35.00 per month in year 1 and $10.00 per month thereafter, and a mortality and expense risk charge of 0.90% of assets for all years.
 (3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.
 (4) Assumes that the premium is paid at the beginning of the policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.


==============================================================
HYPOTHETICAL INVESTMENT RATE OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY
BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY
THE COMPANY OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                      OTHER POLICY BENEFITS AND PROVISIONS

Right to Convert

The Policy may be converted to a Policy of flexible premium fixed benefit life insurance on the life of the Insured. This conversion may be made either:

    a. within 24 months after the Issue Date while the Policy is in force or within 24 months of any increase in Face Amount, or

    b. within 60 days of the effective date of a material change in the investment policy of a Subaccount, or within 60 days of the notification of such change, if later. In the event of such a change, the Company will notify the Owner and give the Owner information on the options available.

    When such a conversion is made, no evidence of insurability is required. When a conversion is requested, the Company accomplishes this by transferring all of the Account Value to the Guaranteed Account. There is no charge for this transfer. Once this option is exercised, the entire Account Value must remain in the Guaranteed Account for the life of the Policy. The Face Amount in effect at the time of the conversion remains unchanged. The Effective Date, Date of Issue and Issue Age are unchanged. The Owner and Beneficiary are the same as were recorded immediately before the conversion.

Limits on Our Rights to Contest the Policy

    Incontestability. We will not contest the Policy after it has been in force during the Insured's lifetime for two years from the Issue Date. Any increase in the Face Amount will be incontestable with respect to statements made in the evidence of insurability for that increase after the increase has been in force during the life of the Insured for two years after the effective date of the increase.

    Suicide Exclusion. If the Insured commits suicide (while sane or insane) within two years after the Issue Date, Our liability will be limited to the payment of a single sum. This sum will be equal to the Premiums paid, minus any loan and accrued loan interest and minus any partial surrender and minus the cost of any riders attached to the Policy. If the Insured commits suicide (while sane or insane) within two years after the effective date of an increase in the Face Amount, then Our liability as to the increase in amount will be limited to the payment of a single sum equal to the monthly cost of insurance deductions made for such increase plus the expense charge deducted for the increase.

Changes in the Policy or Benefits

    Misstatement of Age or Sex. If an Insured's age or sex has been misstated in the Policy, the Death Benefit and any benefits provided by

Riders to the Policy shall be those which would be purchased at the then current cost of insurance charge for the correct age and sex.

    Other Changes. At any time We may make such changes in the Policy as are necessary to assure compliance at all times with the definition of life insurance prescribed by the Internal Revenue Code or to make the Policy conform with any law or regulation issued by any government agency to which it is subject. Any such change, however, may be accepted or rejected by the Owner.

When Proceeds Are Paid

    We will ordinarily pay any Death Benefit, loan proceeds or partial or full surrender proceeds within seven days after receipt at Our Administrative Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of required documents. However, We may delay making a payment or processing a transfer request if (1) the disposal or valuation of the Separate Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC by order permits postponement of payment to protect the Company's Owners. (See also "PAYMENTS FROM THE GUARANTEED ACCOUNT," page ___.)

Reports to Policy Owners

    You will receive a confirmation within seven days of the transaction of: the receipt of any Premium (except Premiums received before the Issue
Date); any change of allocation of Premiums; any transfer between Subaccounts; any loan, interest repayment, or loan repayment; any partial surrender; or any return of Premium necessary to comply with applicable maximum receipt of any Premium payment. You will also receive confirmation within seven days of transaction of: (1) exercise of the Period to Examine and Cancel; (2) an exchange of the Policy; (3) full surrender of the Policy; and (4) payment of the Death Benefit under the Policy.

    Within 30 days after each Policy Anniversary an annual statement will be sent to each Owner. The statement will show the current amount of Death Benefits payable under the Policy, the current Account Value, the current Cash Surrender Value and current Outstanding Loans. The statement will also show Premiums paid, all charges deducted during the Policy Year, and all transactions. The Company will also send to Owners annual and semi-annual report of the Separate Account.

Assignment

    The Policy may be assigned in accordance with its terms on a form provided by Us. We will not be deemed to know of an assignment unless We receive a copy of it at Our Administrative Office. We assume no responsibility for the validity or sufficiency of any assignment. Any assignment or pledge of a Modified Endowment Contract as collateral for a loan may result in a taxable event. (See "TAX CONSIDERATIONS," page ___.)

Reinstatement

    If the Policy has ended without value, You may reinstate Policy benefits while the Insured is alive if You:

    1. Ask for reinstatement of Policy benefits within 3 years from the end of the Grace Period;

    2.     Provide evidence of insurability satisfactory to Us;

    3. Make a payment of an amount sufficient to cover (i) the total monthly administrative charges from the beginning of the Grace Period to the effective date of reinstatement; (ii) total monthly deductions for 3 months, calculated from the effective date of reinstatement; and (iii) the charge for applicable taxes, the Premium charge, and any increase in surrender charges associated with this payment. We will determine the amount of this required payment as if no interest or investment performance were credited to or charged against Your Account Value; and

    4. Repay or reinstate any Policy loan which existed on the date the Policy ended.

    The effective date of the reinstatement of Policy benefits will be the beginning of the Policy Month which coincides with or next follows the date We approve Your request.

    From the required payment We will deduct the charge for applicable taxes and the premium charge. The Account Value, Policy loan and surrender charges that will apply upon reinstatement will be those that were in effect on the date the Policy lapsed.

    We will start to make monthly deductions again as of the effective date of reinstatement. The monthly expense charge from the beginning of the Grace Period to the effective date of reinstatement will be deducted from the Account Value as of the effective date of reinstatement. No other charges will accrue for this period.

                         TAX CONSIDERATIONS

      The following description is based upon the Company's understanding of current federal income tax law applicable to life insurance in general. The Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes.

      Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. The Company believes that the Policies to be issued will qualify as "life insurance contracts" under Section 7702, but the Company does not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as "life insurance" under federal income tax laws. Purchasers should consult their own tax advisers with regard to these risks.

Introduction

      The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon the Company's understanding of current federal income tax laws and the current interpretation of those laws. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

The Company

    The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

Diversification

  Section 817 (h) of the Code and the regulations prescribed under that Section by the United States Treasury Department ("Treasury Department") impose certain diversification standards on the investments underlying variable life insurance contracts. Section 817(h) of the Code provides that if the investment assets underlying a variable life insurance contract are not properly diversified in accordance with the Treasury regulations issued under that Section, then that contract shall be immediately and permanently disqualified from treatment as a life insurance contract for federal income tax purposes. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax on the Policy Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy.

    Generally, for purposes of determining whether the diversification standards imposed by Section 817(h) of the Code on the underlying assets of variable contracts have been met, "each United States government agency or instrumentality shall be treated as a separate issuer." To the extent that any segregated asset account with respect to a variable life insurance contract is invested in securities issued by the U.S. Treasury, the investments made by such accounts shall be treated as adequately diversified. The Code also contains a safe harbor provision which provides that a segregated asset account underlying life insurance contracts such as the Policies will meet the diversification requirements of Section 817(h) if, as of the close of each quarter, the underlying assets of the account meet the diversification requirements applicable to regulated investment companies and not more than 55 percent of the value of the assets of the account are attributable to cash and cash items (including receivables), Government securities and securities of other regulated investment companies.

    Treasury Regulation Section 1.817-5 establishes the specific diversification requirements applicable to the investment portfolios underlying variable life insurance contracts such as the Policies, and provides alternatives to the safe harbor provisions described above. Under this Regulation, an investment portfolio will be deemed adequately diversified if: (i) no more than 55% of the value of the total assets of the portfolio is represented by any one investment;
(ii) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (iii) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (iv) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of these percentage tests, all securities of the same issuer are generally treated as a single investment. The Regulation also provides a remedial procedure pursuant to which some of the adverse consequences of a violation of the diversification requirements may be avoided. This procedure requires, among other things, a tax penalty payment by the issuer of the affected policies.

    The Company intends that each Fund underlying the Policies will be managed by its Investment Manager in such a manner as to comply with these diversification requirements.

    When Regulations under Section 817(h) of the Code were first proposed in 1989, the Treasury Department also indicated that guidelines would be forthcoming under which a variable life insurance Policy would not be treated as a life insurance contract for tax purposes if the owner of the Policy had an excessive degree of control over the investments underlying the Policy (e.g., by being able to transfer values among Sub-accounts with only limited restrictions). The issuance of such guidelines could require the Company to impose limitations on the rights of the Policy Owners to control investment designations under the Policies. It is not presently known whether any such guidelines will be issued or whether any such guidelines would have retroactive effect.

Tax Treatment of the Policy

    Section 7702 of the Code sets forth a detailed definition of a life insurance contract for Federal tax purposes. The Treasury Department is authorized to prescribe regulations implementing Section 7702. While proposed regulations and other interim guidance have been issued, final regulations have not been adopted so that the extent of the official guidance as to how Section 7702 is to be applied is quite limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, that Policy would not qualify for the favorable tax treatment normally provided to a life insurance Policy.

    With respect to a Policy issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the
Section 7702 definition of a life insurance contract.

    With respect to a Policy that is issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk), there is less certainty, in particular as to how the mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the definition of a life insurance contract set forth in section 7702. Thus, it is not clear that such a Policy would satisfy Section 7702, particularly if the Owner pays the full amount of premiums permitted under the Policy.

    If subsequent guidance issued under Section 7702 leads the Company to conclude that a Policy does not (or may not) satisfy Section 7702, the Company will take appropriate and necessary steps for the purpose of causing such Policy to comply with Section 7702, but the Company can give no assurance that it will be possible to achieve that result.
The Company expressly reserves the right to restrict Policy transactions if it determines such action to be necessary as part of an attempt by the Company to qualify the Policies as life insurance contracts under Section 7702.

    The discussion set forth below assumes that each Policy will qualify as a life insurance contract for Federal income tax purposes under Section 7702.

Tax Treatment of Policy Benefits In General

    The Company believes that the Policy should be treated as a life insurance contract for Federal income tax purposes.
Thus, the Death Benefit under the Policy should be excluded from the gross income of the Beneficiary under Section 101(a)(1) of the Code. In addition, the cash value increases of a Policy should not be taxed until there has been a distribution from the Policy such as a surrender, partial surrender, lapse with loan, or a payment of benefits at a Policy's Maturity Date.

    Upon a complete surrender or lapse of any Policy or upon a payment of benefits at a Policy's Maturity Date, any excess of the amount received plus the amount of Outstanding Loan over the total investment in the Policy, will generally be treated as ordinary income subject to tax. This treatment of surrenders, lapses, and payments at a Policy's Maturity Date applies whether the Policy is or is not treated as a Modified Endowment Contract.

    Investment in the Policy. The term "investment in the Policy" means (i) the aggregate amount of any Premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract to the extent that such amount is included in the gross income of the Owner.

    Distributions From Policies Not Classified as Modified Endowment Contracts. Distributions from a Policy that is not a Modified Endowment Contract, are generally treated first as a recovery of the Owner's investment in the Policy and then, but only after the return of all such investment in the Policy, as a distribution of taxable income. An exception to this general rule applies in the case of a decrease in the Policy's Death Benefit or any other change that reduces benefits under the Policy in the first fifteen years after the Policy is issued and that results in a cash distribution to the Owner, even where such a distribution must be made in order for the Policy to continue complying with the definitional limits of Section 7702. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in
Section 7702.

    Loans from, or secured by, a Policy that is not a Modified
Endowment Contract are not treated as distributions. Instead, any such loan is generally treated as an Outstanding Loan of the Owner.

    Modified Endowment Contracts. Section 7702A of the Code establishes a class of life insurance contracts designated as "Modified Endowment Contracts," which applies to Policies entered into or Policies with certain material changes after June 20, 1988. Due to the Policy's flexibility, classification as a Modified Endowment Contract will depend on the individual circumstances of each Policy.

    In general, a Policy will be a Modified Endowment Contract if the accumulated Premiums paid at any time during the first seven Policy Years exceed the sum of the net level Premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual Premiums. Whether a Policy will be a Modified Endowment Contract after a material change generally depends upon the relationship of the Death Benefit and Account Value at the time of such change and the additional premiums paid in the seven years following the material change.

    The rules relating to whether a Policy will be treated as a Modified Endowment Contract are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective Owner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be treated as a Modified Endowment Contract. The Company will, however, monitor Policies and will take all steps reasonably necessary to notify an Owner on a timely basis if his or her Policy is in jeopardy of becoming a Modified Endowment Contract.

    Distributions from Policies Classified as Modified Endowment Contracts. Any Policies that are classified as Modified Endowment Contracts will be subject to additional adverse tax rules. Loans taken from, or secured by, such a Policy will be treated as distributions from the Policy and will be taxed accordingly. (Past due loan interest that is added to the loan amount will also be treated as a loan for this purpose.) In addition, all distributions, including any loans and any distributions upon any full or partial surrender, a lapse, or a payment of benefits at the Maturity Date of such a Policy, will be treated as ordinary income to the extent of the excess (if any) of the Account Value immediately before the distribution over the Owner's investment in the Policy (described above) at such time. These rules may also apply to Policies during the two-year period prior to the Policy's classification as a Modified Endowment Contract.

    Penalties on Early Distributions from Policies Classified as Modified Endowment Contracts. A ten percent additional income tax may be imposed under Section 72(v) of the Code on the portion of any distribution (or any loan) from a Policy that is classified as a Modified Endowment Contract. This additional tax applies to the full amount that is included in the Owner's taxable income except where the distribution from the Policy (including distributions upon surrender) or loan is made from or secured by the Policy on or after the date that the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary. If a Policy is not a Modified Endowment Contract, however, then neither distributions (including distributions upon surrender) nor loans from, or secured by, the Policy will be subject to the 10% additional tax.

    Multiple Policies. Section 72(e)(11) of the Code provides that if two or more Modified Endowment Contracts are issued within the same calendar year to the same Owner by one company or its affiliates, then all such contracts must be treated as one Modified Endowment Contract for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or other amounts distributed from all such contracts. Owners should consult a tax adviser prior to purchasing more than one Modified Endowment Contract in any calendar year.

    Interest on Policy Loans. Except in special circumstances, interest paid on a loan under a Policy which is owned by an individual is treated as personal interest under Section
163(h) of the Code and thus will not be tax deductible. In addition, the deduction of interest that is incurred on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or who is financially interested in the business carried on by that taxpayer may also be subject to certain restrictions set forth in Section 264 of the Code. Before taking a Policy loan, an Owner should consult a tax adviser as to the tax consequences of such a loan. (Also Section 264 of the Code may preclude business Policy Owners from deducting premium payments.)

    Policy Exchanges and Modifications. Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit option (e.g., a change from Option I to Option II or vice versa), a Policy loan, a partial surrender, a surrender, a change in ownership, or an assignment of the Policy may have Federal income tax consequences. In addition, the Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds will depend on the circumstances of each Owner or Beneficiary.

    Withholding. The Company is required to withhold Federal income taxes on the taxable portion of any amounts received under the Policy unless You elect to not have any withholding or in certain other circumstances. Special withholding rules apply to payments made to non-resident aliens.

    You are liable for payment of Federal income taxes on the taxable portion of any amounts received under the Policy. You may be subject to penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient.

    Generation Skipping Transfer Tax. A transfer of the Policy or the designation of a beneficiary who is either 37 1/2 years younger than the Owner or a grandchild of the Owner may have Generation Skipping Transfer Tax consequences.

    Contracts Issued in Connection With Tax Qualified Pension Plans. Prior to purchase of a Policy in connection with a qualified plan, the applicable tax rules relating to such plans and life insurance thereunder should be examined in consultation with a qualified tax advisor.

Possible Charge for the Company's Taxes

At the present time, the Company makes no charge for any Federal, state or local taxes (other than state premium taxes) that it incurs that may be attributable to the Separate and Guaranteed Accounts or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

SUPPLEMENTAL BENEFITS AND RIDERS

The Company intends to make available certain supplemental benefits and riders which may be issued with the Policy. Any monthly charges for these supplemental benefits and riders, as listed below, will be deducted from the Account Value.

    - Accidental Death Benefit (ADB)

    - Accelerated Benefits Rider
    - Waiver of Monthly Deductions
    - Waiver of Specified Premium
    - Child's Term Rider
    - Primary Insured Term Rider (PIR)
    - Other Insured Term Rider (OIR)
    - Minimum Guaranteed Death Benefit

    For a complete description of these supplemental benefits and riders, their costs, and any rules or limits applicable to their issue, please contact Our Administrative Office or one of Our authorized agents.

                   MANAGEMENT OF THE COMPANY

    The Directors and Principal Officers of the Company are listed below with their current principal business affiliation and their principal occupations during the past five (5) years. All officers have been affiliated with the Company during the past five (5) years unless otherwise indicated.


                                                             Current Principal
                                                             Business Affiliations
                                                             and Principal
                                                             Occupations During
       Name and Address           Office                     Past Five Years

       Robert John O'Connell      Chief Executive Officer    President and CEO AIG
       80 Pine Street             President and Director     Life Companies.  Senior
       13th Floor                                            Vice President - Life
       New York, NY 10005                                    Insurance, AIG, Inc.

       Nicholas Alexander         Vice President             Senior Vice President - Life
       O'Kulich*                  Treasurer and Director     Insurance, AIG, Inc.
       Maurice Raymond            Director                   Director, Chairman and
       Greenberg*                                            Chief Executive Officer,
                                                             AIG, Inc.

       Edwin A. G. Manton*        Director                   Senior Advisor, American
                                                             International Group, Inc.

       Edward Easton Matthews*    Senior Vice President      Vice Chairman Investment and
                                  and Vice Chairman          Financial Services, AIG, Inc.
                                                             Formerly Vice Chairman
                                                             Investment - AIG

       Jerome Thomas Muldowney*   Senior Vice President      Managing Director AIG
       175 Water Street            and Director              Investments Corp.
       25 Floor
       New York, New York 10005

       Win Jay Neuger*            Director                   Senior Vice President and
       175 Water Street                                      Chief Investment Officer
       25 Floor                                              AIG, Inc.  Formerly, Managing
       New York, New York 10005                              Director - Banker's Trust Co.

       John Robert Skar           Vice President             Vice President and Chief
       One Alico Plaza            Actuary and Director       Actuary AIG Domestic Life
       P.O. Box 667                                          Companies.  Formerly,
       Wilmington DE 19899                                   Senior Vice President,
                                                             Fidelity Mutual Life
                                                             Insurance Company.
                                                     72

       Howard Ian Smith*          Director                   Director, Executive Vice
                                                             President, Chief Financial
                                                             Officer and Comptroller, AIG,
                                                             Inc. Formerly Executive Vice
                                                             President and Comptroller,
                                                             AIG, Inc.

       Ernest Edward Stempel*     Director                   Senior Advisor AIG.
                                  Chairman of the Board      Formerly Director and
                                                             Vice Chairman - Life
                                                             Insurance AIG, Inc.

       Elizabeth Margaret Tuck*   Secretary                  Secretary and Assistant
                                                             Secretary of AIG, Inc. and
                                                             certain affiliates

       Gerald Walter Wyndorf      Director and Executive     Executive Vice President-
       80 Pine Street             Vice President             AIG Domestic Life Companies
       13th Floor                                            and formerly, Regional Vice
       New York, NY 10038                                    President Mutual of NY.

       Howard Earl Gunton         Vice President and         Vice President and
       One Alico Plaza            Comptroller                Comptroller of AIG
       Wilmington, DE 19899                                  Domestic Life Companies

      * Indicates the business address of the individual, which is 70 Pine Street, New York, New York 10270.

                                DISTRIBUTION OF POLICY

       Where the Policy may be lawfully sold, the Policy is sold by licensed insurance agents who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc.

       The Policy will be distributed through the principal underwriter for the Separate Account, AIG Equity Sales Corp. (AESC), 80 Pine Street, New York, New York, an affiliate of the Company. The Company pays commissions on behalf of AESC to selling product dealers and registered representatives.

       Commissions may be paid to registered representatives based on Premiums paid for Policies sold, in amounts up to 50% of first year Premiums, 5% on Premiums paid during the 2nd through 10th Policy Years, and 2% on Premiums paid after the first ten Policy Years. Other expense reimbursements, allowances, and overrides may also be paid. Registered representatives who meet certain productivity and profitability standards may be eligible for additional compensation. Additional payments may be made for administrative or other services not directly related to the sale of the Policies.

                      OTHER POLICIES ISSUED BY THE COMPANY

       The Company may offer other policies similar to those offered herein.

                                STATE REGULATION

       The Company is subject to the laws of Delaware governing insurance companies and to regulation by the Delaware Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its final condition as of the end of such year. Regulation by the Insurance Department includes periodic examinations to determine the Company's Policy liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the staff of the Insurance Department pursuant to the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                LEGAL PROCEEDINGS

       There are no legal proceedings to which the Separate Account or the principal underwriter is a party. The Company is engaged in various kinds of routine litigation which, in the opinion of the Company, are not of material importance in relation to the total capital and surplus of the Company.

                                     EXPERTS

       The financial statements of the Company which appear in this Prospectus have been audited by Coopers & Lybrand, independent certified public accountants, as stated in their reports, and have been included in reliance upon the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

       Legal matters relating to the federal securities laws are being passed upon by the firm of Jorden Burt Berenson & Johnson, LLP of Washington, D.C.

                                PUBLISHED RATINGS

       The Company may from time to time publish in advertisements, sales literature and reports to Owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.
   M. Best Company, Moody's, and Standard & Poor's. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of the Company and should not be considered as bearing on the investment performance of assets held in the separate account. Each year the A. M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect A.
   M. Best's current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of the Company as measured by Standard & Poor's Insurance Ratings Services, and the financial strength of the Company as measured by Moody's Investors Services, may be referred to in advertisements, sales literature or in reports to Owners. These ratings are their opinions of an operating insurance company's financial capacity to meet the obligations of its life insurance policies and annuity contracts in accordance with their terms.
   In regard to their ratings of the Company, these ratings are explicitly based on the existence of a Support Agreement, dated as of December 13, 1991, between the Company and its parent, American International Group, Inc. ("AIG"), pursuant to which AIG has agreed to cause the Company to maintain a positive net worth and to provide the Company with funds on a timely basis sufficient to meet the Company's obligations to its policyholders. The Support Agreement is not, however, a direct or indirect guarantee by AIG to any person of the payment of any of the Company's indebtedness, liabilities or other obligations (including obligations to the Company's policyholders).

       The ratings are not recommendations to purchase the Company's life insurance or annuity products, or to hold or sell these products, and the ratings do not comment on the suitability of such products for a particular investor. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating organization if, in such organization's judgment, future circumstances relating to the Support Agreement, such as a lowering of AIG's long-term debt rating, so warrant. The ratings do not reflect the investment performance of the separate account or the degree of risk associated with an investment in the separate account.


                              FINANCIAL STATEMENTS

       The financial statements of the Company and the Separate Account are included herein.

                              AIG LIFE INSURANCE COMPANY
                             (a wholly-owned subsidiary of
                          American International Group, Inc.)












                       REPORT ON AUDITS OF FINANCIAL STATEMENTS

                      FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                      REPORT OF INDEPENDENT ACCOUNTANTS






To the Stockholders and Board of Directors
AIG Life Insurance Company:


We have audited the accompanying balance sheets of AIG Life Insurance Company (a wholly-owned subsidiary of American International Group, Inc.) as of December 31, 1996 and 1995, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AIG Life Insurance Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




/s/ COOPERS & LYBRAND L.L.P.
COOPERS & LYBRAND L.L.P.



2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 22, 1997

                           AIG LIFE INSURANCE COMPANY
                                   BALANCE SHEETS

                                   (in thousands)

                                                            December 31,

                                                       1996             1995

                                                     -------------  ----------


Assets

Investments and cash:
     Fixed maturities:
        Bonds available for sale, at market value $ 2,271,326 $ 1,963,265 (cost: 1996 - $2,190,580: 1995 - $1,823,860)
     Equity securities:
        Common stock
        (cost: 1996-$3,548: 1995 - $1,916)             5,578          2,437
        Non-redeemable preferred stocks
        (cost: 1996-$0: 1995 - $2,562)                     -          2,553
Mortgage loans on real estate, net                   297,363        239,127
Real estate, net of accumulated
 depreciation of $4,099 in 1996; and $1,755 in 1995   16,169         16,892
Policy loans                                       1,873,961      2,961,726
Other invested assets                                 64,109         68,252
Short -term investments                              100,036        202,652
Cash                                                   5,780          1,132
                                              -------------- --------------

   Total investments and cash                      4,634,322      5,458,036


Amounts due from related parties                       3,193          4,111
Investment income due and accrued                    107,268        242,748
Premium and insurance balances receivable-net         36,357         28,189
Reinsurance assets                                   218,453        207,827
Deferred policy acquisition cost                      84,287         60,625
Separate and variable accounts                       644,980        190,441
Other assets                                           5,092          7,509
                                              -------------- --------------

                        Total assets             $ 5,733,952    $ 6,199,486
                                                  ==========     ==========


                  See accompanying notes to financial statements.

                             AIG LIFE INSURANCE COMPANY
                                   BALANCE SHEETS

                        (in thousands, except share amounts)

                                                              December 31,

                                                         1996           1995
                                                   -------------- ----------


Liabilities

  Policyholders' funds on deposit                $ 3,810,095     $ 4,574,995
  Future policy benefits                             630,520         566,487
  Reserve for unearned premiums                       29,911          47,590
  Policy and contract claims                         191,338         177,540
  Reserve for commissions, expenses and taxes          2,860          24,134
  Insurance balances payable                          42,137          22,186
  Deferred income taxes                                5,713          24,585
  Amounts due to related parties                       5,921           2,380
  Federal income tax payable                           2,959           4,606
  Separate and variable accounts                     644,980         190,441
  Minority interest                                    6,077           6,664
  Other liabilities                                   30,932         234,850
                                                ------------    ------------


                        Total liabilities          5,403,443       5,876,458
                                                 -----------     -----------


  Commitments and contingencies (See Note 6)

Stockholders' Equity


  Common stock, $5 par value; 1,000,000 shares
       authorized; 976,703 shares issued and
       outstanding                                     4,884           4,884
  Additional paid-in capital                         123,283         123,283
  Unrealized appreciation of investments,
   net of future policy benefits and taxes
   of $33,823 in 1996 and $47,209 in 1995             62,814          87,673
Retained earnings                                    139,528         107,188
                                                ------------    ------------

                        Total stockholders' equity     330,509       323,028

Total liabilities and stockholders' equity       $ 5,733,952     $ 6,199,486
                                                  ==========      ==========


                  See accompanying notes to financial statements.

                             AIG LIFE INSURANCE COMPANY
                                STATEMENTS OF INCOME
                                   (in thousands)

                                           Years  ended   December 31,
                                           -----------------------------------
                                             1996            1995             1994
                                          ------------    ------------     --------

Revenues:
  Premiums                            $ 394,480         $ 364,502      $ 265,990
  Net investment income                 504,661           435,683        239,212
  Realized capital (losses) gains           (51)             (417)         1,953
                                   -------------     -------------   -----------


               Total revenues           899,090           799,768        507,155
                                    ---------            ---------     ---------


Benefits and expenses:
  Benefits to policyholders            189,933            202,105       196,175
  Increase in future policy benefits
   and policyholders' funds on deposit495,529             392,592       158,935
  Acquisition and insurance expenses  161,841             170,343       127,941
                                    ---------            --------      ---------

              Total benefits and expenses  847,303      765,040         483,051
                                         ---------     --------      ---------


Income before income taxes                 51,787        34,728          24,104
                                        ---------     ----------      ----------
Income taxes (benefits):
   Current                             25,087            18,709          28,115
   Deferred                            (5,486)           (6,339)        (19,447)
                                   -----------       -----------    -----------

    Total income taxes                 19,601            12,370          8,668
                                    ---------         ---------    -----------
Net income before minority interest    32,186            22,358         15,436
Minority interest income (loss)           154                11           (156)
                                  -----------      ------------   -------------

Net income                         $   32,340        $   22,369    $    15,280

                                    =========         =========     ==========

                   See accompanying notes to financial statements

                             AIG LIFE INSURANCE COMPANY
                         STATEMENTS OF STOCKHOLDERS' EQUITY

                                   (in thousands)

                                               Years ended December 31,


                                          1996            1995             1994
                                      ------------    ------------    ---------

Common Stock

Balance at beginning of year      $      4,884    $      4,884    $      4,884
                                   -----------     -----------     -----------

Balance at end of year                   4,884           4,884           4,884
                                  ------------     -----------    ------------



Additional paid-in capital

Balance at beginning of year:          123,283         123,283         123,283
                                    ----------      ----------      ----------

Balance at end of year                 123,283         123,283         123,283
                                    ----------      ----------      ----------



Unrealized appreciation (depreciation)
 of investments, net
 Balance at beginning of year           87,673         (15,029)         40,159
 Change during year                    (50,245)        170,003         (84,904)
 Changes due to deferred income tax
    (expense) benefit and future
     policy benefits                    25,386        (67,301)          29,716
                                       ----------      ------           ------
 Balance at end of year                 62,814          87,673         (15,029)
                                  ------------     -----------     ------------


Retained earnings
  Balance at beginning of year         107,188          84,819          69,539
  Net income                            32,340          22,369          15,280
                                   -----------      ----------     -----------

  Balance at end of year               139,528         107,188          84,819
                                    ----------      ----------     -----------
          Total stockholders' equity$  330,509      $  323,028     $   197,957
                                     =========       =========      ==========

                   See accompanying notes to financial statements

                             AIG LIFE INSURANCE COMPANY
                              STATEMENTS OF CASH FLOWS
                                   (in thousands)



                                                        Years ended December 31,
                                                    ---------------------------------
                                                      1996          1995     1994
                                                    ----------------------------------

Cash flows from operating activities:
 Net income                                       $   32,340     $ 22,369   $15,280
                                                    ---------   ----------- ------------
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
 Non-cash revenues, expenses, gains
 and losses included in income:
Change in insurance reserves                       72,151       133,207      88,718
 Change in premiums and insurance balances
  receivable and payable -net                      11,782        (4,695)     11,668
 Change in reinsurance assets                     (10,627)         (201)      5,553
 Change in deferred policy acquisition costs      (23,662)       (6,151)    (14,906)
 Change in investment income due and accrued      135,480      (126,299)    (82,023)
 Realized capital gains                                51           417      (1,953)
 Change in current and deferred income taxes -net  (7,133)      (15,112)    (16,708)
 Change in reserves for commissions, expenses and taxes(21,274)  (9,857)     23,055
 Change in other assets and liabilities - net       11,852         (7,466)    6,815
                                             -----------------------------------------
         Total adjustments                        168,620       (36,157)     20,219
 Net cash (used in) provided                      200,960       (13,788)     35,499
by operating activities
Cash flows from investing activities:
 Cost of fixed maturities, at market sold          40,098        36,678      19,392
 Cost of fixed maturities, at market matured or redeemed124,621  76,989      85,628
 Cost of equity securities sold                     2,607           405           -
 Realized capital gains                               (51)          582       3,176
 Purchase of fixed maturities                    (524,245)     (590,864)   (252,964)
 Purchase of equity securities                     (1,678)       (1,213)          -
 Mortgage loans granted                           (74,590)      (75,100)    (53,977)
 Repayments of mortgage loans                      16,416        12,406      16,464
 Change in policy loans                         1,087,765    (1,589,502) (1,184,455)
 Change in short-term investments                 102,616      (115,532)     18,361
 Change in other invested assets                   11,002        (4,296)     (6,652)
 Other - net                                          (38)       (6,042)    (10,583)

  Net cash used in investing activities           784,523    (2,255,489) (1,365,610)
                                            -------------  -------------------------
Cash flows from financing activities:
 Change in policyholders' funds on deposit       (980,835)    2,265,900   1,330,841
                                            ---------------------------  ----------

   Net cash provided by financing activities     (980,835)    2,265,900   1,330,841
                                            -------------- ------------  ----------
Change in cash                                      4,648        (3,377)        730
Cash at beginning of year                           1,132          4,509      3,779
                                          --------------------------------------------
Cash at end of year                      $          5,780$          1,132$    4,509
                                          =============== =============== ==============

                   See accompanying notes to financial statements

                             AIG LIFE INSURANCE COMPANY
                           NOTES TO FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

   (a)Basis of Presentation: AIG Life Insurance Company (the Company) is a wholly-owned subsidiary of American International Group, Inc. (the Parent). The financial statements of the Company have been prepared on the basis of generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Company is licensed to sell life and accident and health insurance in the District of Columbia and all states except for Maine and New York.

      The Company also files financial statements prepared in accordance with statutory practices prescribed or permitted by the Insurance Department of the State of Delaware. Financial statements prepared in accordance with generally accepted accounting principles differ in certain respects from the practices prescribed or permitted by regulatory authorities. The significant differences are: (1) statutory financial statements do not reflect fixed maturities available for sale at market value; (2) policy acquisition costs, charged against operations as incurred for regulatory purposes, have been deferred and are being amortized over the anticipated life of the contracts; (3) individual life and annuity policy reserves based on statutory requirements have been adjusted based upon mortality, lapse and interest assumptions applicable to these coverages, including provisions for reasonable adverse deviations; these assumptions reflect the Company's experience and industry standards; (4) deferred income taxes not recognized for regulatory purposes have been provided for temporary differences between the bases of assets and liabilities for financial reporting purposes and tax purposes; (5) for regulatory purposes, future policy benefits, policyholders' funds on deposit, policy and contract claims and reserve for unearned premiums are presented net of ceded reinsurance; and (6) an asset valuation reserve and interest maintenance reserve using National Association of Insurance Commissioners (NAIC) formulas are set up for regulatory purposes.

   (b)Investments: Fixed maturities available for sale, where the company may not have the ability or positive intent to hold these securities until maturity, are carried at market value. Included in fixed maturities available for sale are collateralized mortgage obligations (CMOs). Premiums and discounts arising from the purchase of CMO's are treated as yield adjustments over the estimated life. Common and non-redeemable preferred stocks are carried at market value. Short-term investments are carried at cost, which approximates market.

      Unrealized gains and losses from investments in equity securities and fixed maturities available for sale are reflected in stockholders' equity, net of amounts recorded as future policy benefits and any related deferred income taxes.


      Realized capital gains and losses are determined principally by specific identification. Where declines in values of securities below cost or amortized cost are considered to be other than temporary, a charge is reflected in income for the difference between cost or amortized cost and estimated net realizable value.

      Mortgage loans on real estate are carried at unpaid principal balance less unamortized loan origination fees and costs less an allowance for uncollectible loans.

      Real estate is carried at depreciated cost and is depreciated on a straight-line basis over 31.5 years. Expenditures for maintenance and repairs are charged to income as incurred; expenditures for betterments are capitalized and depreciated over their estimated lives.

      Policy loans are carried at the aggregate unpaid principal balance.

      Other invested assets consist primarily of limited partnership interests which are carried at market value. Unrealized gains and losses from the revaluation of these investments are reflected in stockholders' equity, net of any related taxes. Also included in this category is an interest rate cap agreement, which is carried at its amortized cost. The cost of the cap is being amortized against investment income on a straight line basis over the life of the cap.

    (c) Income Taxes: The Company joins in a consolidated federal income tax return with the Parent and its domestic subsidiaries. The Company and the Parent have a written tax allocation agreement whereby the Parent agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company if it had filed a separate return. Additionally, the Parent agrees to reimburse the Company for any tax benefits arising out of its net losses within ninety days after the filing of that consolidated tax return for the year in which these losses are utilized. Deferred federal income taxes are provided for temporary differences related to the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

   (d)Premium Recognition and Related Benefits and Expenses: Premiums on traditional life insurance and life contingent annuity contracts are recognized when due. Revenues for universal life and investment-type products consist of policy charges for the cost of insurance, administration, and surrenders during the period. Premiums on accident and health insurance are reported as earned over the contract term. The portion of accident and health premiums which is not earned at the end of a reporting period is recorded as unearned premiums. Estimates of premiums due but not yet collected are accrued. Policy benefits and expenses are associated with earned premiums on long-duration contracts resulting in a level recognition of profits over the anticipated life of the contracts.

      Policy acquisition costs for traditional life insurance products are generally deferred and amortized over the premium paying period of the policy. Deferred policy acquisition costs and policy initiation costs related to universal life and investment-type products are amortized in relation to expected gross profits over the life of the policies (see Note
      3).

      The liability for future policy benefits and policyholders' contract deposits is established using assumptions described in Note 4.

   (e)Policy and Contract Claims: Policy and contract claims include amounts representing: (1) the actual in-force amounts for reported life claims and an estimate of incurred but unreported claims; and (2) an estimate, based upon prior experience, for accident and health reported and incurred but unreported losses. The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments resulting therefrom are reflected in income currently.

  (f) Separate and Variable Accounts: These accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders. Each account has specific investment objectives, and the assets are carried at market value. The assets of each account are legally segregated and are not subject to claims which arise out of any other business of the Company.

  (g) Reinsurance Assets: Reinsurance assets include the balances due from both reinsurance and insurance companies under the terms of the Company's reinsurance arrangements for ceded unearned premiums, future policy benefits for life and accident and health insurance contracts, policyholders' funds on deposit and policy and contract claims. It also includes funds held under reinsurance treaties.

  (h) Accounting Standards:

      In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of" (FASB 121). This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and an impairment loss must be recognized.

      FASB 121 was effective for the Company commencing January 1, 1996. The adoption of this statement during 1996 had no significant effect on the Company's result of operations, financial condition or liquidity.

      In December 1995, FASB issued "Special Report, a Guide to the Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities". Among other things, this guide provided for a transition provision permitting a one-time transfer of debt securities from the held to maturity classification to the available for sale classification. The Company did not transfer any securities from the held to maturity classification to the available for sale classification.

  (i) During 1996, the Company changed it's method of accounting for a subsidiary to reflect the minority interest. The financial statements for 1994 and 1995 have been reclassified to conform to this presentation.

2.  Investment Information

  a) Statutory Deposits: Securities with a carrying value of $2,460,000 and $2,639,000 were deposited by the Company under requirements of regulatory authorities as of December 31, 1996 and 1995, respectively.

   (b) Net Investment Income: An analysis of net investment income is as follows (in thousands):

                                                           Years ended  December  31,
                                                        1996          1995       1994
                                                       -------    --------   --------

      Fixed maturities                                $164,548     138,341    $109,826
      Equity securities                                    219         225         241
      Mortgage loans                                    22,797      19,399      14,655
      Real estate                                        2,125         997       1,584
      Policy loans                                     314,020     268,454     108,453
      Cash and short-term investments                    2,924       4,348       1,684
          Other invested assets                          2,549       6,129       4,070
                                                    ----------  ----------  ----------
            Total investment income                    509,182     437,893     240,513

      Investment expenses                                4,521       2,210       1,301
                                                    ---------- -----------  -----------

            Net investment income                     $504,661    $435,683    $239,212
                                                      ========    ========     ========


(c) Investment Gains and Losses: The net realized capital gains (losses) and change in unrealized appreciation (depreciation) of investments for 1996, 1995 and 1994 are summarized below (in thousands):


                                                         Years  ended  December 31,
                                                         -------------------------
                                                         1996       1995      1994
                                                         --------------------------



   Net realized (losses) gains on investments:
      Fixed maturities                                $    (79)$      (166)  $   (10)
      Equity securities                                     28         712       442
      Mortgage loans                                         -      (1,000)   (1,223)
      Other invested assets                                  -          37     2,744
                                                 ------------- -----------  --------
      Net realized gains                              $    (51)   $   (417)  $ 1,953
                                                     ==========  ==========  =========


   Change in unrealized appreciation
       (depreciation) of investments:
        Fixed maturities                             $ (58,659)    $168,561  $(90,779)
      Equity securities                                  1,517           69       293
          Other invested assets                          6,897        1,373     5,582
                                                     -----------   --------------------
      Net change in unrealized appreciation
       (depreciation) of investments                 $ (50,245)   $170,003  $(84,904)
                                                     ==========   ========  =========

Proceeds from the sale of  investments  in fixed  maturities  during 1996,
1995  and   1994   were   $40,098,000,   $36,678,000,   and   $17,431,000,
respectively.

During  1996,  1995 and  1994,  gross  gains of  $176,000,  $109,000,  and
$394,000, respectively, and gross losses of $255,000, $275,000, and $404,000, respectively, were realized on dispositions of fixed maturity investments.

      During  1996,  1995 and  1994,  gross  gains  of  $28,000,  $712,000,  and
      $442,000, respectively, were realized on disposition of equity securities.

   (d)Market  Value  of  Fixed   Maturities  and  Unrealized   Appreciation   of
      Investments: At December 31, 1996 and 1995, unrealized appreciation of investments in equity securities (before applicable taxes) included gross gains of $2,265,000 and $833,000 and gross losses of $235,000 and $320,000, respectively.

      The amortized cost and estimated market values of investments in fixed maturities at December 31, 1996 and 1995 are as follows (in thousands):

                                                Gross     Gross
 1996                            Amortized   Unrealized  Unrealized  Market
                                 Cost        Gains       Losses      Value
 -----                           ---------   ----------  ---------   ------


Fixed maturities:
  U.S. Government and government
    agencies and authorities    $  47,848     $ 7,814        $151   $55,511
  States, municipalities and
    political subdivisions        327,944      15,525       1,934   341,535
  Foreign governments              33,340       2,855         113    36,082
  All other corporate           1,781,448      71,994      15,244 1,838,198
                                ---------  ----------  ---------- ----------

 Total fixed maturities        $2,190,580     $ 98,188  $ 17,442 $2,271,326
                                =========  ========== ==========  =========




                                                Gross        Gross
 1995                            Amortized   Unrealized  Unrealized  Market
                                 Cost        Gains       Losses      Value
------                           ---------   ----------  ----------  ------



Fixed maturities:
  U.S. Government and government
    agencies and authorities    $  45,872   $  12,144  $       -   $  58,016
  States, municipalities and
    political subdivisions        345,049      22,975         24     368,000
  Foreign governments              30,515       4,158         30      34,643
  All other corporate           1,402,424     106,513       6,331  1,502,606
                               ----------   ---------  ----------  ---------

 Total fixed maturities        $1,823,860  $  145,790  $   6,385  $1,963,265
                                =========   ========= ==========  =========

      The amortized cost and estimated market value of fixed maturities, available for sale at December 31, 1996, by contractual maturity, are shown below (in thousands). Actual maturities could differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                    Estimated
                                                  Amortized         Market
                                                  Cost              Value


      Due in one year or less                  $   74,325        $   76,640
      Due after one year through five years       598,151           615,822
      Due after five years through ten years      818,547           849,841
      Due after ten years                         699,557           729,023
                                                ---------         ---------

                                               $2,190,580        $2,271,326

   (e)CMO's: CMO's are U.S. Government and Government agency backed and triple A-rated securities. In the preceding table, CMO's are included in other corporate fixed maturities. At December 31, 1996 and 1995, the market value of the CMO portfolio was $435,313,000 and $457,111,000, respectively; the estimated amortized cost was approximately $419,276,000 in 1996 and $433,481,000 in 1995. The Company's CMO portfolio is readily marketable. There were no derivative (high risk) CMO securities contained in the portfolio at December 31, 1996.

   (f)Fixed Maturities Below Investment Grade: At December 31, 1996 and 1995, the fixed maturities held by the Company that were below investment grade had an aggregate amortized cost of $136,502,000 and $74,622,000, respectively, and an aggregate market value of $135,218,000 and $73,894,000, respectively.

   (g) Non-income Producing Assets: Non-income producing assets were insignificant.

   (h)Investments Greater than 10% Equity: The market value of investments in the following companies and institutions exceeded 10% of the Company's total stockholders' equity at December 31, 1996 (in thousands):

      Fixed Maturities:
      Ford Motor Credit Corporation         $   38,202
      GMAC                                  $   49,541

      Other Invested Assets:
      Equity Linked Investors II, L.P.      $   43,808

3.  Deferred Policy Acquisition Costs

      The following reflects the policy acquisition costs deferred (commissions, direct solicitation and other costs) which will be amortized against future income and the related current amortization charged to income, excluding certain amounts deferred and amortized in the same period (in thousands). The 1996 and 1995 amortization includes $6,096,000 and $9,455,000, respectively, to recognize excess loss experienced on credit insurance.



                                                   Years  ended  December 31,
                                                   ---------------------------
                                                    1996      1995        1994
                                                    ---------------------------



  Balance at beginning of year               $60,625     $54,474     $39,568
  Acquisition costs deferred                  43,534      35,008      29,442
  Amortization charged to income             (19,872)    (28,857)    (14,536)
                                                 -------    --------    --------
  Balance at end of year                     $84,287     $60,625     $54,474
                                             =======     =======     =======


4.  Future Policy Benefits and Policyholders' Funds on Deposit

(a)The analysis of the future policy benefits and policyholders' funds on deposit at December 31, 1996 and 1995 follows (in thousands):


                                                          1996              1995
                                                    ----------          --------

      Future Policy Benefits:
      Long duration contracts                       $  624,659       $   556,669
      Short duration contracts                           5,861             9,818
                                                   -----------      ------------
                                                    $  630,520       $   566,487
                                                    ==========       ===========

      Policyholders' funds on deposit:
      Annuities                                   $  1,082,217       $   944,629
      Universal life                                   130,413           171,564
      Guaranteed investment contracts (GICs)           278,680           249,844
      Corporate owned life markets                   2,314,149         3,204,912
           Other investment contracts                    4,636             4,046
                                                 -------------       -----------

                                                    $3,810,095        $4,574,995
                                                    =========          =========

   (b)Long duration contract liabilities included in future policy benefits, as presented in the table above, result from traditional life products. Short duration contract liabilities are primarily accident and health products. The liability for future policy benefits has been established based upon the following assumptions:

       (i) Interest rates for traditional life insurance products are 9.5 percent graded to 7.0 percent over 30 years. The liability for future policy benefits for universal life insurance has been established using FASB 97 and assumes a 1.0 percent investment margin. Interest rates (exclusive of immediate/terminal funding annuities), which vary by year of issuance and products, range from 3.0 percent to 10.0 percent. Interest rates on immediate/terminal funding annuities are at a maximum of 12.2 percent and grade to not greater than 7.5 percent.

      (ii) Mortality and withdrawal rates are based upon actual experience modified to allow for variations in policy form. The weighted average lapse rate, including surrenders, for individual life approximated 1.9 percent.

4.  Future Policy Benefits and Policyholders' Funds on Deposit - (continued)

   (c)The liability for policyholders' funds on deposit has been established based on the following assumptions:

       (i) Interest rates credited on deferred annuities vary by year of issuance and range from 3.0 percent to 8.0 percent. Credited interest rate guarantees are generally for a period of one year. Withdrawal charges generally range from 6.0 percent to 10.0 percent grading to zero over a period of 6 to 10 years.

      (ii) GICs have market value withdrawal provisions for any funds withdrawn other than benefit responsive payments. Interest rates credited generally range from 4.7 percent to 8.1 percent and maturities range from 2 to 7 years.

     (iii) Interest rates on corporate-owned life insurance business are guaranteed at 4.0 percent and the weighted average rate credited in 1996 was 9.4 percent.

     (iv) The universal life funds, exclusive of corporate owned life insurance business, have credited interest rates of 5.9 percent to 7.5 percent and guarantees ranging from 3.5 percent to 5.5 percent depending on the year of issue. Additionally, universal life funds are subject to surrender charges that amount to 10.0 percent of the fund balance and grade to zero over a period not longer than 20 years.

5.  Income Taxes

   (a)The Federal income tax rate applicable to ordinary income is 35% for 1996, 1995 and 1994. Actual tax expense on income from operations differs from the "expected" amount computed by applying the Federal income tax rate because of the following (in thousands except percentages):


                                       Years   ended   December 31,
                                  1996               1995             1994
                                Percent             Percent           Percent
                                  of                  of                of
                                pre-tax             pre-tax           pre-tax
                               operating           operating         operating
                            Amount    Income    Amount    Income  Amount  Income
                            ----------------    ----------------  --------------



"Expected" income tax
    expense                $ 18,125  35.0%   $ 12,155     35.0% $ 8,436   35.0%
 Prior year federal
    income tax benefit          (51) (0.1)       (798)     (2.3)      -      -
     State income tax           850   1.6         894       2.6      197    0.8
 Other                          677   1.3         119       0.3       35    0.2
                           --------- ----      --------- ------  -------   -----
 Actual income tax expense   $19,601  37.8%   $ 12,370     35.6% $ 8,668   36.0%

                             =============     ========    ====   =======   ====

   (b) The components of the net deferred tax liability were as follows (in thousands):


                                                     Years ended December 31,
                                                           1996         1995


   Deferred tax assets:
  Adjustment to life reserves                           $41,522      $24,940
  Adjustments to mortgage loans and investment income     2,531        2,546
  Adjustment to policy and contract claims               10,687       11,725
  Other                                                   2,585        1,232
                                                         57,325       40,443
                                                       ---------     --------

   Deferred tax liabilities:
      Deferred policy acquisition costs          $       23,047      $ 13,040
      Unrealized appreciation on investments             33,823        47,209
      Bond discount                                       4,085         3,458
      Other                                               2,083         1,321
                                                     ----------      ---------
                                                         63,038        65,028
                                                      ---------       --------

      Net deferred tax liability                    $     5,713      $ 24,585
                                                     ==========       ========


   (c)At December 31, 1996, accumulated earnings of the Company for Federal income tax purposes include approximately $2,204,000 of "Policyholders' Surplus" as defined under the Code. Under provisions of the Code, "Policyholders' Surplus" has not been currently taxed but would be taxed at current rates if distributed to the Parent. There is no present intention to make cash distributions from "Policyholders' Surplus" and accordingly, no provision has been made for taxes on this amount.

   (d)Income taxes paid in 1996, 1995, and 1994 amounted to $25,412,000, $26,030,000, and $25,052,000, respectively.


6.  Commitments and Contingencies

      The Company, in common with the insurance industry in general, is subject to litigation, including claims for punitive damages, in the normal course of their business. The Company does not believe that such litigation will have a material effect on its operating results and financial condition.

7.  Fair Value of Financial Instruments

   (a)Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" (FASB 107) requires disclosure of fair value information about financial instruments for which it is practicable to estimate such fair value. These financial instruments may or may not be recognized in the balance sheet. In the measurement of the fair value of certain of the financial instruments, quoted market prices were not available and other valuation techniques were utilized. These derived fair value estimates are significantly affected by the assumptions used. FASB 107 excludes certain financial instruments, including those related to insurance contracts.

      The following methods and assumptions were used by the Company in estimating the fair value of the financial instruments presented:

      Cash and short term investments: The carrying amounts reported in the balance sheet for these instruments approximate fair values.

      Fixed maturities: Fair values for fixed maturity securities carried at market value are generally based upon quoted market prices. For certain fixed maturities for which market prices were not readily available, fair values were estimated using values obtained from independent pricing services.

      Equity securities: Fair values for equity securities were based upon quoted market prices.

      Mortgage and policy loans: Where practical, the fair values of loans on real estate were estimated using discounted cash flow calculations based upon the Company's current incremental lending rates for similar type loans. The fair value of the policy loans were not calculated as the Company believes it would have to expend excessive costs for the benefits derived. Therefore, the fair value of policy loans was estimated at carrying value.

      Interest rate cap: Fair values for the interest rate cap were estimated using values obtained from an independent pricing service.

      Policyholders' funds on deposit: Fair value of policyholder contract deposits were estimated using discounted cash flow calculations based upon interest rates currently being offered for similar contracts consistent with those remaining for the contracts being valued.

   (b) The fair value and carrying amounts of financial instruments is as follows (in thousands):

      1996                                             Fair        Carrying
                                                       Value       Amount


      Cash and short-term investments           $    105,816  $    105,816
      Fixed maturities                             2,271,326     2,271,326
      Equity securities                                5,578         5,578
      Mortgage and policy loans                    2,183,873     2,171,324
         Interest rate cap                                75            94

      Policyholders' funds on deposit            $ 3,832,601   $ 3,810,095

      1995                                            Fair        Carrying
                                                       Value       Amount
      Cash and short-term investments           $    203,784  $    203,784
      Fixed maturities                             1,963,265     1,963,265
      Equity securities                                4,990         4,990
      Mortgage and policy loans                    3,216,321     3,200,853
         Interest rate cap                               144           170

      Policyholders' funds on deposit            $ 4,592,841   $ 4,574,995

8.  Stockholders' Equity

   (a)The maximum stockholder dividend which can be paid without prior regulatory approval is subject to restrictions relating to statutory surplus and statutory net gain from operations. These restrictions limited payment of dividends to $39,027,000 during 1996, however, no dividends were paid during the year.

   (b)The Company's stockholders' equity as determined in accordance with statutory accounting practices was $221,567,000 at December 31, 1996 and $176,952,000 at December 31, 1995. Statutory net income amounted to $47,074,000, $39,712,000, and $47,002,000 for 1996, 1995 and 1994,
      respectively.

9.  Employee Benefits

   (a)The Company participates with its affiliates in a qualified, non-contributory, defined benefit pension plan which is administered by the Parent. All qualified employees who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. Prior to January 1, 1996, the average final compensation is subject to certain limitations. Annual funding requirements are determined based on the "projected unit credit" cost method which attributes a pro rata portion of the total projected benefit payable at normal retirement to each year of credited service. Pension expense for current service costs, retirement and termination benefits for the years ended December 31, 1996, 1995 and 1994 were approximately $400,000, $304,000, and $179,000, respectively. The Parent's plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates. The projected benefit obligations exceeded the plan assets at December 31, 1996 by $42,149,000.

   (b)The Parent also sponsors a voluntary savings plan for domestic employees (a 401(k) plan), which, during the two years ended December 31, 1994, provided for salary reduction contributions by employees and matching contributions by the Parent of up to 2 percent of annual salary. Commencing January 1, 1995, the 401(k) plan provided for matching contributions by the Parent of up to 6 percent of annual salary depending on the employee's years of service.

   (c)In addition to the Parent's defined benefit pension plan, the Parent and its subsidiaries provide a post-retirement benefit program for medical care and life insurance. Eligibility in the various plans is generally based upon completion of a specified period of eligible service and reaching a specified age.

   (d)The Parent applies APB Opinion 25 "Accounting for Stock issued to Employees" and related interpretations in accounting for its plans. Employees of the Company participate in certain stock option and stock purchase plans of the Parent. In general, under the stock option plan, officers and other key employees are granted options to purchase AIG common stock at a price not less than fair market value at the date of grant. In general, the stock purchase plan provide for eligible employees to receive privileges to purchase AIG common stock at a price equal to 85% of the fair market value on the date of grant of the purchase privilege. The Parent has not recognized compensation costs for either plan. The effect of the compensation costs, as determined consistent with FASB 123, was not computed on a subsidiary basis, but rather on a consolidated basis for all subsidiaries of the Parent and therefore are not presented herein.

10.  Leases

   (a)The Company occupies leased space in many locations under various long-term leases and has entered into various leases covering the long-term use of data processing equipment. At December 31, 1996, the future minimum lease payments under operating leases were as follows (in thousands):

            Year                          Payment

      1997                               $  3,833
      1998                                  2,785
      1999                                  1,846
      2000                                  1,596
      2001                                  1,471
      Remaining years after 2001            4,414
                                           -------

                                     Total $15,945
                                           -------
                                           -------
      Rent expense approximated $4,263,000, $3,764,000, and $3,542,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

   (b) Sublease Income -The Company does not participate in sublease agreements.


11.  Reinsurance

   (a)The Company reinsures portions of its life and accident and health insurance risks with unaffiliated companies. Life insurance risks are reinsured primarily under coinsurance and yearly renewable term treaties. Accident and health insurance risks are reinsured primarily under coinsurance, excess of loss and quota share treaties. Amounts recoverable from reinsurers are estimated in a manner consistent with the assumptions used for the underlying policy benefits and are presented as a component of reinsurance assets. A contingent liability exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements.

      The Company also reinsures portions of its life and accident and health insurance risks with affiliated companies (see Note 12). The effect of all reinsurance contracts, including reinsurance assumed, is as follows (in thousands, except percentages):

                                                                    Percentage
                                                                    of Amount
December 31, 1996                                                   Assumed
             Gross       Ceded          Assumed           Net       to Net
              -----       -----          -------           ---      --------


Life Insurance
   in Force       $53,854,456 $17,392,184      $ 605,831    $37,068,103     1.6%
                  ===========    ============  ===========  =============

Premiums:
Life                  187,886       49,150             327     139,063      -
Accident and Health    97,971       28,359         107,447     177,059     60.7%
Annuity                78,358            -               -      78,358      -
             ---------------   ---------   ----------     ---------  ------

Total Premiums        $ 364,215      $77,509      $ 107,774   $394,480     27.3%
                     ============  ============   =============  =============

                                                                     Percentage
                                                                     of Amount
December 31, 1995                                                    Assumed
                     Gross       Ceded     Assumed        Net        to Net


Life Insurance
 in Force           $48,644,007     $16,635,298  $58,966    $32,067,675
                    ===========     ===========  ==========    =========   0.2%

Premiums:
  Life                  184,981          33,768      1,670     152,883     1.1%
  Accident and Health    72,473          16,800     93,060     148,733     62.6%
       Annuity           62,886                -       -         62,886
                 --------------     ---------------------------------------
             -

 Total Premiums   $     320,340         $50,568    $ 94,730   $ 364,502   26.0%
                ========================== ==========    =============


                                                                    Percentage
                                                                    of Amount
December 31, 1994                                                   Assumed
                 Gross        Ceded             Assumed       Net    to Net


Life Insurance
    in Force $38,375,181     $16,500,870  $   19,298    $21,893,609   0.1%
             ===========     ===========  ==========    ===========


Premiums:
  Life           130,716        7,233             (10)     123,473        -
  Accident and
      Health      66,026       13,949           79,810     131,887      60.5%
     Annuity      10,630            -               -      10,630         -
           -------------     ----------------------------------------


Total
    Premiums $  207,372$      21,182     $    79,800   $    265,990    30.0%
              ==========================      ==========   ============

   (b) The maximum amount retained on any one life by the Company is $1,000,000.

   (c)Reinsurance   recoveries,   which  reduced   death  and  other   benefits,
      approximated $54,456,000, $51,264,000, and $34,252,000,  respectively, for each of the years ended December 31, 1996, 1995 and 1994.

      The Company's reinsurance arrangements do not relieve the Company from its direct obligation to its insureds.

12.  Transactions with Related Parties

   (a)The Company is party to several reinsurance agreements with its affiliates covering certain life and accident and health insurance risks. Premium income and commission ceded for 1996 amounted to $1,345,000 and $0, respectively. Premium income and commission ceded for 1995 amounted to $1,269,000 and $1,000, respectively. Premium income and commission ceded to affiliates amounted to $1,267,000 and $2,000 for the year ended December 31, 1994. Premium income and ceding commission expense assumed from affiliates aggregated $103,885,000 and $27,609,000, respectively, for 1996, compared to $90,688,000 and $23,422,000, respectively, for 1995, and
      $75,005,000 and $20,374,000, respectively for 1994.

   (b)The  Company  is  party  to  several  cost  sharing  agreements  with  its affiliates. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. For the years ended December 31, 1996, 1995 and 1994, the Company was charged $28,277,000, $23,193,000, and $21,392,000, respectively, for expenses attributed to the Company but incurred by affiliates. During the same period, the Company received reimbursements from affiliates aggregating $17,598,000, $14,496,000, and $13,383,000, respectively, for costs incurred by the Company but attributable to affiliates.

   (c) During 1996, the Company purchased 1,500,000 shares of AIG Life Ireland, LTD., a subsidiary.

Intentionally left blank

                                    AIG LIFE INSURANCE COMPANY
                                             (AIG LIFE)
                                    VARIABLE SEPARATE ACCOUNT II

                                 REPORT OF INDEPENDENT ACCOUNTANTS

To the Contract Owners of
AIG Life Insurance Company
Variable Separate Account II

We have audited the accompanying statement of assets and liabilities of AIG Life Insurance Company Variable Separate Account II comprising the Fidelity Money Market, Asset Manager, Growth, Overseas, Investment Grade Bond, High Income; the Dreyfus Stock and Zero Coupon 2000; the Alliance Growth and Income, Conservative Investors, Growth, Growth Investors, Technology, Quasar; the Van Eck Gold and Natural Resources, Worldwide Balanced;
and the Weiss, Peck and Greer Tomorrow Long-Term Subaccounts as of December 31, 1996 and the related statement of operations for the year then ended, and the statement of changes in net assets for each of the two years then added. These financial statements are the are the responsibility of the management of Variable Separate Account II.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial
statements.   Our procedures  included  confirmation of investments held at
December 31, 1996 by  correspondence  with the  transfer  agent.
An  audit  also  includes   assessing  the  accounting   principles  used  an
significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AIG Life Insurance Company Variable Separate Account II as of December 31, 1996, and the results of its operations for the year then ended, and the changes in its net assets for each of the two years then ended, in conformity with generally accepted accounting principles.

/s/Coopers & Lybrand
- ---------------------
Coopers & Lybrand

2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 20, 1997

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT II

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31,1996

                                                                      Shares          Cost       Market Value
ASSETS:
   Investments at Market Value:

         Fidelity
           Money Market Portfolio ............................   194,167.350  $     194,167  $        194,167
           Asset Manager Portfolio ...........................     6,060.588         96,188           102,607
           Growth Portfolio ..................................    22,298.291        671,874           694,368
           Overseas Portfolio ................................     6,345.325        113,501           119,545
           Investment Grade Bond Portfolio ...................     4,190.269         50,125            51,289
           High Income Portfolio .............................     4,624.980         55,989            57,904
         Dreyfus
           Stock Index Portfolio .............................     7,498.224        144,363           152,067
           Zero Coupon 2000 Portfolio ........................       236.783          2,915             2,911
         Alliance
           Growth & Income Portfolio .........................    10,171.309        158,865           166,810
           Conservative Investors Portfolio ..................       829.803          9,565            10,016
           Growth Portfolio ..................................    14,137.183        228,759           253,338
           Growth Investors Portfolio ........................     4,661.979         56,725            59,393
           Technology Portfolio ..............................       713.319          8,067             7,875
           Quasar Portfolio ..................................       445.525          4,654             4,740
         Van Eck
           Gold & Natural Resources Portfolio ................       640.690         10,221            10,713
           Worldwide Balanced Portfolio ......................     3,049.662         32,141            33,973
         Weiss,Peck & Greer
           Tomorrow Long Term Portfolio ......................        22.621            159               160
                                                                              -------------   ---------------
         Total Investments .................................................  $   1,838,278         1,921,876
   Receivable from AIG Life ..................................................................              9
                                                                                              ---------------
              Total Assets ...................................................................$     1,921,885
                                                                                              ===============
EQUITY:
   Contract Owners' Equity ...................................................................$     1,921,885
                                                                                              ---------------
              Total Equity ...................................................................$     1,921,885
                                                                                              ===============
                                See Notes to Financial Statements


                  AIG LIFE INSURANCE COMPANY
                          (AIG LIFE)
                      VARIABLE ACCOUNT II

                    STATEMENT OF OPERATIONS
              For the Year Ended December 31,1996


                                                                              Fidelity        Fidelity
                                                                                 Money           Asset          Fidelity
                                                                                Market         Manager            Growth
                                                                   Total     Portfolio       Portfolio         Portfolio
    Investment Income (Loss):
        Dividends  ........................................$       27,488 $       7,200  $          220  $          2,350
    Expenses:
        Mortality & Expense Risk Fees  ....................         7,704         1,251             306             2,743
                                                           -------------- -------------  --------------  ----------------
    Net Investment Income (Loss)  .........................        19,784         5,949            (86)             (393)
                                                           -------------- -------------  --------------  ----------------
    Realized and Unrealized Gain (Loss) on Investments:
        Realized Gain (Loss) on Investment
            Activity  .....................................        11,950             0             316             1,315
        Change in Unrealized Appreciation
            (Depreciation)  ...............................        82,087             0           6,323            22,682
                                                           -------------- -------------  --------------  ----------------
    Net Gain (Loss) on Investments  .......................        94,037             0           6,639            23,997
                                                           -------------- -------------  --------------  ----------------
    Increase (Decrease) in Net Assets
        Resulting From Operations  ........................$      113,821 $       5,949  $        6,553  $         23,604
                                                   ============== =============  ==============  ================
                                                                              Fidelity
                                                                            Investment        Fidelity           Dreyfus
                                                                Fidelity         Grade            High             Stock
                                                                Overseas          Bond          Income             Index
                                                               Portfolio     Portfolio       Portfolio         Portfolio

    Investment Income (Loss):
        Dividends  ........................................$          146 $          37  $          155  $          3,510
    Expenses:
        Mortality & Expense Risk Fees  ....................           454           130             167               516
                                                           -------------- -------------  --------------  ----------------
    Net Investment Income (Loss)  .........................         (308)          (93)            (12)             2,994
                                                           -------------- -------------  --------------  ----------------
    Realized and Unrealized Gain (Loss) on Investments:
        Realized Gain (Loss) on Investment
            Activity  .....................................           936            39             111             2,229
        Change in Unrealized Appreciation
            (Depreciation)  ...............................         5,923         1,154           1,903             7,602
                                                           -------------- -------------  --------------  ----------------
    Net Gain (Loss) on Investments  .......................         6,859         1,193           2,014             9,831
                                                           -------------- -------------  --------------  ----------------
    Increase (Decrease) in Net Assets
        Resulting From Operations  ........................$        6,551 $       1,100  $        2,002  $         12,825
                                                   ============== =============  ==============  ================

            AIG LIFE INSURANCE COMPANY
                          (AIG LIFE)
                      VARIABLE ACCOUNT II

                    STATEMENT OF OPERATIONS
              For the Year Ended December 31,1996

                                                                 Dreyfus      Alliance
                                                                    Zero        Growth        Alliance
                                                                  Coupon             &    Conservative          Alliance
                                                                    2000        Income       Investors            Growth
                                                               Portfolio     Portfolio       Portfolio         Portfolio

    Investment Income (Loss):
        Dividends  ........................................$           83 $      12,382  $           56  $          1,252
    Expenses:
        Mortality & Expense Risk Fees  ....................            11           682              44             1,001
                                                           -------------- -------------  --------------  ----------------
    Net Investment Income (Loss)  .........................            72        11,700              12               251
                                                           -------------- -------------  --------------  ----------------
    Realized and Unrealized Gain (Loss) on Investments:
        Realized Gain (Loss) on Investment
            Activity  .....................................          (14)         (800)               9             7,049
        Change in Unrealized Appreciation
            (Depreciation)  ...............................           (7)         7,238             442            23,960
                                                           -------------- -------------  --------------  ----------------
    Net Gain (Loss) on Investments  .......................          (21)         6,438             451            31,009
                                                           -------------- -------------  --------------  ----------------
    Increase (Decrease) in Net Assets
        Resulting From Operations  ........................$           51 $      18,138  $          463  $         31,260
                                                           ============== =============  ==============  ================
                                                                                                                 Van Eck
                                                                Alliance                                          Gold &
                                                                  Growth      Alliance        Alliance           Natural
                                                               Investors    Technology          Quasar         Resources
                                                               Portfolio     Portfolio       Portfolio         Portfolio

    Investment Income (Loss):
        Dividends  ........................................$           84 $           0  $            0  $              8
    Expenses:
        Mortality & Expense Risk Fees  ....................           254             6               4                27
                                                           -------------- -------------  --------------  ----------------
    Net Investment Income (Loss)  .........................         (170)           (6)             (4)              (19)
                                                           -------------- -------------  --------------  ----------------
    Realized and Unrealized Gain (Loss) on Investments:
        Realized Gain (Loss) on Investment
            Activity  .....................................           492             0               0                44
        Change in Unrealized Appreciation
            (Depreciation)  ...............................         2,647         (192)              86               494
                                                           -------------- -------------  --------------  ----------------
    Net Gain (Loss) on Investments  .......................         3,139         (192)              86               538
                                                           -------------- -------------  --------------  ----------------
    Increase (Decrease) in Net Assets
        Resulting From Operations  ........................$        2,969 $       (198)  $           82  $            519
                                                           ============== =============  ==============  ================


                  AIG LIFE INSURANCE COMPANY
                          (AIG LIFE)
                      VARIABLE ACCOUNT II

                    STATEMENT OF OPERATIONS
              For the Year Ended December 31,1996


                                                                 Van Eck      Tomorrow
                                                               Worldwide          Long
                                                                Balanced          Term
                                                               Portfolio     Portfolio
    Investment Income (Loss):
        Dividends  ........................................$            4 $           1
    Expenses:
        Mortality & Expense Risk Fees  ....................           108             0
                                                           -------------- -------------
    Net Investment Income (Loss)  .........................         (104)             1
                                                           -------------- -------------
    Realized and Unrealized Gain (Loss) on Investments:
        Realized Gain (Loss) on Investment
            Activity  .....................................           224             0
        Change in Unrealized Appreciation
            (Depreciation)  ...............................         1,832             0
                                                           -------------- -------------
    Net Gain (Loss) on Investments  .......................         2,056             0
                                                           -------------- -------------
    Increase (Decrease) in Net Assets
        Resulting From Operations  ........................$        1,952 $           1
                                                                ============== =============

             See Notes to Financial Statements

                  AIG LIFE INSURANCE COMPANY
                          (AIG LIFE)
                      VARIABLE ACCOUNT II

              STATEMENT OF CHANGES IN NET ASSETS
    For the Years Ended December 31,1996 and December 31,1995

                                                                                     1996


                                                                              Fidelity        Fidelity
                                                                                 Money           Asset     Fidelity
                                                                                Market         Manager       Growth
                                                                  Total      Portfolio       Portfolio    Portfolio

    Increase (Decrease) in Net Assets
    Operations:
        Net Investment Income (Loss)  .....................$      19,784 $        5,949 $          (86) $      (393)
        Realized Gain (Loss) on Investment Activity  ......       11,950              0             316        1,315
        Change in Unrealized Appreciation
            (Depreciation) of Investments  ................       82,087              0           6,323       22,682
    Increase (Decrease) in Net Assets Resulting            ------------- -------------- --------------- ------------
        From Operations  ..................................      113,821          5,949           6,553       23,604
                                                           ------------- -------------- --------------- ------------
    Capital Transactions:
        Contract Deposits  ................................    1,958,603        217,631         102,840      725,685
        Cost Of Insurance Charges  ........................    (230,327)       (47,650)         (9,663)     (66,331)
        Contract Withdrawals  .............................     (31,077)        (5,236)           (110)     (14,713)
    Increase (Decrease) in Net Assets Resulting            ------------- -------------- --------------- ------------
        From Capital Transactions  ........................    1,697,199        164,745          93,067      644,641
                                                           ------------- -------------- --------------- ------------
    Total Increase (Decrease) in Net Assets  ..............    1,811,020        170,694          99,620      668,245
    Net Assets, at Beginning of Year  .....................      110,865         26,798           2,987       26,150
                                                           ------------- -------------- --------------- ------------
    Net Assets, at End of Year  ...........................$   1,921,885 $      197,492 $       102,607 $    694,395
                                                           ============= ============== =============== ============








                                         F-37

                                                                         1995
                                                                              Fidelity        Fidelity
                                                                                 Money           Asset     Fidelity
                                                                                Market         Manager       Growth
                                                                  Total      Portfolio       Portfolio    Portfolio

    Increase (Decrease) in Net Assets
    Operations:
        Net Investment Income (Loss)  .....................$         160 $          244 $           (5) $       (41)
        Realized Gain (Loss) on Investment Activity  ......         (55)              0              18        (291)
        Change in Unrealized Appreciation
            (Depreciation) of Investments  ................        1,511              0              94        (187)
    Increase (Decrease) in Net Assets Resulting            ------------- -------------- --------------- ------------
        From Operations  ..................................        1,616            244             107        (519)
                                                           ------------- -------------- --------------- ------------
    Capital Transactions:
        Contract Deposits  ................................      133,550         80,546           1,541       18,203
        Transfers Between Funds  ..........................            0       (44,242)           2,186       12,969
        Transfers From (To) AIG Life  .....................        (872)          (872)               0            0
        Cost Of Insurance Charges  ........................     (23,429)        (8,878)           (847)      (4,503)
    Increase (Decrease) in Net Assets Resulting            ------------- -------------- --------------- ------------
        From Capital Transactions  ........................      109,249         26,554           2,880       26,669
                                                           ------------- -------------- --------------- ------------
    Total Increase (Decrease) in Net Assets  ..............      110,865         26,798           2,987       26,150
    Net Assets, at Beginning of Year  .....................            0              0               0            0
                                                           ------------- -------------- --------------- ------------
    Net Assets, at End of Year  ...........................$     110,865 $       26,798 $         2,987 $     26,150
                                                           ============= ============== =============== ============


                  AIG LIFE INSURANCE COMPANY
                          (AIG LIFE)
                      VARIABLE ACCOUNT II

              STATEMENT OF CHANGES IN NET ASSETS
    For the Years Ended December 31,1996 and December 31,1995

                                                                            1996
                                                                              Fidelity
                                                                            Investment        Fidelity      Dreyfus
                                                               Fidelity          Grade            High        Stock
                                                               Overseas           Bond          Income        Index
                                                              Portfolio      Portfolio       Portfolio    Portfolio
    Increase (Decrease) in Net Assets
    Operations:
        Net Investment Income (Loss)  .....................$       (308) $         (93) $          (12) $      2,994
        Realized Gain (Loss) on Investment Activity  ......          936             39             111        2,229
        Change in Unrealized Appreciation
            (Depreciation) of Investments  ................        5,923          1,154           1,903        7,602
    Increase (Decrease) in Net Assets Resulting            ------------- -------------- --------------- ------------
        From Operations  ..................................        6,551          1,100           2,002       12,825
                                                           ------------- -------------- --------------- ------------
    Capital Transactions:
        Contract Deposits  ................................      118,360         52,569          60,255      151,297
        Cost Of Insurance Charges  ........................     (10,379)        (3,096)         (5,660)     (15,661)
        Contract Withdrawals  .............................        (107)           (15)            (15)         (50)
    Increase (Decrease) in Net Assets Resulting            ------------- -------------- --------------- ------------
        From Capital Transactions  ........................      107,874         49,458          54,580      135,586
                                                           ------------- -------------- --------------- ------------
    Total Increase (Decrease) in Net Assets  ..............      114,425         50,558          56,582      148,411
    Net Assets, at Beginning of Year  .....................        5,236            614           1,322        3,656
                                                           ------------- -------------- --------------- ------------
    Net Assets, at End of Year  ...........................$     119,661 $       51,172 $        57,904 $    152,067
                                                           ============= ============== =============== ============

                                                                          1995
                                                                              Fidelity
                                                                            Investment        Fidelity      Dreyfus
                                                               Fidelity          Grade            High        Stock
                                                               Overseas           Bond          Income        Index
                                                              Portfolio      Portfolio       Portfolio    Portfolio

    Increase (Decrease) in Net Assets
    Operations:
        Net Investment Income (Loss)  .....................$         (9) $          (1) $           (1) $         48
        Realized Gain (Loss) on Investment Activity  ......         (14)              6               0           49
        Change in Unrealized Appreciation
            (Depreciation) of Investments  ................          122             10              13           99
    Increase (Decrease) in Net Assets Resulting            ------------- -------------- --------------- ------------
        From Operations  ..................................           99             15              12          196
                                                           ------------- -------------- --------------- ------------
    Capital Transactions:
        Contract Deposits  ................................        1,799            356              89        1,751
        Transfers Between Funds  ..........................        4,158            393           1,343        2,651
        Transfers From (To) AIG Life  .....................            0              0               0            0
        Cost Of Insurance Charges  ........................        (820)          (150)           (122)        (942)
    Increase (Decrease) in Net Assets Resulting            ------------- -------------- --------------- ------------
        From Capital Transactions  ........................        5,137            599           1,310        3,460
                                                           ------------- -------------- --------------- ------------
    Total Increase (Decrease) in Net Assets  ..............        5,236            614           1,322        3,656
    Net Assets, at Beginning of Year  .....................            0              0               0            0
                                                           ------------- -------------- --------------- ------------
    Net Assets, at End of Year  ...........................$       5,236 $          614 $         1,322 $      3,656

                                                           ============= ============== =============== ============


                      AIG LIFE INSURANCE COMPANY
                          (AIG LIFE)
                      VARIABLE ACCOUNT II

              STATEMENT OF CHANGES IN NET ASSETS
    For the Years Ended December 31,1996 and December 31,1995

                                                                                     1996

                                                                Dreyfus       Alliance
                                                                   Zero         Growth        Alliance
                                                                 Coupon              &    Conservative     Alliance
                                                                   2000         Income       Investors       Growth
                                                              Portfolio      Portfolio       Portfolio    Portfolio
    Increase (Decrease) in Net Assets
    Operations:
        Net Investment Income (Loss)  .....................$          72 $       11,700 $            12 $        251
        Realized Gain (Loss) on Investment Activity  ......         (14)          (800)               9        7,049
        Change in Unrealized Appreciation
            (Depreciation) of Investments  ................          (7)          7,238             442       23,960
    Increase (Decrease) in Net Assets Resulting            ------------- -------------- --------------- ------------
        From Operations  ..................................           51         18,138             463       31,260
                                                           ------------- -------------- --------------- ------------
    Capital Transactions:
        Contract Deposits  ................................        4,192        154,585          10,554      240,796
        Cost Of Insurance Charges  ........................      (1,635)       (18,387)         (1,411)     (36,923)
        Contract Withdrawals  .............................         (15)        (3,803)            (64)      (5,885)
    Increase (Decrease) in Net Assets Resulting            ------------- -------------- --------------- ------------
        From Capital Transactions  ........................        2,542        132,395           9,079      197,988
                                                           ------------- -------------- --------------- ------------
    Total Increase (Decrease) in Net Assets  ..............        2,593        150,533           9,542      229,248
    Net Assets, at Beginning of Year  .....................          318         16,264             474       24,094
                                                           ------------- -------------- --------------- ------------
    Net Assets, at End of Year  ...........................$       2,911 $      166,797 $        10,016 $    253,342
                                                           ============= ============== =============== ============













                                                      F-40

                                                                               1995

                                                                Dreyfus       Alliance
                                                                   Zero         Growth        Alliance
                                                                 Coupon              &    Conservative     Alliance
                                                                   2000         Income       Investors       Growth
                                                              Portfolio      Portfolio       Portfolio    Portfolio

    Increase (Decrease) in Net Assets
    Operations:
        Net Investment Income (Loss)  .....................$           2 $         (30) $           (1) $       (43)
        Realized Gain (Loss) on Investment Activity  ......          (1)             79               6           80
        Change in Unrealized Appreciation
            (Depreciation) of Investments  ................            3            707               9          620
    Increase (Decrease) in Net Assets Resulting            ------------- -------------- --------------- ------------
        From Operations  ..................................            4            756              14          657
                                                           ------------- -------------- --------------- ------------
    Capital Transactions:
        Contract Deposits  ................................           98         11,299             460       15,441
        Transfers Between Funds  ..........................          324          6,137             211       11,912
        Transfers From (To) AIG Life  .....................            0              0               0            0
        Cost Of Insurance Charges  ........................        (108)        (1,928)           (211)      (3,916)
    Increase (Decrease) in Net Assets Resulting            ------------- -------------- --------------- ------------
        From Capital Transactions  ........................          314         15,508             460       23,437
                                                           ------------- -------------- --------------- ------------
    Total Increase (Decrease) in Net Assets  ..............          318         16,264             474       24,094
    Net Assets, at Beginning of Year  .....................            0              0               0            0
                                                           ------------- -------------- --------------- ------------
    Net Assets, at End of Year  ...........................$         318 $       16,264 $           474 $     24,094
                                                           ============= ============== =============== ============

                  AIG LIFE INSURANCE COMPANY
                          (AIG LIFE)
                      VARIABLE ACCOUNT II

              STATEMENT OF CHANGES IN NET ASSETS
    For the Years Ended December 31,1996 and December 31,1995


                                                                          1996

                                                                                                            Van Eck
                                                               Alliance                                      Gold &
                                                                 Growth       Alliance        Alliance      Natural
                                                              Investors     Technology          Quasar    Resources
                                                              Portfolio      Portfolio       Portfolio    Portfolio
    Increase (Decrease) in Net Assets
    Operations:
        Net Investment Income (Loss)  .....................$       (170) $          (6) $           (4) $       (19)
        Realized Gain (Loss) on Investment Activity  ......          492              0               0           44
        Change in Unrealized Appreciation
            (Depreciation) of Investments  ................        2,647          (192)              86          494
    Increase (Decrease) in Net Assets Resulting            ------------- -------------- --------------- ------------
        From Operations  ..................................        2,969          (198)              82          519
                                                           ------------- -------------- --------------- ------------
    Capital Transactions:
        Contract Deposits  ................................       61,331          8,268           4,913       11,121
        Cost Of Insurance Charges  ........................      (8,832)          (195)           (255)      (1,173)
        Contract Withdrawals  .............................        (979)              0               0         (20)
    Increase (Decrease) in Net Assets Resulting            ------------- -------------- --------------- ------------
        From Capital Transactions  ........................       51,520          8,073           4,658        9,928
                                                           ------------- -------------- --------------- ------------
    Total Increase (Decrease) in Net Assets  ..............       54,489          7,875           4,740       10,447
    Net Assets, at Beginning of Year  .....................        1,575              0               0          265
                                                           ------------- -------------- --------------- ------------
    Net Assets, at End of Year  ...........................$      56,064 $        7,875 $         4,740 $     10,712
                                                           ============= ============== =============== ============












                                                    F-42

                                                                               1995

                                                                                                            Van Eck
                                                               Alliance                                      Gold &
                                                                 Growth       Alliance        Alliance      Natural
                                                              Investors     Technology          Quasar    Resources
                                                              Portfolio      Portfolio       Portfolio    Portfolio

    Increase (Decrease) in Net Assets
    Operations:
        Net Investment Income (Loss)  .....................$         (2) $            0 $             0 $          0
        Realized Gain (Loss) on Investment Activity  ......           15              0               0          (2)
        Change in Unrealized Appreciation
            (Depreciation) of Investments  ................           22              0               0          (2)
    Increase (Decrease) in Net Assets Resulting            ------------- -------------- --------------- ------------
        From Operations  ..................................           35              0               0          (4)
                                                           ------------- -------------- --------------- ------------
    Capital Transactions:
        Contract Deposits  ................................        1,326              0               0          256
        Transfers Between Funds  ..........................          916              0               0          113
        Transfers From (To) AIG Life  .....................            0              0               0            0
        Cost Of Insurance Charges  ........................        (702)              0               0        (100)
    Increase (Decrease) in Net Assets Resulting            ------------- -------------- --------------- ------------
        From Capital Transactions  ........................        1,540              0               0          269
                                                           ------------- -------------- --------------- ------------
    Total Increase (Decrease) in Net Assets  ..............        1,575              0               0          265
    Net Assets, at Beginning of Year  .....................            0              0               0            0
                                                           ------------- -------------- --------------- ------------
    Net Assets, at End of Year  ...........................$       1,575 $            0 $             0 $        265
                                                           ============= ============== =============== ============



                  AIG LIFE INSURANCE COMPANY
                          (AIG LIFE)
                      VARIABLE ACCOUNT II

              STATEMENT OF CHANGES IN NET ASSETS
    For the Years Ended December 31,1996 and December 31,1995

                                                                        1996

                                                                Van Eck       Tomorrow
                                                              Worldwide           Long
                                                               Balanced           Term
                                                              Portfolio      Portfolio
    Increase (Decrease) in Net Assets
    Operations:
        Net Investment Income (Loss)  .....................$       (104) $            1
        Realized Gain (Loss) on Investment Activity  ......          224              0
        Change in Unrealized Appreciation
            (Depreciation) of Investments  ................        1,832              0
    Increase (Decrease) in Net Assets Resulting            ------------- --------------
        From Operations  ..................................        1,952              1
                                                           ------------- --------------
    Capital Transactions:
        Contract Deposits  ................................       34,041            165
        Cost Of Insurance Charges  ........................      (3,070)            (6)
        Contract Withdrawals  .............................         (65)              0
    Increase (Decrease) in Net Assets Resulting            ------------- --------------
        From Capital Transactions  ........................       30,906            159
                                                           ------------- --------------
    Total Increase (Decrease) in Net Assets  ..............       32,858            160
    Net Assets, at Beginning of Year  .....................        1,112              0
                                                           ------------- --------------
    Net Assets, at End of Year  ...........................$      33,970 $          160
                                                           ============= ==============











                                                      F-44

                                                                        1995

                                                                Van Eck       Tomorrow
                                                              Worldwide           Long
                                                               Balanced           Term
                                                              Portfolio      Portfolio

    Increase (Decrease) in Net Assets
    Operations:
        Net Investment Income (Loss)  .....................$         (1) $            0
        Realized Gain (Loss) on Investment Activity  ......            0              0
        Change in Unrealized Appreciation
            (Depreciation) of Investments  ................            1              0
    Increase (Decrease) in Net Assets Resulting            ------------- --------------
        From Operations  ..................................            0              0
                                                           ------------- --------------
    Capital Transactions:
        Contract Deposits  ................................          385              0
        Transfers Between Funds  ..........................          929              0
        Transfers From (To) AIG Life  .....................            0              0
        Cost Of Insurance Charges  ........................        (202)              0
    Increase (Decrease) in Net Assets Resulting            ------------- --------------
        From Capital Transactions  ........................        1,112              0
                                                           ------------- --------------
    Total Increase (Decrease) in Net Assets  ..............        1,112              0
    Net Assets, at Beginning of Year  .....................            0              0
                                                           ------------- --------------
    Net Assets, at End of Year  ...........................$       1,112 $            0
                                                           ============= ==============

                                    See Notes to Financial Statements

                           AIG LIFE INSURANCE COMPANY
                                   (AIG LIFE)
                               VARIABLE ACCOUNT II

                          NOTES TO FINANCIAL STATEMENTS

1. History

Variable Account II (the "Account") is a separate investment account maintained under the provisions of Delaware Insurance Law by AIG Life Insurance Company (the "Company"), a subsidiary of American International Group, Inc. The Account operates as a unit investment trust registered under the Investment Company Act of 1940, as amended, and supports the operations of the Company's individual flexible premium variable universal life insurance policies (the "policies").

The Account invests in shares of Alliance Variable Products Series Fund, Inc. ("Alliance Fund"), Dreyfus Variable Investment Fund ("Dreyfus Fund"), Dreyfus Stock Index Fund, Fidelity Investments Variable Insurance Products Fund ("Fidelity Trust"), Fidelity Variable Insurance Products Fund II ("Fidelity Trust II"), Van Eck Investment Trust ("Van Eck Trust") and Weiss, Peck & Greer ("Tomorrow Funds"). The assets in the policies may be invested in the following subaccounts:

Alliance Fund:                            Fidelity Trust:
      Growth & Income Portfolio                 Money Market Portfolio
      Conservative Investors Portfolio          High  IncomePortfolio
      Growth Portfolio                          Growth Portfolio
      Growth Investors Portfolio                Overseas Portfolio
      Quasar Portfolio
      Technology Portfolio

Dreyfus Fund:                             Fidelity Trust II:
      Zero Coupon 2000 Portfolio               Investment Grade Bond Portfolio
      Stock Index Portfolio                    Asset Manager Portfolio

Van Eck Trust:                            Weiss,Peck & Greer
Tomorrow Funds:
      Gold & Natural Resources Portfolio        Tomorrow Long Term
      Worldwide Balanced Portfolio              Tomorrow Medium Term
                                                Tomorrow Short Term

The Account commenced operations on May 4, 1995.

The assets of the Account are the property of the Company. The portion of the Account's assets applicable to the policies are not chargeable with the liabilities arising out of any other business conducted by the Company.

In addition to the Account, policy owners may also allocate assets of the policies to the Guaranteed Account, which is part of the Company's general account. Amounts allocated to the Guaranteed Account are credited with a guaranteed rate of interest. Because of exemptive and exclusionary provisions, interests in the Guaranteed Account have not been registered under the Securities Act of 1933, and the Guaranteed Account has not been registered as an investment company under the Investment Company Act of 1940.

                           AIG LIFE INSURANCE COMPANY
                                   (AIG LIFE)
                               VARIABLE ACCOUNT II

              NOTES TO FINANCIAL STATEMENTS (continued)

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Account in preparation of the financial statements in conformity with generally accepted accounting principles.

A. Investment Valuation - The investments in the Funds are stated at market value which is the net asset value of each of the respective series as determined at the close of business on the last business day of the period by the Fund.

B.   Accounting  for  Investments  -  Investment   transactions   are
accounted for on the date the investments are purchased or sold. Dividend income is recorded on the ex-dividend date.

C. Federal Income Taxes - The Company is taxed under federal law as a life insurance company. The Account is part of the Company's total operations and is not taxed separately. Under existing federal law, no taxes are payable on investment income and realized capital gains of the Account.

D. The preparation of the accompanying financial statements required management to make estimates and assumptions that affect the reported values of assets and liabilities and the reported amounts from operations and policy transactions. Actual results could differ from those estimates.


3. Contract Charges

There are charges and deductions which the Company will deduct from each policy. The deductions from premium are a sales charge of 5% plus the state specific premium taxes.

Daily charges for mortality and expense risks assumed by the Company are assessed through the daily unit value calculation and are equivalent on an annual basis to .90% of the account value of the policies. This charge may be decreased to not less than .50% in policy years eleven and greater.

On the policies' issue date and each monthly anniversary, the following deductions are made from the policies' account value:
      (a)   administrative charges
      (b)   insurance charges
      (c)   supplemental benefit charges

If the policy is surrendered during the first fourteen policy years, the Company will deduct a surrender charge based on a percentage of first year premium. A pro rata surrender charge will be deducted for any partial surrender. An administrative charge upon partial surrender will be equal to the lessor of $25.00 or 2% of the amount surrendered.

            AIG LIFE INSURANCE COMPANY
                    (AIG LIFE)
               VARIABLE ACCOUNT II

NOTES TO FINANCIAL STATEMENTS (continued)

4. Purchases of Investments

For the year ended December 31, 1996, investment activity in the Fund was as follows:

                                                       Cost of      Proceeds
                                                      Purchases    From Sales

Shares of
Fidelity Trust Funds:
        Money Market Portfolio ................... $   1,073,092 $    905,561
        Asset Manager Portfolio ..................       104,160       11,157
        Growth Portfolio .........................       834,904      191,222
        Overseas Portfolio........................       128,897       21,393
        Investment Grade Bond Portfolio...........        52,886        3,404
        High Income Portfolio.....................        61,293        6,725
Dreyfus:
        Stock Index Portfolio.....................       173,308       34,688
        Zero Coupon 2000 Portfolio................         6,037        3,426
Alliance Funds:
        Growth & Income Portfolio ................       174,195       30,132
        Conservative Investors Portfolio..........        10,787        1,692
        Growth Portfolio..........................       256,993       58,688
        Growth Investors Portfolio................        71,324       16,643
        Technology Portfolio......................         8,088           21
        Quasar Portfolio..........................         4,766          112
Van Eck:
        Gold & Natural Resources Portfolio........        11,855        1,938
        Worldwide Balanced Portfolio..............        35,032        4,226
Weiss, Peck, & Greer Tomorrow Funds:
        Tomorrow Long Term Portfolio..............           163            4


For the year ended December 31, 1995, investment activity in the Fund was as follows:

                                                       Cost of      Proceeds
                                                      Purchases    From Sales


Shares of
Fidelity Trust Funds:
        Money Market Portfolio ................... $      79,323 $     52,686
        Asset Manager Portfolio ..................         3,611          760
        Growth Portfolio .........................        44,248       16,780
        Overseas Portfolio........................         5,767          692
        Investment Grade Bond Portfolio...........           889          291
        High Income Portfolio.....................         1,361           52
Dreyfus:
        Stock Index Portfolio.....................         4,255          790
        Zero Coupon 2000 Portfolio................           421          105
Alliance Funds:
        Growth & Income Portfolio ................        17,402        1,878
        Conservative Investors Portfolio..........           672          217
        Growth Portfolio..........................        26,173        2,850
        Growth Investors Portfolio................         2,011          474
Van Eck:
        Gold & Natural Resources Portfolio........           361          102
        Worldwide Balanced Portfolio..............         1,440          331

AIG LIFE INSURANCE COMPANY
(AIG LIFE)
VARIABLE ACCOUNT II

NOTES TO FINANCIAL STATEMENTS (continued)




5.  Net Increase (Decrease) in Accumulation Units

For the year ended December 31, 1996, transactions in accumulation units of the account were as follows:


                                                                                                                          Fidelity
                                                           Fidelity        Fidelity                                      Investment
                                                              Money           Asset        Fidelity       Fidelity            Grade
                                                             Market         Manager          Growth       Overseas             Bond
                                                          Portfolio       Portfolio       Portfolio      Portfolio        Portfolio
                                                     --------------   -------------   -------------   ------------    -------------

                   VARIABLE UNIVERSAL LIFE
    Units Purchased .............................         96,350.61        2,591.56       37,503.48       3,749.09         4,033.53
    Units Withdrawn .............................        (5,294.89)        (829.91)      (6,918.88)     (1,001.87)         (303.80)
    Units Transferred Between Funds .............       (75,597.53)        6,187.57       22,839.59       7,337.92         1,059.20
    Units Transferred From (To) AIG Life ........              0.00            0.00            0.00           0.00             0.00
                                                     --------------   -------------   -------------   ------------    -------------
    Net Increase (Decrease) .....................         15,458.19        7,949.22       53,424.19      10,085.14         4,788.93
    Units, at Beginning of the Year .............          2,613.20          273.10        2,457.41         520.81            59.34
                                                     --------------   -------------   -------------   ------------    -------------
    Units, at End of the Year ...................         18,071.39        8,222.32       55,881.60      10,605.95         4,848.27
                                                     ==============   =============   =============   ============    =============

    Unit Value at December 31, 1996 .............  $          10.74  $        12.48  $        12.43  $       11.27  $         10.58
                                                         ==========       =========       =========       ========        =========
                                                                                            Dreyfus       Alliance
                                                           Fidelity         Dreyfus            Zero         Growth         Alliance
                                                               High           Stock          Coupon              &     Conservative
                                                             Income           Index            2000         Income        Investors
                                                          Portfolio       Portfolio       Portfolio      Portfolio        Portfolio
                                                     --------------   -------------   -------------   ------------    -------------

    Units Purchased .............................          3,558.70        5,255.44          372.27       7,525.87           691.18
    Units Withdrawn .............................          (556.36)      (1,261.30)        (162.07)     (1,938.87)         (138.83)
    Units Transferred Between Funds .............          1,930.06        7,186.07           39.06       5,344.61           314.46
    Units Transferred From (To) AIG Life ........              0.00            0.00            0.00           0.00             0.00
                                                     --------------   -------------   -------------   ------------    -------------
    Net Increase (Decrease) .....................          4,932.40       11,180.21          249.26      10,931.61           866.81
    Units, at Beginning of the Year .............            130.66          337.14           30.83       1,489.45            44.30
                                                     --------------   -------------   -------------   ------------    -------------
    Units, at End of the Year ...................          5,063.06       11,517.35          280.09      12,421.06           911.11
                                                     ==============   =============   =============   ============    =============

    Unit Value at December 31, 1996 .............  $          11.44  $        13.20  $        10.39  $       13.43  $         10.99
                                                         ==========       =========       =========       ========        =========






                                               F-50

    AIG LIFE INSURANCE COMPANY
    (AIG LIFE)
    VARIABLE ACCOUNT II

    NOTES TO FINANCIAL STATEMENTS (continued)




    5.  Net Increase (Decrease) in Accumulation Units

    For the year ended December 31, 1996, transactions in accumulation units of the account were as follows:
                                                                                                                           Van Eck
                                                                           Alliance                                          Gold &
                                                           Alliance          Growth        Alliance       Alliance          Natural
                                                             Growth       Investors      Technology         Quasar        Resources
                                                          Portfolio       Portfolio       Portfolio      Portfolio        Portfolio
                                                     --------------   -------------   -------------   ------------    -------------

    Units Purchased .............................         10,212.03        1,818.45          642.41         305.92           716.36
    Units Withdrawn .............................        (3,531.42)        (588.89)         (16.62)        (25.45)         (103.45)
    Units Transferred Between Funds .............          9,659.34        3,766.51          142.81         184.80           279.13
    Units Transferred From (To) AIG Life ........              0.00            0.00            0.00           0.00             0.00
                                                     --------------   -------------   -------------   ------------    -------------
    Net Increase (Decrease) .....................         16,339.95        4,996.07          768.60         465.27           892.04
    Units, at Beginning of the Year .............          2,245.78          146.15            0.00           0.00            26.34
                                                     --------------   -------------   -------------   ------------    -------------
    Units, at End of the Year ...................         18,585.73        5,142.22          768.60         465.27           918.38
                                                     ==============   =============   =============   ============    =============

    Unit Value at December 31, 1996 .............  $          13.63  $        11.55  $        10.25  $       10.19  $         11.66
                                                     ==============   =============   =============   ============    =============



                                                            Van Eck        Tomorrow
                                                          Worldwide            Long
                                                           Balanced            Term
                                                          Portfolio       Portfolio
                                                     --------------   -------------

    Units Purchased .............................          2,698.78            9.77
    Units Withdrawn .............................          (323.82)          (0.61)
    Units Transferred Between Funds .............            596.23            6.10
    Units Transferred From (To) AIG Life ........              0.00            0.00
                                                     --------------   -------------
    Net Increase (Decrease) .....................          2,971.19           15.26
    Units, at Beginning of the Year .............            111.95            0.00
                                                     --------------   -------------
    Units, at End of the Year ...................          3,083.14           15.26
                                                     ==============   =============

    Unit Value at December 31, 1996 .............  $          11.02  $        10.45
                                                         ==========       =========

    AIG LIFE INSURANCE COMPANY
    (AIG LIFE)
    VARIABLE ACCOUNT II
    STATEMENT OF ASSETS AND LIABILITIES
    JUNE 30,1997
    (Unaudited)

    ASSETS:
       Investments at Market Value:

                                                    Shares          Cost       Market Value
             Fidelity
               Money Market Portfolio ........    732,148.240  $     732,148      $   732,148
               Asset Manager Portfolio .......     14,700.028        289,249          288,840
               Growth Portfolio ..............     25,466.746        814,659          870,963
               Overseas Portfolio ............     10,132.114        182,173          203,048
               Investment Grade Bond Portfolio      4,566.662         54,529           54,069
               High Income Portfolio .........      7,664.705         93,155           95,272
             Dreyfus
               Stock Index Portfolio .........     20,906.072        475,912          506,554
               Zero Coupon 2000 Portfolio ....        736.453          8,958            9,029
             Alliance
               Growth & Income Portfolio .....    272,366.236        469,414          484,382
               Conservative Investors Portfoli      1,048.062         12,350           13,006
               Growth Portfolio ..............     38,949.933        701,560          741,609
               Growth Investors Portfolio ....      5,580.339         72,035           75,558
               Technology Portfolio ..........     16,187.824        181,549          187,131
               Quasar Portfolio ..............     14,246.109        157,900          164,827
             Van Eck
               Worldwide Hard Assets Portfolio      1,155.794         18,041           18,423
               Worldwide Balanced Portfolio ..      4,456.010         48,564           52,715
             Weiss,Peck & Greer
               Tomorrow Short Term Portfolio .        229.498          2,235            2,304
               Tomorrow Long Term Portfolio ..        845.291          6,071            6,669

             Total Investments ................                          $ 4,320,502       4,506,547

                       Total Assets ................                                             $ 4,506,547
    LIABILITIES:
       Payable to AIG Life Insurance Company ...                                                 $     2,368
    EQUITY:
       Contract Owners' Equity ............................................         4,504,179

                  Total Equity ............................................       $ 4,506,547

                  See accompanying notes to financial statements (unaudited).

            AIG LIFE INSURANCE COMPANY
                    (AIG LIFE)
               VARIABLE ACCOUNT II
             STATEMENT OF OPERATIONS
      For the Six Months Ended June 30, 1997
                   (Unaudited)

                                                           Fidelity    Fidelity
                                                             Money       Asset
                                                            Market      Manager
                                                 Total     Portfolio   Portfolio
    Investment Income (Loss):
        Dividends  ...........................  $151,320      $15,293    $24,048
    Expenses:
        Mortality & Expense Risk Fees  .......     15,386      $2,604       $960
        Daily Administrative Charges  ........          0           0          0
    Net Investment Income (Loss)  ............    135,934      12,689     23,088

    Realized & Unrealized Gain (Loss) on Investments:
        Realized Gain (Loss) on Investment
            Activity  ........................    108,074     ($3,149)    $8,045
        Change in Unrealized Appreciation
            (Depreciation)  ..................    102,451           0     (6,826)
        Net Gain (Loss) on Investments  ......    210,525      (3,149)     1,219

    Increase (Decrease) in Net Assets
        Resulting From Operations  ...........    346,459       9,540     24,307

                                                                       Fidelity
                                                                      Investment
                                               Fidelity    Fidelity      Grade
                                                Growth     Overseas      Bond
                                               Portfolio   Portfolio   Portfolio
    Investment Income (Loss):
        Dividends  ...........................   $29,644      $11,804     $3,074
    Expenses:
        Mortality & Expense Risk Fees  .......    $3,708         $724       $233
        Daily Administrative Charges  ........         0            0          0
    Net Investment Income (Loss)  ............    25,936       11,080      2,841

    Realized & Unrealized Gain (Loss) on Investments:
        Realized Gain (Loss) on Investment
            Activity  ........................   $39,220          ($2)        $2
        Change in Unrealized Appreciation
            (Depreciation)  ..................    33,809       14,830     (1,624)
        Net Gain (Loss) on Investments  ......    73,029       14,828     (1,622)

    Increase (Decrease) in Net Assets
        Resulting From Operations  ...........    98,965       25,908      1,219

                                                                        Dreyfus
                                               Fidelity     Dreyfus      Zero
                                                 High        Stock      Coupon
                                                Income       Index       2000
                                               Portfolio   Portfolio   Portfolio
    Investment Income (Loss):
        Dividends  ...........................    $4,849       $2,875       $154
    Expenses:
        Mortality & Expense Risk Fees  .......      $315       $1,241        $28
        Daily Administrative Charges  ........         0            0          0
    Net Investment Income (Loss)  ............     4,534        1,634        126

    Realized & Unrealized Gain (Loss) on Investments:
        Realized Gain (Loss) on Investment
            Activity  ........................      $173      $25,909       ($86)
        Change in Unrealized Appreciation
            (Depreciation)  ..................       201       22,941         76
        Net Gain (Loss) on Investments  ......       374       48,850        (10)

    Increase (Decrease) in Net Assets
        Resulting From Operations  ...........     4,908       50,484        116

                                               Alliance    Alliance
                                               Growth &  Conservative  Alliance
                                                Income     Investors    Growth
                                               Portfolio   Portfolio   Portfolio
    Investment Income (Loss):
        Dividends  ...........................   $27,385         $306    $27,680
    Expenses:
        Mortality & Expense Risk Fees  .......    $1,543          $50     $2,073
        Daily Administrative Charges  ........         0            0          0
    Net Investment Income (Loss)  ............    25,842          256     25,607

    Realized & Unrealized Gain (Loss) on Investments:
        Realized Gain (Loss) on Investment
            Activity  ........................   $14,411          $95    $23,142
        Change in Unrealized Appreciation
            (Depreciation)  ..................     7,023          206     15,468
        Net Gain (Loss) on Investments  ......    21,434          301     38,610

    Increase (Decrease) in Net Assets
        Resulting From Operations  ...........    47,276          557     64,217

                                               Alliance
                                                Growth     Alliance    Alliance
                                               Investors  Technology    Quasar
                                               Portfolio   Portfolio   Portfolio
    Investment Income (Loss):
        Dividends  ...........................    $2,233         $544       $114
    Expenses:
        Mortality & Expense Risk Fees  .......      $287         $719       $632
        Daily Administrative Charges  ........         0            0          0
    Net Investment Income (Loss)  ............     1,946         (175)      (518)

    Realized & Unrealized Gain (Loss) on Investments:
        Realized Gain (Loss) on Investment
            Activity  ........................    $3,092      ($2,895)     ($270)
        Change in Unrealized Appreciation
            (Depreciation)  ..................       854        5,774      6,842
        Net Gain (Loss) on Investments  ......     3,946        2,879      6,572

    Increase (Decrease) in Net Assets
        Resulting From Operations  ...........     5,892        2,704      6,054

                                                VanEck
                                               Worldwide    VanEck     Tomorrow
                                                 Hard      Worldwide     Short
                                                Assets     Balanced      Term
                                               Portfolio   Portfolio   Portfolio
    Investment Income (Loss):
        Dividends  ...........................      $485         $832         $0
    Expenses:
        Mortality & Expense Risk Fees  .......       $63         $188         $2
        Daily Administrative Charges  ........         0            0          0
    Net Investment Income (Loss)  ............       422          644         (2)

    Realized & Unrealized Gain (Loss) on Investments:
        Realized Gain (Loss) on Investment
            Activity  ........................      ($69)        $462         $1
        Change in Unrealized Appreciation
            (Depreciation)  ..................      (109)       2,318         69
        Net Gain (Loss) on Investments  ......      (178)       2,780         70

    Increase (Decrease) in Net Assets
        Resulting From Operations  ...........       244        3,424         68

                                               Tomorrow
                                                 Long
                                                 Term
                                               Portfolio
    Investment Income (Loss):
        Dividends  ...........................        $0
    Expenses:
        Mortality & Expense Risk Fees  .......       $16
        Daily Administrative Charges  ........         0
    Net Investment Income (Loss)  ............       (16)

    Realized & Unrealized Gain (Loss) on Investments:
        Realized Gain (Loss) on Investment
            Activity  ........................       ($7)
        Change in Unrealized Appreciation
            (Depreciation)  ..................       599
        Net Gain (Loss) on Investments  ......       592

    Increase (Decrease) in Net Assets
        Resulting From Operations  ...........       576

               See accompanying notes to financial statements (unaudited).

            AIG LIFE INSURANCE COMPANY
                    (AIG LIFE)
               VARIABLE ACCOUNT II
        STATEMENT OF CHANGES IN NET ASSETS
      For the Six Months Ended June 30, 1997
                   (Unaudited)

                                                           Fidelity    Fidelity
                                                             Money       Asset
                                                            Market      Manager
                                                 Total     Portfolio   Portfolio
    Increase (Decrease) in Net Assets
    Operations:
        Net Investment Income (Loss)  ........  $135,934      $12,689    $23,088
        Realized Gain (Loss) on Investment Act  $108,074       (3,149)     8,045
        Change in Unrealized Appreciation
            (Depreciation) of Investments  ...   102,451            0     (6,826)
    Increase (Decrease) in Net Assets Resulting
        From Operations  .....................   346,459        9,540     24,307

    Capital Transactions:
        Contract Deposits  ................... 2,608,137      645,041    179,528
        Cost Of Insurance Charge  ............  (308,731)     (66,512)   (16,949)
        Administrative Charges  ..............         0            0          0
        Policy Loans  ........................   (52,504)     (52,504)         0
        Transfers Between Funds  .............         0            0          0
        Contract Withdrawals  ................   (11,067)           0       (601)
        Deferred Sales Charges  ..............         0            0          0
        Death Benefits  ......................         0            0          0
    Increase (Decrease) in Net Assets Resulting
        From Capital Transactions  ........... 2,235,835      526,025    161,978
    Total Increase (Decrease) in Net Assets  . 2,582,294      535,565    186,285
    Net Assets, at Beginning of Year  ........ 1,921,885      197,492    102,607
    Net Assets, at June 30,1997  ............. 4,504,179      733,057    288,892

                                                                       Fidelity
                                                                      Investment
                                               Fidelity    Fidelity      Grade
                                                Growth     Overseas      Bond
                                               Portfolio   Portfolio   Portfolio
    Increase (Decrease) in Net Assets
    Operations:
        Net Investment Income (Loss)  ........   $25,936      $11,080     $2,841
        Realized Gain (Loss) on Investment Act    39,220           (2)         2
        Change in Unrealized Appreciation
            (Depreciation) of Investments  ...    33,809       14,830     (1,624)
    Increase (Decrease) in Net Assets Resulting
        From Operations  .....................    98,965       25,908      1,219
    Capital Transactions:
        Contract Deposits  ...................   151,037       70,404      4,057
        Cost Of Insurance Charge  ............   (69,078)     (12,653)    (2,508)
        Administrative Charges  ..............         0            0          0
        Policy Loans  ........................         0            0          0
        Transfers Between Funds  .............         0            0          0
        Contract Withdrawals  ................    (2,749)        (364)         0
        Deferred Sales Charges  ..............         0            0          0
        Death Benefits  ......................         0            0          0
    Increase (Decrease) in Net Assets Resulting
        From Capital Transactions  ...........    79,210       57,387      1,549
    Total Increase (Decrease) in Net Assets  .   178,175       83,295      2,768
    Net Assets, at Beginning of Year  ........   694,395      119,661     51,172
    Net Assets, at June 30,1997  .............   872,570      202,956     53,940

                                                                        Dreyfus
                                               Fidelity     Dreyfus      Zero
                                                 High        Stock      Coupon
                                                Income       Index       2000
                                               Portfolio   Portfolio   Portfolio
    Increase (Decrease) in Net Assets
    Operations:
        Net Investment Income (Loss)  ........    $4,534       $1,634       $126
        Realized Gain (Loss) on Investment Act       173       25,909        (86)
        Change in Unrealized Appreciation
            (Depreciation) of Investments  ...       201       22,941         76
    Increase (Decrease) in Net Assets Resulting
        From Operations  .....................     4,908       50,484        116

    Capital Transactions:
        Contract Deposits  ...................    40,096      333,398      8,526
        Cost Of Insurance Charge  ............    (7,041)     (29,025)    (2,374)
        Administrative Charges  ..............         0            0          0
        Policy Loans  ........................         0            0          0
        Transfers Between Funds  .............         0            0          0
        Contract Withdrawals  ................         0       (1,175)      (171)
        Deferred Sales Charges  ..............         0            0          0
        Death Benefits  ......................         0            0          0
    Increase (Decrease) in Net Assets Resulting
        From Capital Transactions  ...........    33,055      303,198      5,981
    Total Increase (Decrease) in Net Assets  .    37,963      353,682      6,097
    Net Assets, at Beginning of Year  ........    57,904      152,067      2,911
    Net Assets, at June 30,1997  .............    95,867      505,749      9,008

                                               Alliance    Alliance
                                               Growth &  Conservative  Alliance
                                                Income     Investors    Growth
                                               Portfolio   Portfolio   Portfolio
    Increase (Decrease) in Net Assets
    Operations:
        Net Investment Income (Loss)  ........   $25,842         $256    $25,607
        Realized Gain (Loss) on Investment Act    14,411           95     23,142
        Change in Unrealized Appreciation
            (Depreciation) of Investments  ...     7,023          206     15,468
    Increase (Decrease) in Net Assets Resulting
        From Operations  .....................    47,276          557     64,217

    Capital Transactions:
        Contract Deposits  ...................   300,135        3,689    477,211
        Cost Of Insurance Charge  ............   (27,853)      (1,209)   (48,714)
        Administrative Charges  ..............         0            0          0
        Policy Loans  ........................         0            0          0
        Transfers Between Funds  .............         0            0          0
        Contract Withdrawals  ................    (2,790)           0     (2,949)
        Deferred Sales Charges  ..............         0            0          0
        Death Benefits  ......................         0            0          0
    Increase (Decrease) in Net Assets Resulting
        From Capital Transactions  ...........   269,492        2,480    425,548
    Total Increase (Decrease) in Net Assets  .   316,768        3,037    489,765
    Net Assets, at Beginning of Year  ........   166,797       10,016    253,342
    Net Assets, at June 30,1997  .............   483,565       13,053    743,107

                                               Alliance
                                                Growth     Alliance    Alliance
                                               Investors  Technology    Quasar
                                               Portfolio   Portfolio   Portfolio
    Increase (Decrease) in Net Assets
    Operations:
        Net Investment Income (Loss)  ........    $1,946        ($175)     ($518)
        Realized Gain (Loss) on Investment Act     3,092       (2,895)      (270)
        Change in Unrealized Appreciation
            (Depreciation) of Investments  ...       854        5,774      6,842
    Increase (Decrease) in Net Assets Resulting
        From Operations  .....................     5,892        2,704      6,054

    Capital Transactions:
        Contract Deposits  ...................    15,177      181,449    160,113
        Cost Of Insurance Charge  ............    (4,847)      (6,503)    (6,321)
        Administrative Charges  ..............         0            0          0
        Policy Loans  ........................         0            0          0
        Transfers Between Funds  .............         0            0          0
        Contract Withdrawals  ................         0            0          0
        Deferred Sales Charges  ..............         0            0          0
        Death Benefits  ......................         0            0          0
    Increase (Decrease) in Net Assets Resulting
        From Capital Transactions  ...........    10,330      174,946    153,792
    Total Increase (Decrease) in Net Assets  .    16,222      177,650    159,846
    Net Assets, at Beginning of Year  ........    56,064        7,875      4,740
    Net Assets, at June 30,1997  .............    72,286      185,525    164,586

                                                VanEck
                                               Worldwide    VanEck     Tomorrow
                                                 Hard      Worldwide     Short
                                                Assets     Balanced      Term
                                               Portfolio   Portfolio   Portfolio
    Increase (Decrease) in Net Assets
    Operations:
        Net Investment Income (Loss)  ........      $422         $644        ($2)
        Realized Gain (Loss) on Investment Act       (69)         462          1
        Change in Unrealized Appreciation
            (Depreciation) of Investments  ...      (109)       2,318         69
    Increase (Decrease) in Net Assets Resulting
        From Operations  .....................       244        3,424         68

    Capital Transactions:
        Contract Deposits  ...................     9,615       19,893      2,280
        Cost Of Insurance Charge  ............    (2,165)      (4,406)       (44)
        Administrative Charges  ..............         0            0          0
        Policy Loans  ........................         0            0          0
        Transfers Between Funds  .............         0            0          0
        Contract Withdrawals  ................         0         (268)         0
        Deferred Sales Charges  ..............         0            0          0
        Death Benefits  ......................         0            0          0
    Increase (Decrease) in Net Assets Resulting
        From Capital Transactions  ...........     7,450       15,219      2,236
    Total Increase (Decrease) in Net Assets  .     7,694       18,643      2,304
    Net Assets, at Beginning of Year  ........    10,712       33,970          0
    Net Assets, at June 30,1997  .............    18,406       52,613      2,304

                                               Tomorrow
                                                 Long
                                                 Term
                                               Portfolio
    Increase (Decrease) in Net Assets
    Operations:
        Net Investment Income (Loss)  ........      ($16)
        Realized Gain (Loss) on Investment Act        (7)
        Change in Unrealized Appreciation
            (Depreciation) of Investments  ...       599
    Increase (Decrease) in Net Assets Resulting
        From Operations  .....................       576

    Capital Transactions:
        Contract Deposits  ...................     6,488
        Cost Of Insurance Charge  ............      (529)
        Administrative Charges  ..............         0
        Policy Loans  ........................         0
        Transfers Between Funds  .............         0
        Contract Withdrawals  ................         0
        Deferred Sales Charges  ..............         0
        Death Benefits  ......................         0
    Increase (Decrease) in Net Assets Resulting
        From Capital Transactions  ...........     5,959
    Total Increase (Decrease) in Net Assets  .     6,535
    Net Assets, at Beginning of Year  ........       160
    Net Assets, at June 30,1997  .............     6,695

               See accompanying notes to financial statements (unaudited).

              AIG LIFE INSURANCE COMPANY
                      (AIG LIFE)
                 VARIABLE ACCOUNT II
      NOTES TO FINANCIAL STATEMENTS (Continued)
                     JUNE 30,1997
                     (Unaudited)
    4. Purchases of Investments
  For the six months ended June 30, 1997, investment activity in the Fund was as follows:

                                                       Cost of       Proceeds
                                                      Purchases     From Sales
    Shares of
    Fidelity Trust Funds:
            Money Market Portfolio ...............  $   1,717,839  $  1,195,150
            Asset Manager Portfolio ..............        266,406       105,430
            Growth Portfolio .....................        788,670       713,210
            Overseas Portfolio....................        127,141        70,202
            Investment Grade Bond Portfolio.......          5,342         4,014
            High Income Portfolio.................         44,063        11,957
    Dreyfus:
            Stock Index Portfolio.................        500,279       197,854
            Zero Coupon 2000 Portfolio............         12,548         6,570
    Alliance Funds:
            Growth & Income Portfolio ............        405,787       136,782
            Conservative Investors Portfolio......          3,816         1,431
            Growth Portfolio......................        596,828       174,422
            Growth Investors Portfolio............         68,637        58,834
            Technology Portfolio..................        383,317       208,230
            Quasar Portfolio......................        316,172       162,900
    Van Eck:
            Gold & Natural Resources Portfolio....         10,635         3,232
            Worldwide Balanced Portfolio..........         20,638         5,512
    Weiss, Peck, & Greer Tomorrow Funds:
            Tomorrow Short Term Portfolio.........          2,280            46
            Tomorrow Medium Term Portfolio........                            -
            Tomorrow Long Term Portfolio..........          7,370         1,563

    AIG LIFE INSURANCE COMPANY
    (AIG LIFE)
    VARIABLE ACCOUNT II
    NOTES TO FINANCIAL STATEMENTS (continued)
    (UNAUDITED)
        5.  Net Increase (Decrease) in Accumulation Units
        For the period ended June 30, 1997, transactions in accumulation units of the account were as follows:

                                                         Fidelity               Fidelity
                                                          Money                  Asset                Fidelity
                                                          Market                Manager                Growth
                                                        Portfolio              Portfolio              Portfolio
                      VARIABLE ANNUITY              ------------------     ------------------     -----------------
        Units Purchased .......................            157,384.66             3,077.19             27,068.25
        Units Withdrawn .......................            (10,973.96)           (1,372.91)            (5,661.77)
        Units Transferred Between Funds .......            (97,788.81)           10,980.65            (15,434.27)
        Units Transferred From (To) AI Life ...
                                                    ------------------     ------------------     -----------------
        Net Increase (Decrease) ...............             48,621.89            12,684.93              5,972.21
        Units, at Beginning of the Year .......             18,071.39             8,222.32             55,881.60
                                                    ------------------     ------------------     -----------------
        Units, as of June 30,1997 .............             66,693.28            20,907.25             61,853.81
                                                    ==================     ==================     =================

        Unit Value as of June 30, 1997 ........   $             10.98    $           13.82    $            14.08
                                                    ==================     ==================     =================

                                                                                Fidelity              Fidelity
                                                         Fidelity              Investment               High
                                                         Overseas              Grade Bond              Income
                                                        Portfolio              Portfolio              Portfolio
                                                    ------------------     ------------------     -----------------
        Units Purchased .......................              3,397.96                 371.83              2,871.47
        Units Withdrawn .......................             (1,170.32)               (236.47)              (649.09)
        Units Transferred Between Funds .......              2,707.06                  10.08                483.81
        Units Transferred From (To) AI Life ...
                                                    ------------------     ------------------     -----------------
        Net Increase (Decrease) ...............              4,934.70                 145.44              2,706.19
        Units, at Beginning of the Year .......             10,605.95               4,848.27              5,063.06
                                                    ------------------     ------------------     -----------------
        Units, as of June 30,1997 .............             15,540.65               4,993.71              7,769.25
                                                    ==================     ==================     =================

        Unit Value as of June 30, 1997 ........   $             13.07    $             10.83    $            12.26
                                                    ==================     ==================     =================

                                                         Dreyfus                Dreyfus               Alliance
                                                          Stock               Zero Coupon             Growth &
                                                          Index                   2000                 Income
                                                        Portfolio              Portfolio              Portfolio
                                                    ------------------     ------------------     -----------------
        Units Purchased .......................              7,726.11                 549.81             5,929.24
        Units Withdrawn .......................             (2,104.99)               (244.68)           (2,237.17)
        Units Transferred Between Funds .......             14,859.02                 268.76            15,560.84
        Units Transferred From (To) AI Life ...
                                                    ------------------     ------------------     -----------------
        Net Increase (Decrease) ...............             20,480.14                 573.89            19,252.91
        Units, at Beginning of the Year .......             11,517.35                 280.09            12,421.06
                                                    ------------------     ------------------     -----------------
        Units, as of June 30,1997 .............             31,997.49                 853.98             31,673.97
                                                    ==================     ==================     =================

        Unit Value as of June 30, 1997 ........   $             15.83    $             10.57    $            15.29
                                                    ==================     ==================     =================

                                                         Alliance                                     Alliance
                                                       Conservative             Alliance               Growth
                                                        Investors                Growth               Investors
                                                        Portfolio              Portfolio              Portfolio
                                                    ------------------     ------------------     -----------------
        Units Purchased .......................                300.60              11,262.39              1,109.16
        Units Withdrawn .......................               (113.35)             (3,858.16)              (418.62)
        Units Transferred Between Funds .......                 29.66              23,504.30                165.89
        Units Transferred From (To) AI Life ...
                                                    ------------------     ------------------     -----------------
        Net Increase (Decrease) ...............                216.91              30,908.53                856.43
        Units, at Beginning of the Year .......                911.11              18,585.73              5,142.22
                                                    ------------------     ------------------     -----------------
        Units, as of June 30,1997 .............              1,128.02              49,494.26              5,998.65
                                                    ==================     ==================     =================

        Unit Value as of June 30, 1997 ........   $             11.53    $             14.98    $            12.60
                                                    ==================     ==================     =================

                                                                                                       Van Eck
                                                         Alliance               Alliance              Worldwide
                                                        Technology               Quasar              Hard Assets
                                                        Portfolio              Portfolio              Portfolio
                                                    ------------------     ------------------     -----------------
        Units Purchased .......................             2,036.57                1,906.36                 570.09
        Units Withdrawn .......................              (660.62)               (625.81)               (191.77)
        Units Transferred Between Funds .......             15,329.27              13,187.51                294.65
        Units Transferred From (To) AI Life ...
                                                    ------------------     ------------------     -----------------
        Net Increase (Decrease) ...............             16,705.22              14,468.06                672.97
        Units, at Beginning of the Year .......                768.60                 465.27                918.38
                                                    ------------------     ------------------     -----------------
        Units, as of June 30,1997 .............             17,473.82              14,933.33              1,591.35
                                                    ==================     ==================     =================

        Unit Value as of June 30, 1997 ........   $             10.71    $             11.04    $            11.58
                                                    ==================     ==================     =================

                                                         Van Eck                Tomorrow              Tomorrow
                                                        Worldwide                Short                  Long
                                                         Balanced                 Term                  Term
                                                        Portfolio              Portfolio              Portfolio
                                                    ------------------     ------------------     -----------------
        Units Purchased .......................              1,160.14                   0.00                112.79
        Units Withdrawn .......................               (412.46)                 (3.95)               (47.24)
        Units Transferred Between Funds .......                594.54                 210.10                491.87
        Units Transferred From (To) AI Life ...
                                                    ------------------     ------------------     -----------------
        Net Increase (Decrease) ...............              1,342.22                 206.15                557.42
        Units, at Beginning of the Year .......              3,083.14                   0.00                 15.26
                                                    ------------------     ------------------     -----------------
        Units, as of June 30,1997 .............              4,425.36                 206.15                572.68
                                                    ==================     ==================     =================

        Unit Value as of June 30, 1997 ........   $             11.91    $             11.18    $            11.65
                                                    ==================     ==================     =================

                           PART II - OTHER INFORMATION

                           PART II - OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission theretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                 REPRESENTATION

   AIG Life Insurance Company represents that the fees and charges deducted under the policies covered by this registration statement, in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION

    Under its Bylaws, the Company, to the full extent permitted by Delaware law shall indemnify any person who was or is a party to any proceeding (whether brought by or in the right of the Company or otherwise) by reason of the fact that he or she is or was a Director of the Company, or while a Director of the Company, is or was serving at the request of the Company as a Director, Officer, Partner, Trustee, Employee, or Agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with such proceeding.

       The Company shall extend such indemnification, as is provided to directors above, to any person, not a director of the Company, who is or was an officer of the Company or is or was serving at the request of the Company as a director, officer, partner, trustee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan. In addition, the Board of Directors of the Company may, by resolution, extend such further indemnification to an officer or such other person as may to it seem fair and reasonable in view of all relevant circumstances.


    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to such provisions of the bylaws or statutes or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Policies issued by the Variable Account, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public Policy as expressed in said Act and will be governed by the final adjudication of such issue.

                    CONTENTS OF REGISTRATION STATEMENT

    This Registration Statement comprises the following papers and documents:

           The facing sheet.

           The Prospectus consisting of 72 pages.

           The undertaking to file reports.

           Representation.

           The signatures.

           Written consents of the following persons:
                  Kenneth D. Walma
                  Jorden Burt Berenson & Johnson, LLP
                  Michael Burns

      The following exhibits:

A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

      1. Resolution of the Board of Directors of the Company*

      2. Not Applicable

      3.  a.   Principal Underwriter's Agreement***
          b.   Registered Representative's Agreement***

      4.  Not Applicable

      5. a. Group Flexible Premium Variable Universal Life
            Insurance Policy*****
        b.  Flexible Premium Variable Life Insurance Certificate*****

      6. a. Articles of Incorporation of the Company**
         b. By-Laws of the Company**

      7. Not Applicable

      8. Not Applicable

      9. Not Applicable

      10.   Form of Policy Application*****

      11.   Powers of Attorney****

B.    Opinion and Consent of Counsel*****

C.    Opinion and Consent of Actuary*****

D.    Consent of Independent Certified Public Accountants

E.    Consent of Jorden Burt Berenson & Johnson LLP*****

F.    Memorandum Regarding Administrative Procedures***

------------------

  *   Incorporated by reference to Registrant's Form N-8B-2.

** Incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-8B-2.

*** Incorporated by reference to Registrant's filing on Form S-6, March 28, 1995 (File No. 33-90684).

**** Incorporated by reference to Registrant's Post-Effective Amendment No. 2 filed on Form S-6, May 1, 1997 (File No. 33-90684).

***** Incorporated by reference to Registrant's filing on Form S-6, August
      22, 1997 (File No. 333-34199).

                                SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Wilmington, and State of Delaware on this 24th day of October, 1997.




                                    VARIABLE ACCOUNT II
                                    (Registrant)

                                    By: AIG LIFE INSURANCE COMPANY
                                    (Sponsor)



                                       By:/s/Kenneth D. Walma
                                       Kenneth D. Walma, Assistant
                                        Secretary

ATTEST:

 /s/ Robert Liguori
Robert Liguori, Vice President
 and General Counsel

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


      Signature                     Title             Date

/s/ Howard E. Gunton, Jr.*
------------------------   Chief Accounting           October 24, 1997
 Howard E. Gunton, Jr.       Officer


/s/ Nicholas A. O'Kulich*
------------------------   Director                   October 24, 1997
 Nicholas A. O'Kulich

/s/ Maurice R. Greenberg*
------------------------   Director                   October 24, 1997
 Maurice R. Greenberg

/s/ Edwin A. G. Manton*
----------------------     Director                   October 24, 1997
 Edwin A. G. Manton

/s/ Edward E. Matthews*
----------------------     Director                   October 24, 1997
 Edward E. Matthews

/s/ Jerome T. Muldowney*
-----------------------    Director                   October 24, 1997
 Jerome T. Muldowney

/s/ Win J. Neuger*
----------------------     Director                   October 24, 1997
 Win J. Neuger

/s/ John R. Skar*
----------------------     Director                   October 24, 1997
 John R. Skar

/s/ Howard I. Smith*
----------------------     Director                   October 24, 1997
 Howard I. Smith

/s/ Ernest E. Stempel*
----------------------     Director                   October 24, 1997
 Ernest E. Stempel

/s/ Gerald W. Wyndorf*
----------------------     Director                   October 24, 1997
 Gerald W. Wyndorf



/s/ Robert J. O'Connell*
-----------------------    Director                   October 24, 1997
 Robert J. O'Connell


      /s/Kenneth D. Walma
 *By:--------------------------------
    Kenneth D. Walma
    Attorney in Fact


                             INDEX TO EXHIBITS


EXHIBIT

A.  Consent of Independent Certified Public Accountants